PROSPECTUS

3,350,000 Shares

Filed pursuant to Rule 424(b)4
Registration No. 333-134997

Common Stock

We are a bank holding company headquartered in Atlanta, Georgia. We are offering 3,350,000 shares of our common stock in this initial public offering.

Our common stock was recently approved for listing on the Nasdaq Global Market under the trading symbol “OFSI.”

See “ Risk Factors” beginning on page 10 for a decision of factors that you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$9.50	$31,825,000
Underwriting discount	$0.665	$2,227,750
Proceeds to us (1)	$8.835	$29,597,250

(1)	This amount is the total before deducting legal, accounting, printing and other offering expenses payable by us, which are estimated at $750,000.

The underwriters may also purchase up to 502,500 additional shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares to purchasers against payment in New York, New York on or about October 4, 2006, subject to customary closing conditions.

The date of this prospectus is September 28, 2006

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus will be materially accurate so long as we permit this prospectus to be used. Our business, financial condition, results of operations and prospects may have changed since that date. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the banking market in Alabama, Florida, Georgia, Illinois and North Carolina. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context suggests otherwise, references to “Omni,” “Omni Financial Services,” “our company,” “we,” “us” and “our” mean the combined business of Omni Financial Services, Inc. and of its consolidated subsidiaries; and references to the “bank” means our banking subsidiary, Omni National Bank.

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SUMMARY

This summary provides an overview of material information contained elsewhere in this prospectus. This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the “Risk Factors” section beginning on page 10 and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock.

Omni Financial Services, Inc.

We are a bank holding company headquartered in Atlanta, Georgia. Our operations are principally conducted through our wholly owned subsidiary, Omni National Bank, a national bank headquartered in Atlanta, Georgia. We have one full-service banking location in Atlanta, Georgia, one in Dalton, Georgia, four in North Carolina, one in Chicago, Illinois and one in Tampa, Florida. In addition, we have loan production offices in Charlotte, North Carolina, Dalton, Georgia and Birmingham, Alabama. On a consolidated basis, as of June 30, 2006, we had approximately $585.7 million in assets, $416.0 million in net loans, $428.5 million in deposits and $35.9 million in shareholders’ equity.

We provide a broad array of financial products and services, including specialized services such as community redevelopment lending, small business lending and equipment leasing, residential construction lending, consumer lending, warehouse lending and asset-based lending. We seek to expand our financial products and services and geographic markets to meet the needs of our customers, diversify our revenue stream and mitigate our exposure to regional economic downturns. For the first six months of 2006, no single loan product or service line generated more than 25% of our revenue, and approximately 38% of our revenue was generated outside of the metropolitan Atlanta market.

Our Business Plan: Execute on Opportunities

We commenced operations in 1992 as a private redevelopment lender in Atlanta, Georgia. Between 1992 and 2000, we developed and implemented a proprietary community redevelopment lending model, which includes both loan production and credit administration. Redevelopment lending involves making real estate construction loans to support the restoration of low- to moderate-income neighborhoods. This business line has been supported by the gentrification of American cities, the process of higher-income households moving into low-income neighborhoods, which helps to increase the value of the area’s properties. Our redevelopment lending model, combined with our proven ability to identify and integrate business opportunities and key personnel, has facilitated our expansion into a full-service financial services organization. In the last few years, we have executed on the following opportunities:

•	In March 2000, we acquired United National Bank, a 25-year-old troubled minority-owned financial institution headquartered in Fayetteville, North Carolina with approximately $30 million in assets. This acquisition allowed us to engage in the banking business and helped to lower our cost of funds. During the first year following the acquisition, our management injected new capital, implemented new management systems and operating procedures, created new products and services, updated technology systems and applied intense problem loan workout strategies. After one year, the banking regulators lifted all previously imposed regulatory restrictions, and we changed the bank’s name to Omni National Bank.

•	In March 2001, we formed Omni Community Development Corporation, which owns, operates, rehabilitates and makes loans to low- and moderate-income individuals, families and neighborhoods. This subsidiary also engages in mezzanine finance activities, which involve the issuance of subordinated debt and equity, with the lender ranking junior to senior creditors and senior to common stock or other equity.

•	In December 2002, we established Omni Capital, our small business lending and commercial leasing division, to accommodate an experienced team of small business lending and leasing professionals who joined our organization from a national commercial finance company. This initiative enhanced our management team and further diversified our lending activities.

•	In June 2004, we acquired a Florida banking charter with no assets, allowing us to open a de novo branch in Tampa that initially focused on redevelopment lending activities.

•	In December 2004, we opened a loan production office in Chicago, Illinois. We relocated one of our most experienced commercial lenders to Chicago and recruited local lenders to form a full-service bank branch in June 2005.

•	In July 2005, we acquired Georgia Community Bank, a three-year-old troubled financial institution headquartered in Dalton, Georgia with approximately $40 million in assets. This acquisition permitted us to relocate our North Carolina charter to Georgia, open a branch office in Atlanta and begin conducting full-service banking operations in Georgia.

We stand ready to execute upon new opportunities as we identify them.

As a result of our successful execution on opportunities and our unique business model, we have achieved significant growth. Specifically:

•	From December 31, 2001 to June 30, 2006, we:

•	increased total assets from $105.0 million to $585.7 million, representing compound annual growth of 46.5%; and

•	increased net loans from $68.4 million to $416.0 million, representing compound annual growth of 49.4%.

•	For the five years ended December 31, 2005, we:

•	increased diluted earnings per share from $0.10 to $0.51 on a pro forma tax equivalent basis, representing compound annual growth of 50.3%; and

•	limited net charge-offs to an average of 0.16% of average loans outstanding.

•	For the three years ended December 31, 2005, we:

•	achieved an annual weighted average net interest margin of 5.26%;

•	realized an annual weighted average gross yield on loans of 9.22%; and

•	achieved an average return on equity of 14.06% on a pro forma tax equivalent basis.

Our Core Competencies

We have focused our lending activities primarily on commercial real estate and real estate construction loans, which comprised 73.7% of our total loan and lease portfolio at June 30, 2006. In addition to traditional lending and deposit gathering capabilities, we also provide a broad array of financial products and services aimed at satisfying the needs of small to mid-sized businesses, professional corporations and their proprietors, and individual real estate investors.

We attribute our success to the following core competencies:

•	Entrepreneurial Focus. We pride ourselves on our alacrity when presented with strategic and lending opportunities. By bringing an entrepreneurial focus to traditional banking, we are able to structure unique transactions and respond quickly to our customers’ needs. Our broad range of experience also allows us to execute specialized types of lending not normally offered by institutions of our size. By offering our customers flexibility and responsiveness and providing a full range of financial products and services, we believe we are well positioned to serve our markets.

•	Our Unique Culture. We have instilled a culture of partnership, creating a shared sense of commitment throughout our organization. Under the leadership of our senior executive team, we have created a positive work environment for our employees and fostered a productive, entrepreneurial culture. Our directors and employees are invested directly in our success, as evidenced by their collective ownership of approximately 88% of our common stock at June 30, 2006. Through their purchases of our common stock, directors and employees have contributed approximately 72.1% of the capital raised through the sale of stock since 2001. We plan to continue to motivate our employees by providing sound leadership and competitive compensation and benefits.

•	Employee and Customer Diversity. Since our inception, we have focused on serving the needs of the communities in which we operate, and in particular, minority communities. We believe the diversity of our employees and directors enables us to establish and maintain customer relationships through shared understandings and experiences. Approximately 40% of our associates are minorities with ethnic backgrounds that include African-American, Hispanic, Asian, Pacific Islander, Pakistani and Persian. Our employees speak over ten different languages and approximately 60% of our associates are female. Our culture of diversity is the essence of our character; we experience it in our customers and it is embraced by our board of directors, executive officers and employees.

•	Stringent Credit Administration and Problem Loan Workouts. We consider credit administration to be of primary importance. We emphasize early and frequent communication with our borrowers, with follow-up on late payments generally commencing when a loan is five days past due and foreclosure proceedings typically beginning when it is 30 days past due. We also tailor our credit approval and administration processes to each borrower’s risk profile and to the specific type of loan. For instance, in our community redevelopment lending area, our lenders monitor construction progress on site for each of our loans on a weekly basis. Our disciplined approach to credit administration is evidenced by our charge-off ratio (net charge-offs to average loans) of 0.23%, 0.10% and 0.18% for 2005, 2004 and 2003, respectively. We have also aggressively and successfully pursued payment on nonperforming assets acquired in the acquisitions of United National Bank and Georgia Community Bank, both of which were troubled institutions at the time of acquisition.

Our Markets

We currently operate in several attractive markets with diverse economies. While general population growth is an important factor in our evaluation of desirable geographic markets, the diverse needs of our customers require us to evaluate a variety of other demographic and economic metrics. For instance, because our business model focuses on community redevelopment lending as a catalyst for expansion, we consider market information regarding fluctuations in home values (which represent potential collateral value), the number of housing starts and the median year of construction for housing structures. We view housing start and median age statistics as important because redevelopment lending tends to be most successful in economically disadvantaged metropolitan neighborhoods with 40-50 year old homes, but can also be profitable wherever there is a supply of deteriorated urban properties undergoing restoration and upgrading. We also look for ethnically diverse markets with a substantial number of minority-owned and women-owned businesses.

We compete principally in the Atlanta, Georgia, Chicago, Illinois, Tampa, Florida and Fayetteville, North Carolina markets. Summary information regarding our principal markets is provided below. Unless otherwise indicated, population, employment and demographic data is taken from the 2000 United States Census, the 2002

Economic Census and Annual Estimates of the Population of Metropolitan and Micropolitan Statistical Areas from April 1, 2000 to July 1, 2004 provided by the United States Census; housing value data is taken from the 2004 American Community Survey; and housing start and year of construction data is taken from the 2004 and 2000 American Housing Surveys issued by the United States Department of Housing and Urban Development.

Atlanta. Atlanta’s population grew 40.0% in the 1990s from 3.0 million in 1990 to 4.2 million in 2000, and 10.8% from 4.2 million in April 2000 to 4.7 million in July 2004. In addition to this population growth, employment in Atlanta increased 22.4% during the 1990s. According to a February 2006 report issued by Georgia State University, Atlanta is projected to create approximately 117,000 new jobs in 2006 through 2008. The median value of homes in Atlanta was $217,329 as of 2004. Projected decreases of 9.9% and 6.1% in 2006 and 2007 housing starts, respectively, and the 50-year-old median age of Atlanta housing units provide us with an opportunity to benefit from a strong redevelopment market. Atlanta is also a diverse economy. In 2002, 32.4% of its firms were minority-owned and 39.4% of its firms were women-owned.

Chicago. Chicago’s population grew 22.9% in the 1990s from 7.4 million in 1990 to 9.1 million in 2000, and 3.2% from 9.1 million in April 2000 to 9.4 million in July 2004. Although the United States Department of Labor reports that employment in Chicago increased by only 2.3% from 1996 to 2005, the Illinois Department of Employment Security reports an expected 11% increase from 2002 to 2012. Median home values in Chicago were $225,247 as of 2004. According to Crain’s Chicago Business Journal, housing starts in the Chicago MSA increased slightly in 2005 and are expected to remain stable in 2006. The median year of construction for housing units is 1947 in the Chicago “central city.” Analogous to the Atlanta market, Chicago is a diverse economy, with 24.9% of its firms minority-owned and 34.3% of its firms women-owned in 2002.

Tampa. Tampa’s population grew 14.3% in the 1990s, from 2.1 million in 1990 to 2.4 million in 2000, and 8.0% from 2.4 million in April 2000 to 2.6 million in July 2004. Employment increased in Tampa by 26.7% during the 1990s, and continues to increase with the creation of 32,400 new jobs in 2005. Median home values in Tampa were $135,670 in 2004, housing starts in Tampa decreased by approximately 13% from 1999 to 2003 and the median year of construction for housing units is 1973. Tampa is also a diverse economy, with 19.8% of its firms minority-owned and 35.4% of its firms women-owned in 2002. Our Tampa presence also provides us with the ability to expand into other markets in Florida.

Fayetteville. Fayetteville’s population grew 13.1% in the 1990s from 297,569 in 1990 to 336,609 in 2000, and 2.8% from 336,609 in April 2000 to 346,136 in July 2004. Employment increased by 17.4% during the 1990s and by 4.8% between 2000 and 2005. The median value of owner-occupied housing units was $89,300 in 2000 and the median year of construction for housing units is 1972. Fayetteville is a diverse economy, with 37.9% of its firms minority-owned and 47.3% of its firms women-owned in 2002.

Our Growth Opportunities

We have experienced significant growth since our inception and believe our core competencies and opportunistic business model position us well for continued growth. To execute our growth strategy, we intend to:

•

Emphasize Our Community Redevelopment Lending Program as a Catalyst for Expansion. Over the past 15 years, we have established a successful community redevelopment lending program. Our success is largely a result of our proprietary model for loan production and credit administration. Although our model requires additional overhead and fixed costs, our redevelopment lending portfolio has generated a weighted average gross yield of 14.15% for the three years ended December 31, 2005, with net charge-offs of 0.27%, 0.27% and 0.19% of average loans in this portfolio, respectively, for the years ended December 31, 2005, 2004 and 2003. We intend to use this program as a catalyst for full-service branch growth in new and existing markets. Our structured redevelopment lending training program further develops the skills of our experienced lenders, allowing them to expand our community redevelopment lending activities in existing and new markets. As a result, our model is readily exportable, providing significant opportunities for growth. Our services have historically been concentrated in the Atlanta metropolitan area, but we have recently expanded our redevelopment lending activities into Tampa, Florida, Chicago, Illinois, Charlotte, North Carolina and Birmingham, Alabama.

•	Identify and Expand Growth Opportunities in New and Existing Markets and Lines of Business. As we identify banks and bankers that fit our corporate culture and model, we may expand to other geographic areas and product lines. For example, we recently expanded our product line to include small business financing and asset-based lending after retaining a group of experienced lenders in those areas. We anticipate similar expansions of our business to other types of lending. As we continue to execute on opportunities, we plan to identify and enter additional new markets with favorable conditions. We plan to open a loan production office in Philadelphia, Pennsylvania in November 2006 and are also considering other markets, including Dallas, Texas; Baltimore, Maryland; Washington, D.C.; Nashville and Memphis, Tennessee; Providence, Rhode Island and Boston, Massachusetts. We also believe that our penetration of the markets we currently serve, particularly Chicago and Tampa, will provide significant opportunities for further growth of our bank.

•	Increase Retail Deposit Generation Capabilities. To date, we have expanded our franchise through the use of wholesale funding, including Federal Home Loan Bank borrowings and brokered CDs. We intend to develop a more significant retail deposit presence in the future. If we generate core deposits at lower rates than are available to us currently, we will reduce our funding costs, which should increase our net interest margin.

Recent Developments

Through 2005, we were a pass-through S corporation for tax purposes. Effective January 1, 2006, we terminated our S corporation election and as a result, will be taxed as a C corporation going forward.

On April 18, 2006, our shareholders approved, and on May 1, 2006 we implemented, a one-for-two reverse stock split of our common stock. Unless otherwise noted, all references in this prospectus to shares of our common stock have been adjusted to reflect the stock split.

Our principal executive offices are located at Six Concourse Parkway, Suite 2300, Atlanta, Georgia 30328, and our telephone number is (770) 396-0000. We maintain websites at www.onb.com and www.redevelopmentlending.com. Information on these websites is not incorporated by reference and is not part of this prospectus.

The Offering

Common stock offered	3,350,000 shares(1)

Common stock to be outstanding immediately after this offering	10,826,366 shares(2)

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $28.8 million, or $33.3 million if the over-allotment option is exercised in full by the underwriters. We will use the net proceeds for general corporate purposes, including but not limited to the acquisition of other commercial banks or financial services companies in markets with attractive growth prospects and the development of additional products or services, including mezzanine financing.

Dividend policy

We have historically paid cash distributions as an S corporation, and we intend to continue paying dividends as a C corporation. We intend to pay cash dividends equal to approximately 25% of our core after tax earnings, if any. However, any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, prospects, regulatory restrictions and other factors that our board of directors may deem relevant.

NASDAQ Global Market symbol	OFSI

(1)	The number of shares offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 502,500 shares.
(2)	Based on shares of common stock outstanding as of August 31, 2006. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to 1,416,000 shares comprised of: up to 502,500 shares issuable by us upon exercise of the underwriters’ over-allotment option; 407,353 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $5.74 per share; and an aggregate of 506,147 shares reserved for future issuance under our stock option plan.

Risk Factors

See “Risk Factors” beginning on page 10 for a description of material risks related to an investment in our common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth certain of our historical consolidated financial data. We have derived the summary historical consolidated financial data as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 from our audited financial statements contained elsewhere in this prospectus. We have derived the summary historical consolidated financial data as of December 31, 2003, 2002 and 2001 and for the two years ended December 31, 2002 from our audited financial statements that are not included in this prospectus. The summary historical consolidated financial data as of and for the six months ended June 30, 2006 and 2005 is derived from our financial statements for the six months ended June 30, 2006 and 2005, which are contained elsewhere in this prospectus. Such financial statements have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with accounting principles generally accepted in the United States of America (GAAP). Our results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

For the year ended December 31, 2005, and for prior years, we, with the consent of our shareholders, elected to be taxed under the Internal Revenue Code as an S corporation. As an S corporation, we did not record a provision for income taxes. Instead, our earnings were passed through to our shareholders, who reported them on their personal tax returns. Our policy was to distribute cash to our shareholders in an amount equal to 40% of our taxable earnings to cover potential tax liabilities. In the first quarter of 2006, our shareholders terminated the S corporation election effective January 1, 2006, and we now pay corporate income taxes. As a result of the termination of our S corporation election, on January 1, 2006, we recorded a deferred tax asset of $3.7 million, and a credit to income tax expense of $3.7 million. The following table also sets forth pro forma earnings and earnings per share data, to illustrate our financials had we been subject to corporate income taxes.

You should read the information below together with the financial statements and related notes, Pro Forma Summary Consolidated Financial Data, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information appearing elsewhere in this prospectus.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$585,684	$391,083	$477,005	$317,743	$212,261	$144,509	$104,981
Securities available for sale	118,685	83,979	105,825	66,818	38,199	8,141	20,753
Securities held to maturity	—	—	—	—	—	14,926	—
Loans receivable (net)	415,994	261,112	322,844	222,603	153,424	103,555	68,358
Loans held for sale	3,728	14,412	8,205	4,435	—	—	—
Deposits	428,521	277,275	350,646	234,232	179,369	121,704	87,431
Short-term borrowings and long term debt	93,842	67,000	69,500	49,270	6,232	4,898	4,153
Junior subordinated debentures	20,620	20,620	20,620	10,310	5,155	—	3,569
Shareholders’ equity	35,903	21,886	29,082	21,020	17,773	14,854	7,855
Selected Income Statement Data:
Interest income	$22,115	$13,141	$30,983	$19,285	$14,039	$11,771	$10,178
Interest expense	10,006	5,090	12,859	6,268	4,487	4,339	3,925

Net interest income	12,109	8,051	18,124	13,017	9,552	7,432	6,253
Provision for loan losses	950	680	1,264	1,451	705	433	(34)

Net interest income after provision for loan losses	11,159	7,371	16,860	11,566	8,847	6,999	6,287
Noninterest income	1,398	984	2,610	2,483	2,410	2,836	1,407
Noninterest operating expenses	8,504	5,950	14,609	10,457	9,175	9,149	6,898

Income before income taxes	4,053	2,405	4,861	3,592	2,083	685	796
Income taxes	(2,363)	—	—	—	—	—	—

Net income	$6,416	$2,405	$4,861	$3,592	$2,083	$685	$796

Selected Pro Forma Income Statement Data:
Net income as reported	$6,416	$2,405	$4,861	$3,592	$2,083	$685	$796
Adjustment for income tax expense (1)	—	(728)	(1,476)	(297)	(583)	(149)	(320)
Change in tax status—conversion to C Corporation	(3,691)	—	—	—	—	—	—

Pro forma net income	$2,725	$1,677	$3,385	$3,295	$1,500	$536	$476

(footnotes on following page)

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Per Share Data (2):
Net income per share:
Basic	$0.87	$0.37	$0.74	$0.55	$0.33	$0.14	$0.16
Diluted	$0.85	$0.36	$0.73	$0.54	$0.32	$0.14	$0.16
Book value per share	$4.80	$3.35	$4.02	$3.22	$2.72	$2.35	$1.71
Tangible book value per share	$4.03	$2.98	$3.22	$2.84	$2.47	$2.10	$1.36
Average shares outstanding:
Basic	7,353,258	6,530,252	6,550,502	6,545,321	6,387,878	4,933,804	4,892,482
Diluted	7,517,775	6,616,895	6,657,988	6,621,619	6,412,278	4,946,678	4,894,853
Common stock outstanding	7,476,366	6,530,252	7,226,000	6,530,252	6,545,133	6,330,198	4,600,829
Pro Forma Per Share Data (2):
Pro forma earnings per share:
Basic	$0.37	$0.26	$0.52	$0.50	$0.23	$0.11	$0.10
Diluted	$0.36	$0.25	$0.51	$0.50	$0.23	$0.11	$0.10
Selected Performance Ratios:
Return on average assets (3)	1.73%	1.36%	1.20%	1.34%	1.16%	0.54%	0.96%
Return on average shareholders’ equity (3)	26.15%	22.74%	21.51%	19.13%	13.38%	7.50%	11.21%
Net interest spread (4)	4.51%	4.53%	4.47%	4.99%	5.66%	6.23%	7.90%
Net interest margin (4)	4.84%	4.78%	4.72%	5.20%	5.87%	6.49%	8.56%
Efficiency ratio	63.0%	65.9%	70.5%	67.5%	76.7%	89.1%	90.1%
Loan to deposit ratio	97.1%	94.2%	92.1%	95.0%	86.0%	85.1%	78.2%
Asset Quality Ratios:
Non-performing loans to gross loans	1.23%	0.59%	1.52%	0.79%	0.94%	2.08%	2.09%
Non-performing assets to total assets	1.17%	0.68%	1.29%	0.77%	0.89%	2.86%	1.42%
Allowance for loan losses to gross loans	1.32%	1.51%	1.46%	1.53%	1.42%	1.65%	2.14%
Allowance for loan losses to non-performing loans	109.05%	256.5%	96.13%	192.8%	151.3%	79.2%	102.5%
Net charge-offs to average loans outstanding (4)	0.11%	0.11%	0.23%	0.10%	0.18%	0.22%	0.08%
Capital Ratios:
Tangible equity to tangible assets	5.19%	5.00%	4.94%	5.89%	7.67%	9.29%	6.07%
Risk based capital:
Leverage capital	7.69%	6.86%	7.49%	8.12%	10.30%	8.80%	7.58%
Tier 1	9.59%	8.71%	9.83%	10.44%	12.46%	11.59%	8.30%
Total	12.53%	14.57%	13.90%	13.00%	13.71%	12.71%	9.40%
Growth Ratios:
Percentage change in net income	166.8%	69.4%	35.3%	72.4%	204.0%	(13.9)%	11.2%
Percentage change in diluted net income per share	136.1%	71.4%	35.2%	68.8%	128.6%	(12.5)%	7.5%
Percentage change in assets	49.8%	44.1%	50.1%	49.7%	46.9%	37.7%	66.5%
Percentage change in net loans	59.3%	33.0%	44.9%	45.3%	47.8%	50.7%	55.4%
Percentage change in deposits	54.5%	35.2%	49.7%	30.6%	47.4%	39.2%	82.6%
Percentage change in equity	64.0%	26.7%	38.4%	18.3%	19.7%	89.1%	41.1%
Other Data:
Full-time equivalent employees	156	114	134	91	85	78	64
Number of offices	11	10	12	10	7	5	5

(1)	This adjustment reflects a combined federal and state tax rate of 38% applied to our estimated taxable income had we been subject to corporate taxes.
(2)	The per share data has been adjusted to give effect to the one-for-two stock split effected on May 1, 2006.
(3)	Annualized for the six-month periods ended June 30, 2006 and 2005. Net income for the six months ended June 30, 2006 includes a one-time $3.7 million credit to income tax expense, which was not annualized for purposes of this calculation.
(4)	Annualized for the six-month periods ended June 30, 2006 and 2005.

PRO FORMA SUMMARY CONSOLIDATED FINANCIAL DATA

The following pro forma summary consolidated financial data for the periods indicated should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. In the first quarter of 2006, our shareholders terminated our S corporation election effective January 1, 2006, and we now pay corporate income taxes. As a result of the termination of our S corporation election, on January 1, 2006, we recorded a deferred tax asset of $3.7 million and a credit to income tax expense of $3.7 million. The pro forma summary consolidated financial data is presented to show what our historical financial position and results of operations would have looked like had we always been paying corporate income taxes. The principal adjustment we made was to add an income tax expense to each period. The unaudited pro forma summary consolidated financial data is intended for informational purposes only and is not necessarily indicative of our future operating results. We believe, however, that it is important to provide this information to investors in order to allow them to compare our earnings performance for various periods without consideration of the change in our income tax treatment in 2006 as compared to prior periods.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Net Income:
As reported	$6,416	$2,405	$4,861	$3,592	$2,083	$685	$796
Adjustment for income tax expense (1)	—	(728)	(1,476)	(297)	(583)	(149)	(320)
Change in tax status—conversion to C corporation	(3,691)	—	—	—	—	—	—

Adjusted net income	$2,725	$1,677	$3,385	$3,295	$1,500	$536	$476

Income tax reconciliation:
Book income tax at 38% combined rate	—	914	1,847	1,365	791	260	303
Tax exempt interest	—	(204)	(407)	(309)	(222)	(143)	(43)
Benefit of contributed capital gain property	—	—	—	(660)	—	—	—
Other items	—	18	36	(99)	14	31	60

Pro forma income tax expense	—	728	1,476	297	583	149	320

Per Share Data:
Net income per share:
Basic	$0.37	$0.26	$0.52	$0.50	$0.23	$0.11	$0.10
Diluted	$0.36	$0.25	$0.51	$0.50	$0.23	$0.11	$0.10

Selected Performance Ratios:
Return on average assets (2)	1.03%	0.95%	0.84%	1.23%	0.84%	0.42%	0.58%
Return on average shareholders’ equity (2)	15.59%	15.86%	14.98%	17.55%	9.64%	5.84%	6.71%

(1)	This adjustment reflects a combined federal and state tax rate of 38% applied to our estimated taxable income had we been subject to corporate taxes.
(2)	Annualized for the six-month periods ended June 30, 2006 and 2005. The denominator in this calculation is based on historical financial data.

RISK FACTORS

You should carefully consider all information included in this prospectus, including the risks described below, before purchasing shares of our common stock in this offering. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment. Other risks of which we are not aware, which relate to the banking and financial services industries in general, or which we do not currently believe are material, may cause our earnings to be lower, or hurt our future financial condition.

Risks Related to Our Market and Business

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development. We may not be able to expand our market presence in our existing markets or successfully enter new markets, and any such expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, financial condition, results of operations or future prospects, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our results of operations could be materially adversely affected.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. Our rapid growth has placed, and it may continue to place, significant demands on our operations and management. Future growth involves a number of risks, including:

•	the entrance into new markets where we lack experience;

•	the experience of unexpected competition;

•	the introduction of new products and services into our business with which we have no prior experience;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices;

•	the ability to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures;

•	the ability to manage a growing number of client relationships;

•	the ability to recruit and retain additional experienced bankers to accommodate growth;

•	the ability to maintain controls and procedures sufficient to accommodate an increase in expected loan volume and infrastructure;

•	the diversion of our management’s attention from our existing businesses as a result of our growth strategy;

•	the additional expenditures our asset growth may require to expand our administrative and operational infrastructure; and

•	the ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms.

The occurrence of any of these factors could have an adverse effect on our financial condition.

Our geographic diversity may present legal and practical difficulties that may harm our results of operations.

We currently have operations in five states, intend to expand into other states and have operated outside of Georgia and North Carolina for less than two years. Our national bank charter requires us to comply with federal laws and regulations. While certain state laws and regulations are preempted by federal laws, we must constantly monitor state laws in each state to ensure compliance, especially regarding collections, perfection of our security interests and the foreclosure process. State variances in laws may affect our ability to profitably expand. For example, as we enter states with judicial foreclosure laws, our nonperforming assets may remain on our books for longer periods of time due to the timing of judicial foreclosures.

The distance between our operations also presents logistical challenges, as our senior management’s ability to oversee operations directly is limited. We may also be unable to properly understand local market conditions, promptly react to market pressures or accurately analyze our local loan officers’ understanding of market conditions. We have limited operating experience in Chicago, Illinois and Tampa, Florida and may not be aware of all of the competitive, operational and regulatory challenges that we face in these markets, as well as other markets into which we may expand. Any failure on our part to manage our geographical diversity could have a material adverse effect on our business, financial condition and results of operations.

Our growth plans may include the acquisition of other financial institutions, and our financial condition and results of operations could be negatively affected if we fail to effectively identify and integrate acquisition targets.

We may seek to acquire other financial institutions, or parts of those institutions, though we have no present plans in that regard. Acquisitions involve a number of risks, including:

•	the inaccuracy of estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;

•	the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	the inability to finance an acquisition without diluting the interests of our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction may detract from their business productivity; and

•	the impairment of goodwill associated with an acquisition.

The occurrence of any of these factors could have an adverse effect on our financial condition.

An economic downturn, either nationally or locally in areas in which our operations are concentrated, could adversely affect our financial condition, results of operations or cash flows.

Deterioration in local, regional, national or global economic conditions could result in, among other things, an increase in loan delinquencies, a change in the housing turnover rate or a reduction in the level of available wholesale deposits. If the communities in which we operate do not grow, or if the prevailing local or national economic conditions are unfavorable, our business may not succeed. A weakening of the employment market in our primary market areas could result in an increase in the number of borrowers who default on their loans. Further, the banking industry is affected by general economic conditions such as inflation, interest rates, recession, unemployment and other factors beyond our control. As a community bank, we are less able to spread the risk of unfavorable local economic conditions than larger or more regional banks. Moreover, we may be unable to benefit from any market growth or favorable economic conditions in our primary market areas even if they do occur.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of June 30, 2006, approximately 78.8% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition. Additionally, a slowdown in real estate activity in the markets we serve may also cause a decline in our community redevelopment loan demand and may negatively impact our financial condition.

A significant portion of our loan portfolio consists of commercial and industrial, commercial real estate, construction and consumer loans, which present heightened risks as compared with residential real estate loans.

As of June 30, 2006, 20.6% of our loan portfolio consisted of commercial and industrial loans, 38.1% consisted of commercial real estate loans, 35.6% consisted of construction loans and 0.6% consisted of consumer loans. These loans present greater risks than residential real estate loans, which represented 5.1% of our loan portfolio as of that date.

Within these categories, commercial and industrial loans represent the highest degree of risk to our bank. Commercial borrowers typically secure these loans with assets of the business and personal guarantees of the principals and repay the loan out of the cash flow of the business. The increased risk relating to these loans is generally based on the types of assets collateralizing the loan and the expectation that the loan will be serviced from the operations of the business, which may not be successful.

While commercial real estate loans also involve commercial borrowers that repay their loans out of the income of the business, they are secured by real estate. As a result, adverse conditions in the real estate market, as well as economic and business conditions impairing the borrower’s cash flow, could jeopardize both the borrower’s ability to repay its loan and the value of the collateral securing the loan.

Construction loans present additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, with the value of the project depending upon its successful completion. As a result, repayment depends in part upon the ultimate success of the project. If we foreclose on a project prior to completion, we might be unable to recover the entire unpaid balance of the loan or be required to fund additional amounts for completion.

While consumer loans typically entail greater risk than the loans described above, they represent only a minimal portion of our loan portfolio. Consumer loans are typically unsecured or secured by depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment for the outstanding loan balance. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and are therefore more likely to be affected by individual personal hardships.

A rising interest rate environment presents risks that could adversely affect various aspects of our business or inhibit our opportunity to grow.

When interest rates increase, it becomes more difficult for borrowers with variable interest rates to repay their loans, which increases the likelihood of a payment default. As of June 30, 2006, approximately 54.6% of our gross loans, net of deferred fees, were variable rate loans. As a result, an increased likelihood of payment default on variable rate loans could have a significant adverse effect on our asset quality and earnings. Other borrowers may also experience decreased cash flows that make repayment more difficult. In some aspects of our business, such as residential real estate lending, the volume of loans would typically decrease as interest rates increase. Additionally, other areas, such as community redevelopment lending, would be more likely to incur increased losses resulting from reductions in borrower cash flow.

Furthermore, if commercial borrowers are unable to finance their operations, they may be forced to discontinue all or a portion of their existing operations or be precluded from opening or expanding their business. In such cases, the surrounding community’s economic development could be impaired, which could in turn jeopardize its general growth and stability. Because our strategy depends, in part, on entering metropolitan markets with growth potential, a significant increase in interest rates could ultimately inhibit the growth of our business.

To maintain the relative positions of our loan portfolio, we believe we must expand our community redevelopment lending program to new markets, and if we cannot do so our net interest margin and return on equity may decline.

Community redevelopment lending represented approximately 22.7% of our total loans and approximately 25.3% of our gross revenue as of and for the six months ended June 30, 2006. We believe our community redevelopment lending program may have reached market saturation in Atlanta. We intend to expand into other markets in order to maintain the relative proportion of community redevelopment assets in our loan portfolio. Additionally, the need for community redevelopment lending in any geographic market is likely to represent only a small percentage of the lending requirements of that market. Therefore, we will likely need to continue to expand geographically in order to maintain our growth rates and margins. Geographic expansion will require us to enter into markets in which we have no experience and could be unsuccessful. If we are unable to expand geographically, or if we are otherwise unable to maintain our loan portfolio mix, our net interest spread and margin will likely decline, causing a decrease in our return on equity and return on assets.

We lack experience in obtaining retail deposits, and further branch expansion in an effort to obtain such deposits may be unsuccessful and adversely affect our financial condition, results of operations or cash flows.

We have historically relied upon wholesale funding to fund our lending practices, but our goal is to develop a more significant retail deposit presence in the future. Although we recently engaged in a limited marketing campaign in North Carolina, we have not successfully implemented an effective retail deposit presence and do not have experience expanding or managing a retail branch network in multiple cities and states. We may need to identify and retain an experienced manager to develop a retail deposit capability and may be unable to do so. Our retail deposit strategy may result in additional competition which could require additional expense in order for us to compete. Finally, the process of opening new branches may divert our time and resources, and the investment necessary for retail branch expansion may negatively impact our efficiency ratio and profitability. If we are not able to develop a more significant retail deposit presence, our financial condition, results of operation and cash flows could be adversely affected.

Our directors and executive officers will own a significant portion of our common stock and will be able to control shareholder decisions following this offering.

Our directors and executive officers, as a group, will beneficially own approximately 52.8% of our fully diluted outstanding common stock after the completion of this offering. As a result of their ownership, the directors and executive officers will have the ability, if they voted their shares in concert, to control the outcome of all matters submitted to our shareholders for approval, including the election of directors. The interests of our directors and executive officers may differ from those of our investors.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the teamwork and increased productivity fostered by our culture, which could harm our business.

We have historically been a privately held company with few outside shareholders. We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and increased productivity. As our organization grows and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. Furthermore, as a public company, we may find it increasingly difficult to maintain the motivation of our employees and the culture of partnership that has fostered teamwork and productivity. These factors could negatively impact our ability to execute our strategy.

Our business would be harmed if we lost the services of any of our senior management team and are unable to recruit or retain suitable replacements.

We believe that our success to date and our prospects for future success depend significantly on the efforts of our senior management team, which includes Stephen M. Klein, our Chairman and Chief Executive Officer, Irwin M. Berman, our President, Jeffrey L. Levine, our Chief Redevelopment Lending Officer, and certain of our senior bankers. In addition to their skills and experience as bankers, these persons provide us with extensive community ties upon which our competitive strategy is based. Our ability to retain these persons may be hindered by the fact that we have not entered into employment or non-competition agreements with most of them. Therefore, they are free to terminate their employment with us at any time, and we could have difficulty replacing our officers with equally competent persons who are experienced in the specialized aspects of our business. Although we maintain key person life insurance on Messrs. Klein, Berman and Levine, the loss of the services of any of these persons could have an adverse effect on our business.

Competition from other financial institutions and others may adversely affect our profitability.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions, which operate in our primary market areas and elsewhere.

We compete with these institutions to make loans and to attract new customers. Many of our competitors are well-established and much larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size.

We also compete with private lenders, mezzanine and venture capital firms and angel investors in some of our lending divisions, including our community redevelopment lending and mezzanine financing divisions. These competitors are subject to minimal or no regulation and may be able to make accommodations for customers that we are unable to make.

Although we compete by concentrating our marketing efforts in our primary market areas with local advertisements and by offering personalized customer service and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful.

We are subject to claims regarding our acquisition of Georgia Community Bank that could result in substantial defense, judgment or settlement costs.

We were named as a defendant in litigation involving Georgia Community Bank, which we acquired in 2005. While the plaintiffs have dismissed us from the litigation, it is possible that they will reassert their claims against either Omni National Bank or us in the future or that other claims will be asserted against us in connection with the litigation.

On October 24, 2005, two shareholders of Georgia Community Bancshares, Inc., the former parent of Georgia Community Bank, filed a proposed class action against, among others, Georgia Community Bancshares and Georgia Community Bank for fraud under the Georgia Securities Act of 1973, as amended, violations of the Georgia Racketeer Influenced and Corrupt Organizations Act, common law fraud, negligence and breach of fiduciary duty. The complaint alleged that, prior to our acquisition of Georgia Community Bank, other defendants committed fraud in the sale of Georgia Community Bancshares stock. It also alleged that, prior to our acquisition, Georgia Community Bank made and acquired loans, including loans to insiders, that were of poor quality and resulted in loss. The complaint did not allege that we participated in any of the acts of wrongdoing, but alleged that as a result of our acquisition of Georgia Community Bank we assumed its liability for these claims. The complaint sought compensatory damages, punitive damages, treble damages under RICO and attorneys’ fees. In addition, a number of the other defendants have asserted that we have an obligation under the Georgia Business Corporation Code to indemnify those defendants and advance their costs of defense incurred in the action. There is also a possibility of claims for contribution in the future by other named defendants.

Our counsel accepted service of the complaint on our behalf on April 3, 2006. On April 18, 2006, our counsel served the plaintiffs and their counsel with written notice of our intent to file claims for abusive and frivolous litigation against the plaintiffs and their counsel if they failed to withdraw, abandon, discontinue or dismiss the complaint against us within 30 days of our notice. Subsequently, on May 3, 2006, plaintiffs voluntarily dismissed the action and all claims therein as to us without prejudice. The action is still pending against the remaining defendants.

Plaintiffs may still attempt to reassert claims against us or against Omni National Bank. We strongly dispute that either we or Omni National Bank has any liability for the claims asserted in the complaint or for any obligation to indemnify or pay contribution to any of the other defendants. We intend to vigorously defend against these claims, if they are pursued. However, we may not be able to successfully defend or resolve this litigation matter, in which case it could have a material and adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. In addition, the continued litigation of this matter has increased our legal expenses, and may distract our management from operations. See “Business — Legal Proceedings.”

As a result of this offering, we will be subject to additional reporting and governance requirements, which could adversely affect our profitability.

Upon completion of this offering, we will be a public company and, for the first time in our history, the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 (SOX), and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq, will apply to our operations. These laws and regulations will increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. Although we conduct business in a highly regulated environment, these laws and regulations have different requirements for compliance than we have previously experienced. Our expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations. In addition, it is possible that the application of these requirements to our business will result in some cultural adjustments and strain our management resources.

To date, we have not conducted a comprehensive review and confirmation of the adequacy of our existing systems and controls as may be required under Section 404 of SOX, and will not do so until after the completion of this offering. We may be required to begin complying with Section 404 as early as the 2007 fiscal year. We cannot predict the timing or impact of our evaluation, testing and remediation actions. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, certain control deficiencies. If we fail to satisfy the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the Nasdaq Global Market. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, which could adversely affect our stock price.

We have suffered a loss in our warehouse lending program and may not be able to recover this loss or avoid future comparable losses.

In December 2005, we identified a $1.0 million loss in our warehouse lending program as a result of a defalcation, which is the misappropriation, misuse or embezzlement of funds by someone entrusted with such funds. In late 2005, we wired $1.0 million to a closing agent identified by one of our loan participation customers for the purchase of three loans, with such funds to be held in escrow pending closing of the acquisition. To date, we have not received the related loan documents nor have we recovered the funds. Moreover, the closing agent has refused to provide us with any useful information regarding the status of these funds. We believe that our loan participation partner may have fraudulently obtained the loans and that the closing agent may have participated in that fraud and/or fraudulently disbursed the funds without proper authority. An FBI criminal investigation is currently underway. We believe, however, that there is only a remote possibility of full recovery.

In connection with this loss, we took a charge of $1.0 million against earnings in 2005. We have incurred litigation expense, and expect to incur further expense, pursuing recovery. Our recovery efforts could be unsuccessful, however, and we could face comparable losses in the future.

We may identify further losses in the loan portfolio acquired in the acquisition of Georgia Community Bank.

As a result of the acquisition of Georgia Community Bank, we acquired certain loans with evidence of credit deterioration for which it was probable that all contractually required payments would not be collected. We recorded these loans at fair values based on estimated cash flows to be received. There is potential for further declines in expected cash flows, which would require additional provisions to the allowance for loan losses that may adversely affect our financial condition and results of operations.

Additional growth may require us to raise additional capital in the future, but that capital may not be available when it is needed, which could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our current capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our historical net interest margin, historical rate of growth and may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally increasing interest rate environment, a strong residential mortgage market and the ability to find suitable business opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical net interest margin or historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

We have different lending risks than many banks.

We engage in a greater number of lending activities than most community banks our size. As a result, our management team must monitor a number of different business activities. We may not have the resources to manage these activities to the same extent as larger financial institutions. Furthermore, we lend primarily to small to medium-sized businesses, professional corporations and their proprietors, which may expose us to greater lending risks than banks lending primarily to larger, better-capitalized businesses with longer operating histories.

Risks Related to Our Industry

Our profitability is vulnerable to interest rate fluctuations.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid on liabilities, such as savings and time deposits and out-of-market certificates of deposit. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Recently, interest rate spreads have generally narrowed due to changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and these rate spreads may narrow further. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, interest rates may not remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors or related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for credit losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgment of our regulators. Our loan loss allowance may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition or results of operations.

Our operations could be interrupted if our network or computer systems fail or experience a security breach.

Our computer systems and network infrastructure could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could result in a loss of customers and thereby have a material adverse effect on our business, operating results and financial condition.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

As a bank holding company, we are primarily regulated by the Board of Governors of the Federal Reserve System. Our subsidiary is primarily regulated by the Office of the Comptroller of the Currency. Our compliance with Federal Reserve Board and OCC regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to the capital requirements of our regulators.

The laws and regulations applicable to the banking industry could change at any time and could affect our business and profitability. Because government regulation greatly affects our business and financial results, our cost of compliance could adversely affect our ability to operate profitably.

Changes in monetary policies may have an adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings.

Risks Related to this Offering

There is no prior public market for our common stock, and our share price could be volatile and could decline following this offering, resulting in a substantial or complete loss on your investment.

Prior to this offering, there has not been a public market for any class of our shares. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. A public trading market, which has the desired characteristics of depth, liquidity and orderliness, depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time. The presence of willing buyers and sellers is dependent upon the individual decisions of investors over which neither we nor any market maker has any control. In addition, the initial public offering price has been determined through negotiations between us and the underwriters and may bear no relationship to the price at which the common stock will trade following completion of this offering.

Although our application to have our common stock listed on the Nasdaq Global Market under the symbol “OFSI” has been approved, there are continuing eligibility requirements for companies listed on the Nasdaq Global Market. If we are not able to continue to satisfy the eligibility requirements for the Nasdaq Global Market, our stock may be delisted.

At times the stock markets, including the Nasdaq Global Market, experience significant price and volume fluctuations. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. In addition, we estimate that following this offering, our executive officers and directors will beneficially own approximately 52.8% of our fully diluted outstanding common stock. The substantial amount of common stock that is owned by our executive officers and directors may adversely affect the development of an active and liquid trading market.

A substantial number of shares of our common stock will be eligible for sale in the near future, which could adversely affect our stock price and could impair our ability to raise capital through the sale of equity securities.

If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate. Upon completion of this offering, we will have outstanding 10,826,366 shares of common stock assuming no exercise of the underwriters’ overallotment option. All of the shares sold in this offering will be freely tradable, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act of 1933, as amended. Approximately 1,180,059 additional shares of common stock, as well as 407,353 shares of common stock underlying our outstanding options, will be available for immediate sale in the public markets upon completion of this offering. In addition, beginning 180 days after the date of this prospectus following the expiration of lock-up agreements entered into by our management and directors, an additional 5,386,575 shares will have become available for sale in the public markets, subject to certain resale restrictions under Rule 144. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. See “Shares Eligible for Future Sale” on page 98.

Investors in this offering will experience immediate and substantial dilution.

Purchasers in this offering will experience immediate dilution in the net tangible book value of our common stock from the initial public offering price of $9.50 per share. To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional dilution. Our board of directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering. Additional dilution may also occur upon the exercise of options granted by us under our stock incentive plan.

Our articles of incorporation also provide the board of directors with the ability to issue preferred stock and to set the terms and preferences of such preferred stock. Preferred stock may entitle its holders to greater redemption and dividend preferences over our common stock, resulting in dilution of our common stock when we redeem stock or issue dividends.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders.

We have facilitated our continued growth by issuing trust preferred securities from a special purpose trust, supported by junior subordinated debentures issued by us. At June 30, 2006, we had outstanding trust preferred securities totaling $20.6 million. We unconditionally guaranteed the payment of principal and interest on the trust preferred securities. The junior debentures we issued to the special purpose trust are senior to our common stock with respect to dividend and liquidation rights. As a result, we must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, holders of our junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and related trust preferred securities) for up to five years, but during that time we would not be able to pay dividends on our common stock.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

Although we expect to use the net proceeds from this offering as capital for operations and expansion of our business, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, given our current liquidity position, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to apply the proceeds effectively could have an adverse effect on our business, financial condition and results of operations.

“Anti-takeover” provisions and the regulations to which we are subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders.

We are a bank holding company incorporated in the State of Georgia. Anti-takeover provisions in our articles of incorporation, as well as regulatory approvals that would be required under federal law, could make it more difficult for a third party to acquire control of us and may prevent shareholders from receiving a premium for their shares of our common stock. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold.

Our articles of incorporation provide that our board of directors may issue up to one million shares of preferred stock, in one or more series, without shareholder approval and with such terms, conditions, rights, privileges and preferences as the board of directors may deem appropriate. Accordingly, the board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

Our bylaws provide that directors may only be removed from office without cause by a vote of the holders of at least two-thirds of the issued and outstanding shares of our common stock. This requirement makes it more difficult to gain control of our board by removing directors without cause and electing new directors to fill the resulting vacancies.

In addition, the acquisition of specified amounts of our common stock (in some cases, the acquisition of more than 5% of our common stock) may require certain regulatory approvals, including the approval of the Federal Reserve Board. The filing of applications with these agencies and the accompanying review process can take several months. Additionally, any corporation, partnership or other company that becomes a bank holding company as a result of acquiring control of us would become subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended.

The factors described above may hinder or prevent a change in control of us, even if a change in control would be beneficial to our shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus, including, without limitation, matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” are “forward-looking statements.” Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared.

These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to the following:

•	the effects of future local, national and international political and economic conditions;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes and compliance;

•	the effects of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of the war on terrorism, and more specifically the United States led war in Iraq;

•	interest rate and credit risks;

•	the effects of competition from other financial institutions operating in our market area and elsewhere;

•	the effect of any mergers, acquisitions or other transactions, to which we or our subsidiary may from time to time be a party, including, without limitation, our ability to successfully integrate any businesses that we acquire; and

•	the failure of assumptions underlying the establishment of the allowance for probable loan losses.

All written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary note. Our actual results may differ significantly from those we discuss in these forward-looking statements.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus beginning on page 10. We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in, or incorporated by reference into, this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Our net proceeds from the sale of 3,350,000 shares of our common stock in this offering will be approximately $28.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $33.3 million. See “Capitalization” for additional information regarding offering expenses and underwriting commissions and discounts.

The net proceeds of this offering will be used for general corporate purposes, including but not limited to the acquisition of commercial banks or financial service companies in markets with attractive growth prospects and the development of additional products or services, including mezzanine financing. We have no present understanding, agreement or definitive plans concerning any specific markets, acquisitions, products or services that are not described in this prospectus.

Pending application of the proceeds as described above, we will invest them in a money market account at our subsidiary bank or in other appropriate short-term investments. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings that we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than, or in addition to, common stock.

TRADING HISTORY AND DIVIDEND POLICY

Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol “OFSI,” which will substantially enhance the trading market for our common stock. As of June 30, 2006, there were 7,476,366 shares outstanding, held by approximately 46 holders of record.

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock, and the sales prices known to us do not necessarily reflect the price that would be paid for our common stock in an active market. Our shares are infrequently traded in private transactions, and such trades are not necessarily indicative of the value of our shares. Management is aware that in the last two fiscal years shares have traded at prices ranging from $6.70 to $10.00 per share, as adjusted for our one-for-two reverse stock split effective May 1, 2006. The last trade of which management is aware occurred on March 31, 2006, when 228,866 shares were sold at $10.00 per share. There may have been trades during this period at prices and in share amounts of which management has no knowledge.

As an S corporation, our company’s earnings were passed through to our shareholders, who reported them on their personal tax returns. As a result, our policy while we were an S corporation was to distribute cash to our shareholders in an amount equal to 40% of our taxable earnings to cover potential tax liabilities. These cash distributions were designed to minimize the cost to our shareholders of the tax obligation created by our earnings. In addition, we paid additional regular distributions consistent with our policy to provide our shareholders a dividend of 25% of our core “after-tax” earnings. While we will no longer make distributions to cover tax obligations as a C corporation, we have paid, and presently intend to continue paying, regular distributions of 25% of our core after tax earnings. The following table sets forth the payments per share in each of these categories.

	Tax Portion of Historical Distributions Per Share	Regular Portion of Historical Distributions Per Share	Total Cash Distributions Per Share
2006
Third quarter (1)	$—	$0.040	$0.040
Second quarter (2)	0.074	0.040	0.114
First quarter	0.030	0.028	0.058

2005
Fourth quarter	$0.000	$0.027	$0.027
Third quarter	0.052	0.027	0.079
Second quarter	0.131	0.027	0.158
First quarter	0.000	0.057	0.057

2004
Fourth quarter	$0.000	$0.022	$0.022
Third quarter	0.000	0.020	0.020
Second quarter	0.000	0.020	0.020
First quarter	0.000	0.020	0.020

(1)	Through September 28, 2006.
(2)	A final tax distribution was given in April 2006 for 2005 taxable income.

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. As set forth in the table above, we paid cash distributions of $0.32 per share in 2005 and $0.08 per share in 2004 and intend to continue to pay regular quarterly cash dividends in an amount equal to approximately 25% of our core after tax earnings, if any. Any remaining earnings will be used for working capital, to support our operations and to finance the growth and development of our business. The declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and the board of directors’ consideration of other relevant factors.

There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. Our ability to pay cash dividends is further subject to our continued payment of interest that we owe on our junior subordinated debentures. As of June 30, 2006, we had approximately $20.6 million of junior subordinated debentures outstanding. We have the right to defer payment of interest on the junior subordinated debentures for a period not exceeding 20 consecutive quarters. If we defer, or fail to make, interest payments on the junior subordinated debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the junior subordinated debentures.

Our principal source of cash will be dividends paid by Omni National Bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. As of June 30, 2006, an aggregate of approximately $11.0 million was available for payment of dividends by Omni National Bank to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of Omni National Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. See “Supervision and Regulation — Payment of Dividends.”

CAPITALIZATION

The following table sets forth our capitalization and regulatory capital ratios as of June 30, 2006. Our capitalization is presented on an actual basis and on an as adjusted basis as if the offering had been completed as of June 30, 2006, and assuming:

•	the net proceeds to us in the offering, at an initial public offering price of $9.50 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $3.0 million; and

•	the underwriters’ over-allotment option is not exercised.

The following should be read in conjunction with our financial statements and related notes that are included in this prospectus.

	Actual	As Adjusted
	(Dollars in thousands)
Long-Term Indebtedness:
Junior Subordinated Debentures	$20,620	$20,620

Shareholders’ Equity:
Common stock, $1.00 par value; 25,000,000 shares authorized; 7,492,978 shares issued; 7,476,366 shares outstanding; 10,476,366 shares issued and outstanding as adjusted	7,493	10,843
Additional paid-in capital	25,276	50,773
Retained earnings(1)	5,159	5,159
Accumulated other comprehensive income	(1,925)	(1,925)
Treasury stock, at cost, 16,612 shares	(100)	(100)

Total shareholders’ equity	$35,903	$64,750

Total long-term indebtedness and shareholders’ equity	$56,523	$85,370

Book value per share	$4.80	$5.98

Capital Ratios:
Tier 1 capital to average tangible assets	7.69%	12.89%
Tier 1 capital to risk adjusted assets	9.59%	16.07%
Total capital to risk adjusted assets	12.53%	19.01%

(1)	Represents only current period retained earnings less distributions.

DILUTION

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of common stock immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. Our net tangible book value as of June 30, 2006 was $30.1 million, or $4.03 per share, based on the number of shares of common stock outstanding as of June 30, 2006.

After giving effect to the sale of the 3,350,000 shares of our common stock to be sold by us in this offering at an initial public offering price of $9.50 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 2006 would have been approximately $58.9 million, or $5.44 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.41 per share to existing shareholders and an immediate dilution of $4.06 per share to new investors. The dilution to investors in this offering is illustrated in the following table:

Initial public offering price per share		$9.50

Net tangible book value per share prior to offering	4.03
Increase in net tangible book value per share attributable to new investors	1.41

Pro forma net tangible book value per share after offering		5.44

Dilution per share to new investors		$4.06

The following table sets forth, as of June 30, 2006, on an adjusted basis as described above, the difference between the number of shares of common stock purchased from us by our existing shareholders and to be purchased from us by new investors in this offering, the aggregate cash consideration paid by our existing shareholders and to be paid by new investors in this offering and the average price per share paid by existing shareholders and to be paid by new investors in this offering. The table below is based upon an initial public offering price of $9.50 per share, before deducting underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price per Share
	(Dollars in thousands, except per share amounts)
Existing Shareholders	7,476	69%	$32,769	53%	$4.38
New Investors	3,350	31%	28,847	47%	8.61

Total	10,826	100%	$61,616	100%	$5.69

If the underwriters exercise their over-allotment option in full, our existing shareholders would own approximately 66% and our new investors would own approximately 34% of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables assume no exercise of stock options outstanding immediately following this offering. As of June 30, 2006, there were 407,353 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $5.74 per share. To the extent that any of these options are exercised there may be further dilution to new investors. In addition, you will incur additional dilution if we grant options, warrants, restricted stock or other rights to purchase our common stock in the future with exercise prices below the initial public offering price.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Our selected historical consolidated financial data is presented below as of and for the years ended December 31, 2001 through 2005. We have derived the selected historical consolidated financial data as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 from our audited financial statements contained elsewhere in this prospectus. We have derived the selected historical consolidated financial data as of December 31, 2003, 2002 and 2001 and for the two years ended December 31, 2002 from our audited financial statements that are not included in this prospectus. The selected historical consolidated financial data as of and for the six months ended June 30, 2006 and 2005 is derived from our financial statements for the six months ended June 30, 2006 and 2005, which are contained elsewhere in this prospectus. Such financial statements have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with accounting principles generally accepted in the United States of America (GAAP). Our results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

For the year ended December 31, 2005, and for prior years, we, with the consent of our shareholders, elected to be taxed under the Internal Revenue Code as an S corporation. As an S corporation, we did not record a provision for income taxes. Instead, our earnings were passed through to our shareholders, who reported them on their personal tax returns. Our policy was to distribute cash to our shareholders in an amount equal to 40% of our taxable earnings to cover potential tax liabilities. In the first quarter of 2006, our shareholders terminated the S corporation election effective January 1, 2006, and we now pay corporate income taxes. As a result of the termination of our S corporation election, on January 1, 2006, we recorded a deferred tax asset of $3.7 million and a credit to income tax expense of $3.7 million. The following table also sets forth pro forma earnings and earnings per share data, to illustrate our financials had we been subject to corporate income taxes.

You should read the information below together with the financial statements and related notes, Pro Forma Selected Consolidated Financial Data, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information appearing elsewhere in this prospectus.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$585,684	$391,083	$477,005	$317,743	$212,261	$144,509	$104,981
Securities available for sale	118,685	83,979	105,825	66,818	38,199	8,141	20,753
Securities held to maturity	—	—	—	—	—	14,926	—
Loans receivable (net)	415,994	261,112	322,844	222,603	153,424	103,555	68,358
Loans held for sale	3,728	14,412	8,205	4,435	—	—	—
Deposits	428,521	277,275	350,646	234,232	179,369	121,704	87,431
Short-term borrowings and long term debt	93,842	67,000	69,500	49,270	6,232	4,898	4,153
Junior subordinated debentures	20,620	20,620	20,620	10,310	5,155	—	3,569
Shareholders’ equity	35,903	21,886	29,082	21,020	17,773	14,854	7,855
Selected Income Statement Data:
Interest income	$22,115	$13,141	$30,983	$19,285	$14,039	$11,771	$10,178
Interest expense	10,006	5,090	12,859	6,268	4,487	4,339	3,925

Net interest income	12,109	8,051	18,124	13,017	9,552	7,432	6,253
Provision for loan losses	950	680	1,264	1,451	705	433	(34)

Net interest income after provision for loan losses	11,159	7,371	16,860	11,566	8,847	6,999	6,287
Noninterest income	1,398	984	2,610	2,483	2,410	2,836	1,407
Noninterest operating expenses	8,504	5,950	14,609	10,457	9,175	9,149	6,898

Income before income taxes	4,053	2,405	4,861	3,592	2,083	685	796
Income taxes	(2,363)	—	—	—	—	—	—

Net income	$6,416	$2,405	$4,861	$3,592	$2,083	$685	$796

Selected Pro Forma Income Statement Data:
Net income as reported	$6,416	$2,405	$4,861	$3,592	$2,083	$685	$796
Adjustment for income tax expense(1)	—	(728)	(1,476)	(297)	(583)	(149)	(320)
Change in tax status—conversion to C Corporation	(3,691)	—	—	—	—	—	—

Pro forma net income	$2,725	$1,677	$3,385	$3,295	$1,500	$536	$476

(footnotes on following page)

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Per Share Data(2):
Net income per share:
Basic	$0.87	$0.37	$0.74	$0.55	$0.33	$0.14	$0.16
Diluted	$0.85	$0.36	$0.73	$0.54	$0.32	$0.14	$0.16
Book value per share	$4.80	$3.35	$4.02	$3.22	$2.72	$2.35	$1.71
Tangible book value per share	$4.03	$2.98	$3.22	$2.84	$2.47	$2.10	$1.36
Average shares outstanding:
Basic	7,353,258	6,530,252	6,550,502	6,545,321	6,387,878	4,933,804	4,892,482
Diluted	7,517,775	6,616,895	6,657,988	6,621,619	6,412,268	4,946,679	4,894,853
Common stock outstanding	7,476,366	6,530,252	7,226,000	6,530,252	6,545,133	6,330,198	4,600,829
Pro Forma Per Share Data(2):
Pro forma earnings per share:
Basic	$0.37	$0.26	$0.52	$0.50	$0.23	$0.11	$0.10
Diluted	$0.36	$0.25	$0.51	$0.50	$0.23	$0.11	$0.10
Selected Performance Ratios:
Return on average assets(3)	1.73%	1.36%	1.20%	1.34%	1.16%	0.54%	0.96%
Return on average shareholders’ equity(3)	26.15%	22.74%	21.51%	19.13%	13.38%	7.50%	11.21%
Net interest spread(4)	4.51%	4.53%	4.47%	4.99%	5.66%	6.23%	7.90%
Net interest margin(4)	4.84%	4.78%	4.72%	5.20%	5.87%	6.49%	8.56%
Efficiency ratio	63.0%	65.9%	70.5%	67.5%	76.7%	89.1%	90.1%
Loan to deposit ratio	97.1%	94.2%	92.1%	95.0%	86.0%	85.1%	78.2%
Asset Quality Ratios:
Non-performing loans to gross loans	1.23%	0.59%	1.52%	0.79%	0.94%	2.08%	2.09%
Non-performing assets to total assets	1.17%	0.68%	1.29%	0.77%	0.89%	2.86%	1.42%
Allowance for loan losses to gross loans	1.32%	1.51%	1.46%	1.53%	1.42%	1.65%	2.14%
Allowance for loan losses to non-performing loans	109.05%	256.5%	96.13%	192.8%	151.3%	79.2%	102.5%
Net charge-offs to average loans outstanding(4)	0.11%	0.11%	0.23%	0.10%	0.18%	0.22%	0.08%
Capital Ratios:
Tangible equity to tangible assets	5.19%	5.00%	4.94%	5.89%	7.67%	9.29%	6.07%
Risk based capital:
Leverage capital	7.69%	6.86%	7.49%	8.12%	10.30%	8.80%	7.58%
Tier 1	9.59%	8.76%	9.83%	10.44%	12.46%	11.59%	8.30%
Total	12.53%	14.57%	13.90%	13.00%	13.71%	12.71%	9.40%
Growth Ratios:
Percentage change in net income	166.8%	69.4%	35.3%	72.4%	204.0%	(13.9)%	11.2%
Percentage change in diluted net income per share	136.1%	71.4%	35.2%	68.8%	128.6%	(12.5)%	7.5%
Percentage change in assets	49.8%	44.1%	50.1%	49.7%	46.9%	37.7%	66.5%
Percentage change in net loans	59.3%	33.0%	44.9%	45.3%	47.8%	50.7%	55.4%
Percentage change in deposits	54.5%	35.2%	49.7%	30.6%	47.4%	39.2%	82.6%
Percentage change in equity	64.0%	26.7%	38.4%	18.3%	19.7%	89.1%	41.1%
Other Data:
Full-time equivalent employees	156	114	134	91	85	78	64
Number of offices	11	10	12	10	7	5	5

(1)	This adjustment reflects a combined federal and state tax rate of 38% applied to our estimated taxable income had we been subject to corporate taxes.
(2)	The per share data has been adjusted to give effect to the one-for-two stock split effected on May 1, 2006.
(3)	Annualized for the six-month periods ended June 30, 2006 and 2005. Net income for the six months ended June 30, 2006 includes a one-time $3.7 million credit to income tax expense, which was not annualized for purposes of this calculation.
(4)	Annualized for the six-month periods ended June 30, 2006 and 2005.

PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA

The following pro forma selected consolidated financial data for the periods indicated should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. In the first quarter of 2006, our shareholders terminated our S corporation election effective January 1, 2006, and we now pay corporate income taxes. As a result of the termination of our S corporation election, on January 1, 2006, we recorded a deferred tax asset of $3.7 million and a credit to income tax expense of $3.7 million. The pro forma selected consolidated financial data is presented to show what our historical financial position and results of operations would have looked like had we always been paying corporate income taxes. The main adjustment we made was to add an income tax expense to each period. The unaudited pro forma selected consolidated financial data is intended for informational purposes only and is not necessarily indicative of our future operating results. We believe, however, that it is important to provide this information to investors in order to allow them to compare our earnings performance for various periods without consideration of the change in our income tax treatment in 2006 as compared to prior periods.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Net Income:
As reported	$6,416	$2,405	$4,861	$3,592	$2,083	$685	$796
Adjustment for income tax expense(1)	—	(728)	(1,476)	(297)	(583)	(149)	(320)
Change in tax status — conversion to C corporation	(3,691)	—	—	—	—	—	—

Adjusted net income	$2,725	$1,677	$3,385	$3,295	$1,500	$536	$476

Income tax reconciliation:
Book income tax at 38% combined rate	—	914	1,847	1,365	791	260	303
Tax exempt interest	—	(204)	(407)	(309)	(222)	(143)	(43)
Benefit of contributed capital gain property	—	—	—	(660)	—	—	—
Other items	—	18	36	(99)	14	31	60

Pro forma income tax expense	—	728	1,476	297	583	149	320
Per Share Data:
Net income per share:
Basic	$0.37	$0.26	$0.52	$0.50	$0.23	$0.11	$0.10
Diluted	$0.36	$0.25	$0.51	$0.50	$0.23	$0.11	$0.10
Selected Performance Ratios:
Return on average assets(2)	1.03%	0.95%	0.84%	1.23%	0.84%	0.42%	0.58%
Return on average shareholders’ equity(2)	15.59%	15.86%	14.98%	17.55%	9.64%	5.84%	6.71%

(1)	This adjustment reflects a combined federal and state tax rate of 38% applied to our estimated taxable income had we been subject to corporate taxes.
(2)	Annualized for the six-month periods ended June 30, 2006 and 2005. The denominator in this calculation is based on historical financial data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Pro Forma Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Forward Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward-looking statements.

All per share data has been retroactively adjusted for the one-for-two reverse stock split effected on May 1, 2006. Certain reclassifications have been made to the prior years’ financial presentation to conform to the current year presentation.

Overview and History

We are a bank holding company headquartered in Atlanta, Georgia. We provide a broad array of financial products and services including specialized services such as community redevelopment lending, small business lending and equipment leasing, residential construction lending, consumer lending, warehouse lending and asset-based lending through our wholly owned subsidiary, Omni National Bank, a national bank headquartered in Atlanta, Georgia. We have one full-service banking location in Atlanta, one in Dalton, Georgia, four in North Carolina, one in Chicago, Illinois, and one in Tampa, Florida. In addition, we have loan production offices in Charlotte, North Carolina, Dalton, Georgia, and Birmingham, Alabama.

We generate the majority of our revenue from interest on loans, service charges on customer accounts and income from investment securities. This revenue is offset by interest expense paid on deposits and other borrowings and noninterest expense such as employee compensation and occupancy expenses. Net interest income is the difference between interest income on interest-earning assets such as loans and securities and interest expense on interest-bearing liabilities such as customer deposits and other borrowings which are used to fund those assets. Net interest income is our largest source of net income. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

We provide a variety of loans to our customers, including commercial and residential real estate loans, construction loans (including community redevelopment loans), commercial and industrial loans and to a lesser extent, consumer loans. We rely on a mix of core (locally generated) deposits, wholesale (brokered) deposits and Federal Home Loan Bank borrowings to provide us with funds for making loans. We intend to continue expanding our lending activities and have recently begun a factoring division.

In addition to these traditional commercial banking capabilities, we also generate noninterest income from the sale of loans to third parties. Our business model calls for the periodic sale of SBA loans, equipment leases and residential mortgage loans. We generate further noninterest income from broker fees when we refer business, typically equipment lease deals, to other financial entities. We also receive fees from our deposit customers in the form of service fees, checking fees and other fees. We may generate income from time to time from the sale of investment securities. The gain on sale of loans, broker fees, miscellaneous fees, and any gains on sales of securities are found in our Consolidated Statements of Income under “noninterest income.” Offsetting these earnings are operating expenses referred to as “noninterest expense.” Because banking is a labor intensive industry, our largest operating expense is employee compensation and related expenses.

We face a variety of risks, as well as opportunities, over both the short and long term. For example, as we continue growing our balance sheet we will need to fund that growth through a combination of deposits and other borrowings. Our board of directors adopted a capital plan allowing us to utilize all sources of funding, including core deposits, as well as alternative funding sources such as brokered deposits and other borrowings (primarily

FHLB advances). These alternative funding sources often carry a relatively high interest rate. However, the overhead costs associated with obtaining this funding are minimal. Over time we would like to implement a retail deposit program to fund more of our growth through traditional core deposits.

For the year ended December 31, 2005, and for prior years, we, with the consent of our shareholders, elected to be taxed under the Internal Revenue Code as an S corporation. As an S corporation, we did not record a provision for income taxes. Instead, our earnings were passed through to our shareholders, who reported them on their personal tax returns. Our policy was to distribute cash to our shareholders in an amount equal to 40% of our taxable earnings to cover potential tax liabilities.

In the first quarter of 2006, our shareholders terminated the S corporation election effective January 1, 2006, and we now pay corporate income taxes. As a result of the termination of our S corporation election, on January 1, 2006, we recorded a deferred tax asset of $3.7 million and a credit to income tax expense of $3.7 million. The deferred tax asset arises from temporary differences between the tax basis of certain assets or liabilities and their reported amount in the financial statements. The asset was the result of a number of items, including net operating loss carry-forwards from our two bank acquisitions, timing differences with respect to recognizing the loan loss allowance and accelerated depreciation on certain assets.

The following table summarizes our key financial measures on both a historical and pro forma basis for the periods indicated:

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
Historical Financial Data	2006	2005	2005	2004	2003
	(Dollars in thousands, except per share data)
Total assets	$585,684	$391,083	$477,005	$317,743	$212,261
Loans receivable (net)	$415,994	$261,112	$322,844	$222,603	$153,424
Deposits	$428,521	$277,275	$350,646	$234,232	$179,370
Income before income tax	$4,053	$2,405	$4,861	$3,592	$2,083
Income taxes	$(2,363)	—	—	—	—
Net income	$6,416	$2,405	$4,861	$3,592	$2,083
Basic earnings per share	$0.87	$0.37	$0.74	$0.55	$0.33
Diluted earnings per share	$0.85	$0.36	$0.73	$0.54	$0.32
Return on average assets(1)	1.73%	1.36%	1.20%	1.34%	1.16%
Return on average equity(1)	26.15%	22.74%	21.51%	19.13%	13.38%
Net interest margin	4.84%	4.78%	4.72%	5.20%	5.87%
Efficiency ratio	63.0%	65.9%	70.5%	67.5%	76.7%

Pro Forma Financial Data(2)
Net income	$2,725	$1,677	$3,385	$3,295	$1,500
Basic earnings per share	$0.37	$0.26	$0.52	$0.50	$0.23
Diluted earnings per share	$0.36	$0.25	$0.51	$0.50	$0.23
Return on average assets(3)	1.03%	0.95%	0.84%	1.23%	0.84%
Return on average equity(3)	15.59%	15.86%	14.98%	17.55%	9.64%

(1)	Annualized for the six-month periods ended June 30, 2006 and 2005. Net income for the six months ended June 30, 2006 includes a one-time $3.7 million credit to income tax expense, which was not annualized for purposes of this calculation.
(2)	Pro forma net income reflects a combined federal and state tax rate of 38% applied to our estimated taxable income had we been subject to corporate taxes.
(3)	Annualized for the six-month periods ended June 30, 2006 and 2005.

Primary Factors in Evaluating Financial Condition and Results of Operations

As a bank holding company, we focus on several factors in evaluating our financial condition and results of operations, including:

•	return on average equity, or ROAE;

•	return on average assets, or ROAA;

•	asset quality;

•	asset and deposit growth; and

•	operating efficiency.

Return on Average Equity. Our net income for the six months ended June 30, 2006 was $6.4 million, representing a ROAE of 26.15%. In comparison, our net income for the six months ended June 30, 2005 was $2.4 million and our ROAE was 22.74%. Our net income for the year ended December 31, 2005 was $4.9 million and our ROAE was 21.51%. For the year ended December 31, 2004, our net income was $3.6 million and our ROAE was 19.13%. Because we were an S corporation prior to 2006, we did not pay corporate income taxes.

Pro forma net income and ROAE for the six months ended June 30, 2006 were $2.7 million and 15.59% compared to pro forma net income and ROAE of $1.7 million and 15.86% for the six months ended June 30, 2005. On a pro forma basis, for the years ended December 31, 2005 and 2004, net income and ROAE were $3.4 million and 14.98%, and $3.3 million and 17.55%, respectively.

Return on Average Assets. Our ROAA for the six months ended June 30, 2006 was 1.73% compared to a ROAA of 1.36% for the same period in 2005. Our ROAA was 1.20% for the year ended December 31, 2005 and 1.34% for the year ended December 31, 2004.

For the six months ended June 30, 2006, pro forma ROAA was 1.03% compared to a pro forma ROAA of 0.95% for the same period of 2005. Our pro forma ROAA for the years ended December 31, 2005 and 2004 was 0.84% and 1.23%, respectively.

Asset Quality. For all banks and bank holding companies, asset quality plays a significant role in the overall financial condition of the institution and results of operations. We measure asset quality in terms of nonperforming loans and assets as a percentage of gross loans and assets, and net charge-offs as a percentage of average loans. Nonperforming loans include loans past due 90 days or more that are still accruing, as well as non-accrual loans. Net charge-offs are calculated as the difference between charged-off loans and recovery payments received on previously charged-off loans. As of June 30, 2006, nonperforming loans were $5.1 million compared to $5.0 million at December 31, 2005, and $1.8 million at December 31, 2004. Nonperforming loans as a percentage of gross loans were 1.23% as of June 30, 2006, compared to 1.52% as of December 31, 2005, and 0.79% as of December 31, 2004.

The increase in non-performing loans between December 31, 2004 and December 31, 2005 was due to the growth in our commercial and industrial loan portfolio, which is comprised of larger loans that represent a higher degree of risk than other loan categories and our acquisition of Georgia Community Bank, whose loan portfolio included a significant number of loans for which credit quality continued to deteriorate subsequent to acquisition. See “—Allowance for Loan Losses.”

As of June 30, 2006, other real estate owned was $1.8 million compared to $1.2 million at December 31, 2005 and $660,000 at December 31, 2004. Non-performing assets as a percentage of gross loans and other real estate owned (OREO) was 1.62% as of June 30, 2006, compared to 1.87% as of December 31, 2005 and 1.08% as of December 31, 2004.

Asset Growth. The ability to produce loans and generate deposits is fundamental to our asset growth. Total assets increased 22.8% to $585.7 million as of June 30, 2006 from $477.0 million as of December 31, 2005 and 84.4% from $317.7 million as of December 31, 2004. Gross loans grew 28.7% to $421.5 million as of June 30, 2006 from $327.6 million as of December 31, 2005 and 86.4% from $226.1 million as of December 31, 2004.

Total deposits increased 22.2% to $428.5 million as of June 30, 2006 from $350.6 million as of December 31, 2005 and 83.0% from $234.2 million as of December 31, 2004.

Operating Efficiency. Operating efficiency is measured in terms of how efficiently income before income taxes is generated as a percentage of revenue. Our efficiency ratio (noninterest expenses divided by the sum of net interest income and noninterest income) was 63.0% for the six months ended June 30, 2006 and 65.9% for the same period in 2005. Our efficiency ratios for the years ended December 31, 2005 and 2004 were 70.5% and 67.5%, respectively.

Critical Accounting Policies

The notes to our consolidated financial statements contain a summary of our significant accounting policies, including discussions on recently issued accounting pronouncements, our adoption of them and the related impact of their adoption. We believe that certain of these policies, along with various estimates that we are required to make in recording our financial transactions, are important to consider when evaluating our financial position. In addition, these estimates require us to make complex and subjective judgments, many of which involve matters with a high degree of uncertainty. The following is a discussion of these critical accounting policies and significant estimates. Additional information about these policies can be found in Note 1 to our consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses incurred in the loan portfolio. Our allowance for loan loss methodology incorporates a variety of risk considerations in establishing an allowance for loan loss that we believe is adequate to absorb losses in the existing portfolio. Such analysis addresses our historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans and other considerations. Management monitors local trends to anticipate future delinquency potential on a quarterly basis. In addition to ongoing internal loan reviews and risk assessment, management utilizes an independent loan review firm to provide advice on the appropriateness of the allowance for loan losses.

The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. Provisions for loan losses are provided on both a specific and general basis. Specific allowances typically relate to criticized and classified loans where the expected/anticipated loss may be measurable. General valuation allowances are based on portfolio segmentation by loan type and collateral type, with a further evaluation of various factors noted above. We incorporate our internal loss history into the allowance calculation.

At least annually, we review the assumptions and formulae by which additions are made to the specific and general valuation allowances for loan losses in an effort to refine such allowance in light of the current status of the factors described above. The total loan portfolio is thoroughly reviewed at least quarterly for satisfactory levels of general and specific reserves.

Although we believe the levels of the allowances as of June 30, 2006 and December 31, 2005 and 2004 were adequate to absorb probable losses in the loan portfolio, a decline in local economic or other factors could result in increasing losses that cannot be reasonably estimated at this time.

Trends and Developments Impacting Our Recent Results

Certain trends have emerged and developments have occurred that are important in understanding our recent results and that are potentially significant in assessing future performance.

Growth in our market areas. Our growth has been fueled in particular by the significant population and economic growth of the greater Atlanta area. The significant population increase has resulted in an increase in the acquisition of raw land for residential and commercial development, the construction of residential communities, shopping centers and office buildings, and the development and expansion of the businesses and professions that provide essential goods and services to this expanded population. We are also expanding our footprint in other markets as described more fully in “Business — Our Markets.”

Asset sensitivity. A company is considered to be asset sensitive if the amount of its interest earning assets maturing or repricing within a certain time period exceeds the amount of its interest-bearing liabilities also maturing or repricing within the same period. Asset sensitivity generally indicates that in times of rising interest rates, a company’s net interest income will increase, and in times of falling interest rates, net interest income will decrease. Because many of our assets are floating rate loans, which are funded primarily by fixed-term certificates of deposit, we are asset sensitive. During 2005 and the first half of 2006, we mitigated this asset sensitivity by increasing our short-term FHLB borrowings and decreasing the average term on our certificates of deposit.

Impact of expansion on noninterest expense. We plan to open additional offices and add personnel to our existing offices over the next 24 months. As we open offices and recruit seasoned relationship bankers, we anticipate there could be a significant increase in our occupancy and equipment expense and our salary expense. Initially, these increased expenses are expected to be higher than the revenues received from the new customer relationships associated with our new offices and relationship bankers.

Other noninterest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the United States securities laws and compliance with the Sarbanes-Oxley Act of 2002, will increase significantly after we become a publicly traded company.

Results of Operations

Our results of operations depend substantially on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of loans receivable, securities and other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent upon our generation of noninterest income, consisting of income from gain on the sale of loans, broker fees and banking service fees. Other factors contributing to our results of operations include our provisions for loan losses, gains or losses on sales of securities and income taxes, as well as the level of our noninterest expenses, such as compensation and benefits, occupancy and equipment and other miscellaneous operating expenses.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

The following table sets forth a summary financial overview for the six months ended June 30, 2006 and 2005.

	At or For the Six Months Ended June 30,		Percentage Increase (Decrease)
	2006	2005
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$22,115	$13,141	68.3%
Interest expense	10,006	5,090	96.6

Net interest income	12,109	8,051	50.4
Provision for loan losses	950	680	39.7

Net interest income after provision for loan losses	11,159	7,371	51.4
Noninterest income	1,398	984	42.2
Noninterest expense	8,504	5,950	42.9

Income before income taxes	4,054	2,405	68.6
Income taxes	(2,363)	—	—

Net income	$6,416	$2,405	166.8%

Earnings per share — basic	$0.87	$0.37	135.1%

Earnings per share — diluted	$0.85	$0.36	136.1%

Pro Forma Data:
Net income:
As reported	$6,416	$2,405	166.8%
Adjustment for income tax expense(1)	—	(728)
Change in tax status — conversion to C corporation	(3,691)	—

Pro forma net income	$2,725	$1,677	62.5%

Basic earnings per share	$0.37	$0.26	42.3%

Diluted earnings per share	$0.36	$0.25	44.0%

(1)	This adjustment reflects a combined federal and state tax rate of 38% applied to our estimated taxable income had we been subject to corporate taxes.

Net Interest Income and Net Interest Margin. The 50.4% increase in net interest income for the six months ended June 30, 2006 compared to the same period in 2005 was driven by an increase in interest income of $9.0 million, resulting from an increase of $163.2 million in average interest-bearing assets. These additional interest-bearing assets were funded primarily through an increase of $119.7 million in average interest-bearing deposits, which increased interest expense by $4.9 million.

The average yield on our interest-earning assets was 8.84% for the six months ended June 30, 2006, compared to 7.80% for the same period in 2005, an increase of 104 basis points. The increase in the yield on our interest-earning assets is a result of an increase in market rates, repricing on our adjustable rate loans and new loans originated at higher interest rates due to the higher interest rate environment for the six months ended June 30, 2006 versus the same period in 2005.

The cost of our average interest-bearing liabilities increased to 4.33% in the six months ended June 30, 2006, from 3.27% in the six months ended June 30, 2005 as a result of higher rates paid on deposit accounts, FHLB borrowings and junior subordinated debentures.

The average rate on our interest-bearing deposits increased 94 basis points from 3.19% for the six months ended June 30, 2005, to 4.13% for the same period in 2006, reflecting increases in general market rates. Our average rate on all deposits (including non-interest bearing deposits) increased 87 basis points from 2.99% for the six months ended June 30, 2005, to 3.86% for the same period in 2006.

Our net interest margin of 4.84% for the six months ended June 30, 2006 was slightly higher than our margin for the same period in the previous year of 4.78%, primarily driven by the increased yield on our loan portfolio, an increase in the average balance of non-interest bearing deposits and an increase in shareholders’ equity resulting from our capital raises during the fourth quarter of 2005 and the first quarter of 2006.

Average Balances and Average Interest Rates. The table below sets forth balance sheet items on a daily average basis for the six months ended June 30, 2006 and 2005 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Non-accrual loans have been included in the average loan balances. Securities include securities available for sale. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on securities. Yields on tax-exempt securities are not computed on a tax equivalent basis.

	Six Months Ended June 30,
	2006			2005
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)
Earning Assets
Securities:
Taxable	$88,617	$2,108	4.76%	$50,737	$1,041	4.10%
Tax-exempt	34,498	690	4.01	30,570	605	3.96

Total securities	123,115	2,798	4.54	81,307	1,646	4.05

Federal funds sold	870	20	4.60	544	7	2.57
Interest bearing deposits	531	12	4.52	216	3	2.78
Loans held for sale	6,605	289	8.76	7,195	255	7.08
Loans	368,956	18,996	10.30	247,653	11,230	9.07

Total earning assets	500,077	22,115	8.84	336,915	13,141	7.80
Non-earning Assets
Cash and due from banks	4,635			3,164
Allowance for loan losses	(5,006)			(3,689)
Bank-owned life insurance	1,165			1,121
Other assets	29,027			15,352

Total assets	$529,898			$352,863

Interest Bearing Liabilities
Interest checking	$7,574	$7	0.18%	$3,322	$2	0.12%
Savings and money market	12,064	146	2.41	9,579	54	1.13
Time deposits	335,219	7,174	4.28	222,260	3,698	3.33

Total interest-bearing deposits	354,857	7,327	4.13	235,161	3,754	3.19
Fed funds purchased and other borrowings	6,015	154	5.13	3,833	59	3.08
FHLB borrowings	80,511	1,795	4.46	57,255	930	3.25
Junior subordinated debentures	20,620	730	7.08	15,083	347	4.60

Total interest-bearing liabilities	462,003	10,006	4.33	311,332	5,090	3.27
Non-interest Bearing Liabilities
Noninterest-bearing deposits	25,053			16,134
Other liabilities	7,886			4,241
Shareholders’ equity	34,956			21,156

Total liabilities and shareholders’ equity	$529,898			$352,863

Net interest income and margin		$12,109	4.84%		$8,051	4.78%

Net interest spread			4.51%			4.53%

Net Interest Income. The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Six Months Ended June 30, 2006 v. 2005 Increase (Decrease) Due to changes in
	Volume	Rate	Total
	(In thousands)
Interest on securities:
Taxable	$777	$289	$1,066
Tax-exempt	77	9	86
Federal funds sold	4	9	13
Interest bearing deposits	4	5	9
Loans held for sale	(22)	56	34
Loans	5,501	2,265	7,766

Total interest income	6,342	2,632	8,974
Interest expense:
Interest checking	3	2	5
Savings and money market	14	78	92
Time deposits	1,880	1,596	3,476
Fed funds purchased	34	62	95
FHLB borrowings	378	487	865
Junior subordinated debentures	127	256	383

Total interest expense	2,436	2,480	4,916

Net increase (decrease)	$3,906	$152	$4,058

Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable incurred loan losses in the loan portfolio. See “— Financial Condition — Allowance for Loan Losses.”

The provision for loan losses increased to $950,000 for the six months ended June 30, 2006 from $680,000 for the six months ended June 30, 2005. This increase was due to strong loan growth as net loans increased by $93.9 million during the six months ended June 30, 2006 compared to $39.1 million during the six months ended June 30, 2005.

Noninterest Income. We earn noninterest income primarily through:

•	gain on the sale of loans;

•	services provided to deposit customers; and

•	broker fees.

The following table presents, for the periods indicated, the major categories of noninterest income:

	Six Months Ended June 30,		Percentage Increase
	2006	2005
	(In thousands)
Gain on loan sales	$589	$337	74.8%
Service charges on deposit accounts	342	256	33.6
Broker fees	128	232	(44.8)
Other	339	159	113.2

Total noninterest income	$1,398	$984	42.2%

Noninterest income grew $414,000, or 42.2%, for the six months ended June 30, 2006 over the same period in 2005. The gain on sale of loans increased by $252,000 as the gain on sale of SBA loans increased by $315,000 and the gain on sale of leases decreased by $44,000. The gain on sale of loans will fluctuate from period to period and is dependent on when SBA loans are closed and lease sales are consummated. Broker fee income was down by $104,000 primarily due to decreased fees by the leasing division. Broker fees also fluctuate from period to period and are impacted by our willingness to underwrite leases into our own portfolio. We typically refer leasing deals to third parties when our overall client credit exposure exceeds our internally established limits, and we receive a fee for these referrals.

Our service charges on deposit accounts increased by $86,000. This was primarily due to a 67.7% increase in our average checking account deposits as the average balance increased from $19.5 million for the six months ended June 30, 2005 to $32.6 million for the same period in 2006. Further, other noninterest income increased by $181,000. This includes a $122,000 difference between a $46,000 gain on the sale of other real estate owned for the six months ended June 30, 2006 and a $76,000 loss on the sale of other real estate owned for the six months ended June 30, 2005. We also recorded a $57,000 increase in the gain on sale of fixed assets resulting from the sale of several assets during the six months ended June 30, 2006.

Noninterest Expense. The following table presents, for the periods indicated, the major categories of noninterest expense:

	Six Months Ended June 30,		Percentage Increase
	2006	2005
	(In thousands)
Salaries and employee benefits	$4,160	$3,091	34.6%
Occupancy and equipment	1,365	941	45.1
Legal, professional and director fees	507	166	205.0
Data processing	109	157	(30.4)
Loan related and other real estate owned expense	321	348	(7.9)
Travel	251	210	19.7
Telecommunications	285	181	57.2
Advertising, marketing, business development	296	169	75.0
Other	1,210	687	76.2

Total noninterest expense	$8,504	$5,950	42.9%

Noninterest expense grew $2.6 million, or 42.9%, for the six months ended June 30, 2006 over the same period in 2005. This growth is attributable to our overall growth, and specifically to the hiring of new loan officers and other employees. In addition, the Dalton acquisition in July 2005 added 15 new employees. At June 30, 2006, we had 156 full-time equivalent employees compared to 114 at June 30, 2005. We also occupied our new headquarters for the six months ended June 30, 2006. The increase in salaries and occupancy and equipment expenses totaled $1.5 million, which accounts for 58.5% of the total increase in noninterest expenses. We anticipate continued increases in salaries and occupancy expenses to support our growth.

Legal, professional and director fees increased $341,000 for the six months ended June 30, 2006 compared to the same period in 2005. This increase includes $160,000 for legal fees, which is due to litigation-related expenses and general corporate growth, and $180,000 for accounting fees. See “Business – Legal Proceedings.” We anticipate continued increases in legal and accounting fees resulting from our status as a public company after this offering. Advertising, marketing and business development expenses were $127,000 higher during the first six months of 2006 due to the unveiling of new marketing initiatives, which included new corporate brochures. Other noninterest expense increased by $523,000, or 76.2%, for the six months ended June 30, 2006 compared to the same period for the prior year. The increase in other noninterest expense includes an $85,000 Georgia Financial Institutions Business Occupation tax payment in the first six months of 2006 as a result of moving our charter to Georgia during 2005. In addition, for the first six months of 2006 as compared to the same period of 2005, training expense was $102,000 higher primarily due to the implementation of our new core system, recruitment fees were $98,000 higher due to employee growth and computer equipment expense was $49,000 higher as a result of a revision to our fixed asset capitalization policy.

Provision for Income Taxes. The $2.4 million income tax benefit recorded for the six months ended June 30, 2006 includes a credit of $3.7 million described above in “— Overview and History.” Excluding the one-time credit, the income tax provision for the six months ended June 30, 2006 would have been $1.3 million, which equates to an effective tax rate of 32.8%. We were treated as an S corporation and consequently did not pay income tax in 2005. If we had been subject to income tax, we would have paid $728,000 in income taxes for the six months ended June 30, 2005, representing an effective tax rate of 30.3%.

Historical Net Income. Our net income for the six months ended June 30, 2006 was $6.4 million, compared to $2.4 million for the same period ended June 30, 2005. The increase in net income was attributable primarily to the one-time $3.7 million credit to income tax expense described above in “— Overview and History,” an increase in net interest income of $4.1 million and an increase in noninterest income of $414,000, offset by an increase of $2.6 million in noninterest expenses. The increase in net interest income was the result of an increase in the volume of and yield earned on interest-earning assets, primarily loans.

Pro Forma Net Income. Pro forma net income was $2.7 million for the six months ended June 30, 2006 compared to $1.7 million for the same period ended June 30, 2005, an increase of 62.5%. For the six months ended June 30, 2006, pro forma net income excludes the $3.7 million credit to income tax expense described above in “— Overview and History.” For the six months ended June 30, 2005, pro forma net income includes the $728,000 income tax provision noted above.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table sets forth a summary financial overview for the years ended December 31, 2005 and 2004.

	Years Ended December 31		Percentage Increase (Decrease)
	2005	2004
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$30,983	$19,285	60.7%
Interest expense	12,859	6,268	105.2

Net interest income	18,124	13,017	39.2
Provision for loan losses	1,264	1,451	(12.9)

Net interest income after provision for loan losses	16,860	11,566	45.8
Noninterest income	2,610	2,483	5.1
Noninterest expense	14,609	10,457	39.7

Income before income taxes	4,861	3,592	35.3
Income taxes	—	—	—

Net income	$4,861	$3,592	35.3%

Earnings per share — basic	$0.74	$0.55	34.5%

Earnings per share — diluted	$0.73	$0.54	35.2%

Pro Forma Data:
Net income:
As reported	$4,861	$3,592	35.3%
Adjustment for income tax expense(1)	(1,476)	(297)	397.0%

Pro forma net income	$3,385	$3,295	2.7%

Basic earnings per share	$0.52	$0.50	4.0%

Diluted earnings per share	$0.51	$0.50	2.0%

(1)	This adjustment reflects a combined federal and state tax rate of 38% applied to our estimated taxable income had we been subject to corporate taxes.

Net Interest Income and Net Interest Margin. Net interest income for the year ended December 31, 2005 increased by $5.1 million, or 39.2%, as compared to the year ended December 31, 2004. The increase resulted from an increase in interest income of $11.7 million, resulting from an increase of $133.8 million in average interest-bearing assets which was funded through an increase of $127.2 million in average interest-bearing liabilities, including an $84.1 million increase in average time deposits and a $38.1 million increase in average FHLB borrowings.

The average yield on our interest-earning assets was 8.06% for the year ended December 31, 2005, compared to 7.70% for the year ended December 31, 2004, an increase of 36 basis points. The increase in the yield on our interest-earning assets was driven by the yield on our loan portfolio. Principally due to the increasing prime rate (57.2% of our loan portfolio was variable rate tied to prime as of December 31, 2005) the yield on our loan portfolio increased from 8.68% for the year ended December 31, 2004 to 9.39% for the year ended December 31, 2005.

The average rate on our average interest-bearing liabilities increased to 3.59% in the year ended December 31, 2005, from 2.71% in the year ended December 31, 2004. Due to the rising interest rate environment our average rate on interest-bearing deposits increased to 3.48% for the year ended December 31, 2005, from 2.77% for the year ended December 31, 2004. Likewise, our average rate on FHLB borrowings increased to 3.51% for the year ended December 31, 2005, from 1.90% for the year ended December 31, 2004.

Our net interest margin of 4.72% for the year ended December 31, 2005 was 48 basis points lower than the net interest margin for the year ended December 31, 2004, as the increased yields being earned on interest-earning assets did not keep up with the increased rates being paid on interest-bearing liabilities.

Average Balances and Average Interest Rates. The table below sets forth balance sheet items on a daily average basis for the years ended December 31, 2005 and 2004 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Non-accrual loans have been included in the average loan balances. The securities are all classified as available for sale. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received. Yields on tax-exempt securities are not computed on a tax equivalent basis.

	Years Ended December 31,
	2005			2004
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)
Earning Assets
Securities:
Taxable	$58,831	$2,530	4.30%	$29,269	$1,312	4.48%
Tax-exempt	32,404	1,262	3.89	23,661	923	3.90

Total securities	91,235	3,792	4.16	52,930	2,235	4.22

Federal funds sold	502	16	3.19	636	8	1.26
Interest bearing deposits	937	11	1.17	311	5	1.61
Loans held for sale	10,720	807	7.53	1,481	95	6.41
Loans	280,810	26,357	9.39	195,073	16,942	8.68

Total earning assets	384,204	30,983	8.06	250,431	19,285	7.70
Non-earning Assets
Cash and due from banks	3,580			2,980
Allowance for loan losses	(4,234)			(2,741)
Bank-owned life insurance	1,132			1,088
Other assets	19,386			15,687

Total assets	$404,068			$267,445

Interest Bearing Liabilities
Interest checking	$3,748	$4	0.11%	$3,574	$4	0.11%
Savings and money market	9,232	135	1.46	11,071	92	0.83
Time deposits	263,155	9,478	3.60	179,048	5,271	2.94

Total interest-bearing deposits	276,135	9,617	3.48	193,693	5,367	2.77
Federal funds purchased and other borrowings	3,005	104	3.46	6,376	108	1.69
FHLB borrowings	61,621	2,162	3.51	23,526	448	1.90
Junior subordinated debentures	17,562	976	5.56	7,527	345	4.58

Total interest-bearing liabilities	358,323	12,859	3.59	231,122	6,268	2.71
Non-interest Bearing Liabilities
Noninterest-bearing deposits	18,344			14,604
Other liabilities	4,807			2,945
Shareholders’ equity	22,594			18,774

Total liabilities and shareholders’ equity	$404,068			$267,445

Net interest income and margin		$18,124	4.72%		$13,017	5.20%

Net interest spread			4.47%			4.99%

Net Interest Income. The table below sets forth the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Years Ended December 31, 2005 v. 2004 Increase (Decrease) Due to changes in
	Volume	Rate	Total
	(In thousands)
Interest on securities:
Taxable	$1,325	$(107)	$1,218
Tax-exempt	341	(2)	339
Federal funds sold	(2)	10	8
Interest bearing deposits	10	(4)	6
Loans held for sale	593	119	712
Loans	7,446	1,969	9,415

Total interest income	9,713	1,985	11,698
Interest expense:
Interest checking	0	(0)	—
Savings and money market	(15)	58	43
Time deposits	2,476	1,731	4,207
Fed funds purchased	(57)	53	(4)
FHLB borrowings	725	989	1,714
Junior subordinated debentures	460	171	631

Total interest expense	3,589	3,002	6,591

Net increase (decrease)	$6,124	$(1,017)	$5,107

Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable incurred loan losses in the loan portfolio.

The annual provision for loan losses declined to $1.3 million for the year ended December 31, 2005 from $1.5 million for the year ended December 31, 2004. The provision declined as a result of revised general provision requirements for several loan categories based on minimal loss experience in those categories during the past four years.

Noninterest Income. We earn noninterest income primarily through:

•	gain on the sale of loans;

•	services provided to deposit customers; and

•	broker fees.

The following tables present, for the periods indicated, the major categories of noninterest income:

	Years Ended December 31,		Percentage Increase (Decrease)
	2005	2004
	(In thousands)
Gain on loan sales	$1,258	$902	39.5%
Service charges on deposit accounts	310	387	(19.9)
Broker fees	409	251	62.9
Other	633	943	(32.9)

Total noninterest income	$2,610	$2,483	5.1%

Total noninterest income remained relatively flat at $2.6 million for the year ended December 31, 2005 compared to $2.5 million for the year ended December 31, 2004. Our gain on loan sales increased by $356,000 in 2005, with the SBA division accounting for $186,000 and the leasing division accounting for $119,000 of this increase. Deposit service charges decreased by $77,000 in 2005 due to the introduction of totally free checking. Our broker fee income also increased by $158,000. Approximately half of this increase was derived from our recently acquired Dalton branch, which receives brokerage fees on mortgage loans. The remaining portion of the increase came from our leasing division, which receives fees for referring deals to other financial entities when we decide not to underwrite for our own portfolio.

Other noninterest income decreased by $310,000 in 2005 due to the following principal factors. In 2005, we had a $102,000 loss on the sale of other real estate owned, while in 2004, we had a $70,000 gain on the sale of other real estate owned, representing a difference of $172,000. Additionally, in May 2004, we sold our 51% interest in a land development project to our partner for a gain of $120,000.

Noninterest Expense. The following table presents, for the periods indicated, the major categories of noninterest expense:

	Years Ended December 31,		Percentage Increase (Decrease)
	2005	2004
	(In thousands)
Salaries and employee benefits	$6,580	$5,282	24.6%
Occupancy and equipment	2,198	1,693	29.8
Loss on warehouse loans	1,040	—	—
Legal, professional and director fees	362	412	(12.1)
Data processing	352	300	17.4
Loan related and other real estate owned expense	549	379	44.9
Travel	514	381	34.8
Telecommunications	440	307	43.5
Advertising, marketing, business development	405	197	105.4
Other	2,169	1,506	44.0

Total noninterest expense	$14,609	$10,457	39.7%

Noninterest expense grew $4.2 million, or 39.7%, in 2005. This increase is primarily attributable to our overall growth, and specifically to the opening of new offices and the hiring of new loan officers and other employees. We opened our Chicago office in December 2004 and our Tampa and Birmingham offices in mid 2004 and therefore carried a full year of expenses in 2005 for these new offices. Additionally, in July 2005, we also acquired a small financial institution in Dalton, Georgia and its 15 employees. See “Business — Business Plan; Execute on Opportunities.” Furthermore, in September 2005, we relocated to our new headquarters in Atlanta, which more than doubled our space. At December 31, 2005, we had 134 full-time equivalent employees compared to 91 at December 31, 2004. The increase in salaries and occupancy expenses related to the above totaled $1.8 million.

In December 2005, our warehouse lending division incurred a $1.0 million loss on three purchased loans. In late 2005, we wired $1.0 million to a closing agent identified by one of our loan participation customers for the purchase of these loans, with such funds to be held in escrow pending closing of the acquisition. To date, we have not received the related loan documents nor have we recovered the funds. Immediately prior to our discovery of the loss, the closing agent ceased its operations. We immediately took possession of the remaining loan files in which that agent was involved and are currently receiving payments on those loans. We are pursuing legal action in this matter, and while we may ultimately recover a portion of the loss, there is no assurance that we will do so. As a result, we took a $1.0 million charge against earnings in 2005. See “Business — Legal Proceedings.”

As we have grown, we have continued to incur expenses to familiarize the public with our services. For the year ended December 31, 2005, we spent $208,000 more on advertising, marketing and business development than in the prior year. Our other noninterest expense increased by $663,000 for the year ended December 31, 2005 compared to the year ended December 31, 2004. In September 2005, we moved to our new headquarters and incurred a charge of $390,000 for the remaining rent under our old leases.

Provision for Income Taxes. We were treated as an S corporation prior to January 1, 2006 and did not pay income taxes. If we had been required to pay income taxes, we would have recorded income tax provisions of $1.5 million and $297,000 for the years ended December 31, 2005 and 2004, respectively. Our effective tax rates would have been 30.4% in 2005 and 8.3% in 2004. Our effective tax rate would have been unusually low in 2004 as a result of our contribution to a local governmental authority of significantly appreciated land held as a long-term capital asset.

Historical Net Income. Our net income was $4.9 million for the year ended December 31, 2005 compared to $3.6 million for the year ended December 31, 2004, an increase of 35.3%. The gain was primarily attributable to an increase in net interest income of $5.1 million, partially offset by a $4.2 million increase in other expenses. The increase in net interest income was the result of an increase in the volume of interest-earning assets, primarily loans, and an increase in our cost of funds, due principally to an increase in certificates of deposit and FHLB borrowings.

Pro Forma Net Income. Pro forma net income was $3.4 million for the year ended December 31, 2005 compared to $3.3 million for the year ended December 31, 2004. Pro forma net income includes the income tax provisions noted above of $1.5 million in 2005 and $297,000 in 2004. Net income for the year ended December 31, 2004 was favorably impacted by the unusually low effective tax rate.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following table sets forth a summary financial overview for the years ended December 31, 2004 and 2003.

	Years Ended December 31		Percentage Increase
	2004	2003
	(Dollars in thousands, except per share data)
Consolidated Statement of Earnings Data:
Interest income	$19,285	$14,039	37.4%
Interest expense	6,268	4,487	39.7

Net interest income	13,017	9,552	36.3
Provision for loan losses	1,451	705	105.8

Net interest income after provision for loan losses	11,566	8,847	30.7
Noninterest income	2,483	2,410	3.0
Noninterest expense	10,457	9,175	14.0

Income before income taxes	3,592	2,083	72.4
Income taxes	—	—	—

Net income	$3,592	$2,083	72.4%

Earnings per share — basic	$0.55	$0.33	66.7%

Earnings per share — diluted	$0.54	$0.32	68.8%

Pro Forma Data:
Net income:
As reported	$3,592	$2,083	72.4%
Adjustment for income tax expense(1)	(297)	(583)	(49.1%)

Pro forma net income	$3,295	$1,500	119.7%

Basic earnings per share	$0.50	$0.23	117.4%

Diluted earnings per share	$0.50	$0.23	117.4%

(1)	This adjustment reflects a combined federal and state tax rate of 38% applied to our estimated taxable income had we been subject to corporate taxes.

Net Interest Income and Net Interest Margin. The 36.3% increase in net interest income for the year ended December 31, 2004 as compared to the prior year was due to an increase in interest income of $5.3 million partially offset by an increase in interest expense of $1.8 million. The increase in interest income reflects the effect of an $87.7 million increase in average interest-earning assets, including a $63.1 million increase in average loans and a $25.1 million increase in average investment securities. The increase in interest expense reflects the effect of an $80.1 million increase in average interest-bearing liabilities, including a $51.7 million increase in average time deposits and a $20.1 million increase in average FHLB borrowings.

The average yield on interest-earning assets was 7.70% for the year ended December 31, 2004, compared to 8.63% for the year ended December 31, 2003, a decrease of 93 basis points. This decrease was primarily due to a decline in our average loan yield from 9.67% in 2003 to 8.68% in 2004, which was primarily attributable to a change in loan mix. While the average loan balance increased by $63.1 million for the year ended December 31, 2004, $56.4 million of that increase was attributable to rate-competitive lending in the areas of commercial lending, commercial leasing and traditional construction lending. Only $4.9 million of the increase was attributable to our relatively high-yielding redevelopment loan portfolio.

The cost of our average interest-bearing liabilities decreased to 2.71% for the year ended December 31, 2004, compared to 2.97% in 2003, which is primarily the result of lower rates paid on deposits. The average rate on our time deposits decreased 29 basis points to 2.94% for the year ended December 31, 2004 from 3.23% for the year ended December 31, 2003, reflecting the low interest rate environment and the replacement of higher yielding time deposits with lower yielding time deposits.

Our interest margin of 5.20% for the year ended December 31, 2004 was 67 basis points lower than our 5.87% margin for the previous year. While the average cost of interest-bearing liabilities dropped 26 basis points, the average yield on interest-bearing assets dropped 93 basis points during 2004.

Average Balances and Average Interest Rates. The table below sets forth balance sheet items on an average daily basis for the years ended December 31, 2004 and 2003 and presents the average daily interest rates earned on assets and the average daily interest rates paid on liabilities for such periods. Nonaccrual loans have been included in the average loan balances. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received. Yields on tax-exempt securities are not computed on a tax equivalent basis.

	Years Ended December 31,
	2004			2003
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)
Earning Assets
Securities:
Taxable	$29,269	$1,312	4.48%	$11,795	$577	4.89%
Tax-exempt	23,661	923	3.90	16,080	668	4.15

Total securities	52,930	2,235	4.22	27,875	1,245	4.47

Federal funds sold	636	8	1.26	1,657	17	1.03
Interest bearing deposits	311	5	1.61	1,199	13	1.08
Loans held for sale	1,481	95	6.41	—	—	—
Loans	195,073	16,942	8.68	131,975	12,764	9.67

Total earning assets	250,431	19,285	7.70	162,706	14,039	8.63
Non-earning Assets
Cash and due from banks	2,980			2,222
Allowance for loan losses	(2,741)			(1,951)
Bank-owned life insurance	1,088			1,040
Other assets	15,687			15,332

Total assets	$267,445			$179,349

Interest Bearing Liabilities
Interest checking	$3,574	$4	0.11%	$4,229	$8	0.19%
Savings and money market	11,071	92	0.83	9,591	114	1.19
Time deposits	179,048	5,271	2.94	127,355	4,115	3.23

Total interest-bearing deposits	193,693	5,367	2.77	141,175	4,237	3.00
Fed funds purchased	6,376	108	1.69	2,586	41	1.59
FHLB borrowings	23,526	448	1.90	3,442	45	1.31
Junior subordinated debentures	7,527	345	4.58	3,842	164	4.27

Total interest-bearing liabilities	231,122	6,268	2.71	151,045	4,487	2.97
Non-interest Bearing Liabilities
Noninterest-bearing deposits	14,604			9,421
Other liabilities	2,945			3,317
Shareholders’ equity	18,774			15,566

Total liabilities and shareholders’ equity	$267,445			$179,349

Net interest income and margin		$13,017	5.20%		$9,552	5.87%

Net interest spread			4.99%			5.66%

Net Interest Income. The table below sets forth the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Years Ended December 31, 2004 v. 2003 Increase (Decrease) Due to changes in
	Volume	Rate	Total
	(In thousands)
Interest on securities:
Taxable	$855	$(120)	$735
Tax-exempt	315	(60)	255
Federal funds sold	(10)	1	(9)
Interest bearing deposits	(10)	2	(8)
Loans held for sale	0	95	95
Loans	6,103	(1,925)	4,178

Total interest income	7,253	(2,007)	5,246
Interest expense:
Interest checking	—	(4)	(4)
Savings and money market	18	(40)	(22)
Time deposits	1,670	(514)	1,156
Fed funds purchased	60	7	67
FHLB borrowings	263	140	403
Junior subordinated debentures	157	24	181

Total interest expense	2,168	(387)	1,781

Net increase (decrease)	$5,085	$(1,620)	$3,465

Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable incurred loan losses in the loan portfolio.

Our provision for loan losses increased $746,000 for the year ended December 31, 2004 compared to December 31, 2003. The provision increased commensurate with the changing loan mix and the overall growth in loans. Loans increased $70.4 million in 2004 compared to an increase of $50.3 million in the previous year.

Noninterest Income. The following table presents, for the periods indicated, the major categories of noninterest income.

	Years Ended December 31,		Percentage Increase (Decrease)
	2004	2003
	(In thousands)
Gain on loan sales	$902	$735	22.8%
Service charges on deposit accounts	387	394	(1.8)
Broker fees	251	290	(13.4)
Other	943	992	(4.9)

Total noninterest income	$2,483	$2,410	3.0%

Our gain on loan sales increased by $167,000, or 22.8%, for the year ended December 31, 2004 compared to the year ended December 31, 2003. Our commercial leasing division, which opened in December 2002, increased its gain on loans sold by $324,000 in 2004 as compared to the prior year. During the same period, our Atlanta mortgage lending division, which posted $229,000 in gain on loans sold during the low-interest refinancing boom of 2003, recorded a decrease in gain on loans sold of $183,000 during 2004. We closed the mortgage lending division at the end of 2004.

Noninterest Expense. The following table presents, for the periods indicated, the major categories of noninterest expense.

	Years Ended December 31,		Percentage Increase (Decrease)
	2004	2003
	(In thousands)
Salaries and employee benefits	$5,282	$4,879	8.3%
Occupancy and equipment	1,693	1,501	12.8
Legal, professional and director fees	412	255	61.5
Data processing	300	254	18.1
Loan related and other real estate owned expense	379	413	(8.2)
Travel	381	312	22.3
Telecommunications	307	255	20.4
Advertising, marketing, business development	197	179	10.1
Other	1,506	1,127	33.4

Total noninterest expense	$10,457	$9,175	14.0%

Our noninterest expense increased by $1.3 million, or 14.0%, for the year ended December 31, 2004 compared to the prior year. A $403,000 increase in salaries and a $192,000 increase in occupancy costs accounted for 46.4% of the noninterest expense increase. During 2004 we opened a branch office in Tampa, Florida, and loan production offices in Birmingham, Alabama, and Chicago, Illinois.

Legal, professional and director fees increased $157,000 for the year ended December 31, 2004, a 62% increase from the prior year. Legal fees increased by $122,000 in 2004, primarily due to litigation costs and the increased servicing needs of our growing business. Other noninterest expense increased $379,000 for the year ended December 31, 2004, an increase of 33.4% from the prior year. This was due to depreciation and maintenance expense on leased aircraft, which increased by $199,000 in 2004. Additionally, in 2004, we considered relocating our corporate headquarters and incurred $61,000 of broker, architectural and other expenses.

Provision for Income Taxes. We were treated as an S corporation prior to January 1, 2006 and did not pay income taxes. If we had been required to pay income taxes, we would have recorded income tax provisions of $297,000 for the year ended December 31, 2004 and $583,000 for the year ended December 31, 2003. Our effective tax rates would have been 8.3% in 2004 and 28.0% in 2003. Our effective tax rate would have been unusually low in 2004 as a result of our contribution to a local governmental authority of significantly appreciated land held as a long-term capital asset.

Historical Net Income. Our net income increased 72.4% to $3.6 million for the year ended December 31, 2004 as compared to $2.1 million for the year ended December 31, 2003. The increase is attributable to an increase in net interest income of $3.5 million, offset by an increased provision for loan losses of $746,000 and an increase in noninterest expenses of $1.3 million.

Pro Forma Net Income. Pro forma net income was $3.3 million for the year ended December 31, 2004 compared to $1.5 million for the year ended December 31, 2003. Pro forma net income includes the income tax provisions noted above of $297,000 in 2005 and $583,000 in 2004. Net income for the year ended December 31, 2004 was favorably impacted by the unusually low effective tax rate.

Financial Condition

Total Assets

On a consolidated basis, our total assets as of June 30, 2006, December 31, 2005 and December 31, 2004 were $585.7 million, $477.0 million and $317.7 million, respectively. The overall increase from December 31, 2005 to June 30, 2006 was primarily due to a $93.9 million, or 28.7%, increase in gross loans and a $12.9 million, or 12.2%, increase in investment securities.

Loans

Our gross loans, including deferred loan fees, on a consolidated basis as of June 30, 2006, December 31, 2005 and December 31, 2004 were $421.5 million, $327.6 million and $226.1 million, respectively. Real estate — construction loans experienced the largest increase in dollar volume, increasing by $78.5 million, or 109.3%, from $71.9 million as of December 31, 2004 to $150.4 million as of June 30, 2006. Our overall growth in loans during those periods is consistent with our focus and strategy to grow our loan portfolio by focusing on geographic markets which we believe have attractive growth prospects. See “Business — Our Growth Strategy.”

The following table sets forth the amount of loans outstanding by type of loan at the end of each of the periods indicated.

		December 31,
	June 30, 2006	2005	2004	2003	2002	2001
	(In thousands)
Real estate — construction	$150,403	$110,332	$71,854	$57,309	$40,888	$33,952
Commercial real estate	160,998	128,307	101,641	67,461	47,879	26,241
Residential real estate	21,456	21,805	12,292	8,792	6,938	5,005
Commercial and industrial	86,982	63,555	38,861	20,592	8,358	3,733
Consumer	2,756	4,274	1,732	1,669	1,476	964
Net deferred loan fees	(1,057)	(638)	(314)	(195)	(247)	(43)

Gross loans, net of deferred fees	421,538	327,635	226,066	155,628	105,292	69,852
Less: Allowance for loan losses	(5,544)	(4,791)	(3,463)	(2,204)	(1,737)	(1,494)

Total	$415,994	$322,844	$222,603	$153,424	$103,555	$68,358

The following tables set forth the amount of loans outstanding by loan type as of June 30, 2006 and December 31, 2005 which were contractually due in one year or less, more than one year and less than five years, or more than five years based on remaining scheduled repayments of principal. Lines of credit or other loans having no stated final maturity and no stated schedule of repayments are reported as due in one year or less. The tables also present an analysis of the rate structure for loans within the same maturity time periods.

	June 30, 2006
	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
	(In thousands)
Real estate — construction	$125,275	$25,128	$—	$150,403
Commercial real estate	77,770	72,561	10,667	160,998
Residential real estate	4,530	5,102	11,824	21,456
Commercial and industrial	11,853	67,058	8,071	86,982
Consumer	1,400	1,326	30	2,756
Net deferred loan fees				(1,057)

Gross loans, net of deferred fees	220,828	171,175	30,592	421,538
Less: Allowance for loan losses				(5,544)

	$220,828	$171,175	$30,592	$415,994

Interest rates:
Fixed	$93,747	$89,495	$9,235	$192,477
Variable	127,081	81,680	21,357	230,118
Net deferred loan fees				(1,057)

Gross loans, net of deferred fees	$220,828	$171,175	$30,592	$421,538

	December 31, 2005
	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
	(In thousands)
Real estate — construction	$94,096	$16,219	$17	$110,332
Commercial real estate	46,150	58,393	23,764	128,307
Residential real estate	4,895	2,635	14,275	21,805
Commercial and industrial	10,967	43,468	9,120	63,555
Consumer	1,506	2,768	—	4,274
Net deferred loan fees	—	—	—	(638)

Gross loans, net of deferred fees	157,614	123,483	47,176	327,635
Less: Allowance for loan losses	—	—	—	(4,791)

	$157,614	$123,483	$47,176	$322,844

Interest rates:
Fixed	$63,469	$44,846	$32,254	$140,569
Variable	94,145	78,637	14,922	187,704
Net deferred loan fees	—	—	—	(638)

Gross loans, net of deferred fees	$157,614	$123,483	$47,176	$327,635

Concentrations: Our loan portfolio has a concentration in real estate-related loans and includes significant credit exposure to the commercial real estate industry. As of June 30, 2006, December 31, 2005 and December 31, 2004, real estate related loans comprised 78.8%, 79.5% and 82.2% of our loan portfolio, respectively. Substantially all of these loans are secured by first liens with an initial loan-to-value ratio generally ranging from 70% to 85%. Our policy is to obtain collateral on these loans whenever it is available or desirable, depending upon the degree of risk we are willing to accept. Repayment of loans is expected from the proceeds from the sale of the collateral or from the borrower’s cash flows. Deterioration in the performance of the economy or real estate values generally or in our primary market areas, in particular, could have an adverse impact on collectibility, and consequently have an adverse effect on our profitability. See “Risk Factors — A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.”

Nonaccrual, Past Due and Restructured Loans: Loans are placed on nonaccrual status when (a) the loan is in default of principal or interest for a period in excess of 90 days, unless the loan is both well secured and in the process of collection; (b) the prospects for payment in full of principal or interest is in doubt; or (c) the borrower is in bankruptcy or receivership. The following table summarizes nonaccrual loans, accruing loans contractually past due 90 days or more, and restructured loans as defined by Statement of Financial Accounting Standards No. 15.

	At or For the Six Months Ended June 30, 2006	At or For the Years Ended December 31,
		2005	2004	2003	2002	2001
	(Dollars in thousands)
Total nonaccrual loans	$4,944	$4,832	$1,795	$1,194	$1,942	$1,327
Loans past due 90 days or more and still accruing	228	152	1	263	250	131
Restructured loans	—	—	—	—	—	—

Total non-performing loans	5,172	4,984	1,796	1,457	2,192	1,458

Other real estate owned (OREO)	1,787	1,179	660	440	1,945	35

Total non-performing assets	6,959	6,163	2,456	1,897	4,137	1,493

Non-performing loans to gross loans	1.23%	1.52%	0.79%	0.94%	2.08%	2.09%
Non-performing assets to gross loans and OREO	1.64%	1.87%	1.08%	1.22%	3.86%	2.14%
Non-performing assets to total assets	1.19%	1.29%	0.77%	0.89%	2.86%	1.42%
Interest income received on nonaccrual loans	$—	$—	$—	$—	$—	$—
Interest income that would have been recorded under the original terms of the loans	$156	$534	$179	$227	$290	$200

Nonaccrual loans increased significantly during 2005 both in terms of aggregate amount outstanding and as a percentage of gross loans. This was the result of growth in our commercial and industrial loan portfolio, which is comprised of larger loans that represent a higher degree of risk than other loan categories and our acquisition of Georgia Community Bank.

During the six months ended June 30, 2006, there was an increase of $112,000 in the aggregate amount outstanding of nonaccrual loans. However, the ratio of nonaccrual loans to gross loans decreased by 31 basis points because of growth in the overall loan portfolio and minimal migration of performing loans to nonaccrual. See “— Allowance for Loan Losses.”

Other Real Estate Owned Properties. Our other real estate owned as of June 30, 2006, December 31, 2005 and December 31, 2004, was $1.8 million, $1.2 million and $0.7 million, respectively. As of June 30, 2006, $1.1 million of our other real estate owned were properties taken as collateral for real estate — construction loans.

Allowance for Loan Losses

Like all financial institutions, we must maintain an adequate allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when we believe that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that we believe will be adequate to absorb probable incurred losses on existing loans that may become uncollectible based on evaluation of the collectibility of loans and prior credit loss experience, together with the other factors noted above.

Our allowance for loan loss methodology incorporates several quantitative and qualitative risk factors used to establish the appropriate allowance for loan loss at each reporting date. Quantitative factors include our historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Qualitative factors include the economic conditions of our operating markets and the state of certain industries. Specific changes in the qualitative factors are based on perceived risk of similar groups of loans classified by collateral type, purpose and terms. An internal four-year loss history is also incorporated into the allowance.

While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. Management periodically reviews the assumptions and formulae used in determining the allowance and makes adjustments if required to reflect the current risk profile of the portfolio.

The allowance consists of specific and general components. In most cases the specific allowance relates to criticized and classified loans. The general allowance covers non-classified loans and is based on historical loss experience adjusted for the various qualitative and quantitative factors listed above.

The following table summarizes the activity in our allowance for loan losses for the periods indicated.

	At or For the Six Months Ended June 30,		At or For the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands)
Allowance for loan losses:
Balance at beginning of year	$4,791	$3,463	$3,463	$2,204	$1,737	$1,494	$1,442
Provisions charged to operating expenses	950	680	1,264	1,451	705	433	96
Recoveries of loans previously charged-off:
Real estate — construction	—	20	21	—	1	18	28
Commercial real estate	3	7	18	13	—	—	—
Residential real estate	0	—	—	26	4	7	—
Commercial and industrial	10	1	3	3	3	7	9
Consumer	27	2	4	4	7	—	—

Total recoveries	40	30	46	46	15	32	37
Loans charged-off:
Real estate — construction	104	17	239	117	76	136	66
Commercial real estate	69	115	141	5	—	74	—
Residential real estate	—	—	—	—	119	—	—
Commercial and industrial	48	26	271	102	—	4	10
Consumer	16	7	49	14	58	8	5

Total charged-off	237	165	700	238	253	222	81
Net charge-offs	197	135	654	192	238	190	44

Allowance for loan losses acquired in business combination	—	—	718	—	—	—	—

Balance at end of period	$5,544	$4,008	$4,791	$3,463	$2,204	$1,737	$1,494

Net charge-offs to average loans outstanding(1)	0.11%	0.11%	0.23%	0.10%	0.18%	0.22%	0.08%
Allowance for loan losses to gross loans	1.32%	1.51%	1.46%	1.53%	1.42%	1.65%	2.14%

(1)	Annualized for the six months ended June 30, 2006 and 2005.

The ratio of the allowance for loan loss to total loans has generally trended downward over the past five years. Several factors have resulted in a continuing overall decline in the ratio:

•	The declining balance of the loan portfolio acquired in the purchase of United National Bank in March 2000. Due to their nature, these loans had higher loss allocations.

•	We now have five-year historical loss information relating to our loans, and we have used this information to revise the allowance loss factors for several loan categories. This enabled us to more accurately reflect our actual loss experience rather than solely relying on industry loss data, which, historically has been higher than our actual experience.

•	A significant portion of the growth in the loan portfolio over the past five years has been driven by redevelopment lending, a product with minimal historical loss rates, resulting in a low allowance to loan ratio for this product.

The rate of decline in this ratio was partially offset for the year ended December 31, 2005 due to the purchase of Georgia Community Bank in July 2005. The acquired assets included a disproportionate number of loans for which credit quality continued to deteriorate after acquisition and our initial valuation of these loans. This has resulted in a higher ratio of allowance to total loans than would otherwise have been reported. As indicated in the table in the previous section, non-performing loans increased by approximately $3.2 million from December 31, 2004 to December 31, 2005 with $1.8 million of this increase related to the Georgia Community Bank acquisition.

In 2005 net charge-offs increased by $462,000 as compared to 2004. Approximately $127,000 of this amount was related to charge-offs in the Georgia Community Bank portfolio. Also during the year, higher than typical charge-offs were recognized in the North Carolina Redevelopment portfolio related to foreclosures in the Durham and Greensboro, North Carolina areas. A real estate fraud in Fayetteville, North Carolina also resulted in higher than normal charge-offs for the North Carolina non-owner occupied portfolio. Although the losses noted were charged against the allowance for loan loss, the allowance was increased as a result of our quarterly evaluation of the allowance.

The ratio of the allowance to total loans continued to decline as of June 30, 2006. During the six months ended June 30, 2006, criticized and classified assets, which have higher loss allocations, declined by approximately $2.3 million. Additionally, loan growth during the period was primarily driven by redevelopment lending. Due to the minimal overall historical loss rates on redevelopment loans, these loans carry a smaller than average expected loss rate in the allowance calculation, which also contributed to the decreased ratio of the allowance to total loans.

The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the table below were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans and historical losses in each loan type category combined with a weighting of the current loan composition.

			December 31,
	June 30, 2006		2005		2004		2003		2002		2001
	Amount	% of Loans in Each Category to Gross Loans	Amount	% of Loans in Each Category to Gross Loans	Amount	% of Loans in Each Category to Gross Loans	Amount	% of Loans in Each Category to Gross Loans	Amount	% of Loans in Each Category to Gross Loans	Amount	% of Loans in Each Category to Gross Loans
	(Dollars in thousands)
Real estate — construction	$1,422	35.6%	$1,032	33.6%	$1,024	31.7%	$793	36.8%	$757	38.7%	$340	48.6%
Commercial real estate	1,892	38.1	2,232	39.1	1,584	44.9	933	43.3	710	45.4	911	37.5
Residential real estate	562	5.1	135	6.6	91	5.4	48	5.6	49	6.6	25	7.2
Commercial and industrial	1,648	20.6	1,295	19.4	710	17.2	389	13.2	186	7.9	179	5.3
Consumer	20	0.6	97	1.3	54	0.8	41	1.1	35	1.4	39	1.4

Total	$5,544	100%	$4,791	100%	$3,463	100%	$2,204	100%	$1,737	100%	$1,494	100%

The “Real Estate — Construction” category is comprised of construction loans and redevelopment loans. Construction loans are associated with residential lot development and the subsequent construction of new single-family residences. Loss experience in this area has been minimal. Redevelopment loans are associated with the purchase and renovation of single-family residences, primarily in inner-city areas. These loans are short-term in nature and historical losses have been minimal. For the years ended December 31, 2005, 2004 and 2003, net charge-offs for the redevelopment lending portfolio were 0.27%, 0.27% and 0.19%, respectively, of average loans in this portfolio. This category carries a smaller estimated loss factor than other categories.

The “Commercial Real Estate” category is comprised of loans financing owner and non-owner occupied office, retail, multi-family, warehouse and special purpose facilities. As in the other real estate secured categories, losses have been minimal and the estimated loss factor used is comparatively smaller than other categories. For the periods ended June 30, 2006 and December 31, 2005 the loss allowance for this category was relatively over-weighted as compared to its proportionate percentage of the total portfolio. This occurred due to the fact that a large percentage of the non-performing loans acquired in the 2005 acquisition of Georgia Community Bank, a troubled financial institution, are secured by commercial real estate. The higher loss allowance applied to these loans due to their non-performing classification resulted in the over weighting in this category for those periods.

The “Commercial and Industrial Loans” category generally represents the highest risk category for commercial banks. As a result, we utilize a larger estimated loss factor for this category than we do for real estate secured loans. We believe that the allowance allocation is adequate when considering the current composition of commercial loans and related loss factors.

Investments

All securities are classified as available-for-sale. Available-for-sale securities are securities that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available-for-sale are carried at fair value. Unrealized gains or losses on available-for-sale securities are recorded as accumulated other comprehensive income in shareholders’ equity. Amortization of premiums or accretion of discounts on mortgage-backed securities is periodically adjusted for estimated prepayments.

We use our investment securities portfolio to provide a source of income, ensure liquidity for cash requirements and manage interest rate risk. The carrying value of our securities as of June 30, 2006 totaled $118.7 million, compared to $105.8 million at December 31, 2005, and $66.8 million as of December 31, 2004. At December 31, 2004 municipal bonds represented 44.0% of our securities portfolio. As an S corporation, municipal bonds offered a high tax-free rate of return to our shareholders. Since December 31, 2004, we have concentrated our securities purchases in U.S. government-sponsored agency securities and mortgage-backed securities. As of June 30, 2006, U.S. government-sponsored agency securities accounted for 34.0% of the securities portfolio, while municipal bonds were 28.7% and mortgage-backed securities were 29.6% of the securities portfolio.

The carrying value of our portfolio of investment securities at June 30, 2006 and December 31, 2005, and 2004 was as follows:

	Carrying Value
	June 30, 2006	December 31,
		2005	2004	2003
	(In thousands)
U.S. Treasuries	$6,707	$6,784	$3,939	$—
U.S. Government agencies	40,330	34,908	21,989	16,640
Mortgage-backed securities	35,083	27,418	9,774	1,210
Municipal securities	34,030	35,015	29,416	18,999
Other	2,535	1,700	1,700	1,350

Total investment securities	$118,685	$105,825	$66,818	$38,199

The contractual maturity distribution and weighted average yield of our available for sale portfolio at June 30, 2006 and December 31, 2005 are summarized in the table below. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax effected on tax-exempt obligations. Securities available for sale are carried at amortized cost for purposes of calculating the weighted average yield received on such securities.

	June 30, 2006
	Due Under 1 Year		Due 1-5 years		Due 5-10 Years		Due Over 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Treasuries	$—	—%	$6,938	3.32%	$—	—%	$—	—%	$6,938	3.32%
U.S. Government agencies	—	—	7,459	4.26	21,521	5.05	12,482	5.37	41,462	5.00
Mortgage-backed securities	123	5.50	574	4.28	4,264	4.53	31,220	4.68	36,181	4.66
Municipal securities	984	3.85	3,586	4.04	4,804	3.91	24,662	4.52	34,036	4.36
Other	250	5.60	2,285	2.56	—	—	—	—	2,535	2.86

Total	$1,357	4.24%	$20,842	3.71%	$30,589	4.80%	$68,364	4.75%	$121,152	4.58%

	December 31, 2005
	Due Under 1 Year		Due 1-5 years		Due 5-10 Years		Due Over 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
U.S. Treasuries	$—	—%	$6,928	3.32%	$—	—%	$—	—%	$6,928	3.32%
U.S. Government agencies	500	3.00	6,459	3.86	18,022	4.72	10,555	4.94	35,536	4.60
Mortgage-backed securities	—	—	802	4.52	4,711	4.53	22,445	4.47	27,958	4.48
Municipal securities	1,033	4.24	3,548	4.04	4,720	3.92	25,609	4.52	34,910	4.38
Other	—	—	1,200	4.00	—	—	500	6.75	1,700	4.81

Total	$1,533	3.84%	$18,937	3.73%	$27,453	4.55%	$59,109	4.60%	$107,032	4.42%

Deposits

Deposits have historically been the primary source of funding our asset growth. As of June 30, 2006, total deposits were $428.5 million, compared to $350.6 million as of December 31, 2005, and $234.2 million as of December 31, 2004. The increase in total deposits was driven by our growth in certificates of deposit, which includes both retail and brokered time deposits. As of June 30, 2006, certificates of deposit were $373.5 million, compared to $314.5 million as of December 31, 2005 and $206.6 million as of December 31, 2004. As of the same dates, brokered time deposits, which are included in the total certificates of deposit balance, represent $198.0 million (46.2% of deposits), $133.4 million (38.0% of deposits) and $99.5 million (42.5% of deposits), respectively. Non-interest bearing deposits were $28.7 million on June 30, 2006, $22.6 million on December 31, 2005 and $14.5 million on December 31, 2004.

The average balances and weighted average rates paid on deposits for the six months ended June 30, 2006, and for the years ended December 31, 2005, 2004 and 2003 are presented below.

			December 31,
	June 30, 2006		2005		2004		2003
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
	(Dollars in thousands)
Interest checking	$7,574	0.19%	$3,748	0.11%	$3,574	0.11%	$4,229	0.19%
Savings and money market	12,064	2.41	9,232	1.46	11,071	0.83	9,591	1.19
Time	182,562	4.26	143,458	3.56	93,039	2.71	77,403	2.98
Brokered time	152,657	4.31	119,697	3.66	86,009	3.20	49,952	3.63

Total interest-bearing deposits	354,857	4.13	276,135	3.48	193,693	2.77	141,175	3.00
Non-interest bearing demand deposits	25,053		18,344		14,604		9,421

Total deposits	$379,910	3.86%	$294,479	3.27%	$208,297	2.58%	$150,596	2.81%

The remaining maturity for all certificates of deposit of $100,000 or more as of June 30, 2006 is presented in the following table. We did not have any other types of deposits in amounts of $100,000 or more as of that date.

June 30, 2006
(In thousands)
3 months or less	$40,129
3 to 6 months	29,203
6 to 12 months	68,274
Over 12 months	52,195

Total	$189,801

Capital Resources

Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain three minimum capital ratios. The Tier 1 risk-based capital ratio compares “Tier 1” or “core” capital, which consists principally of common equity and a portion of our trust preferred securities, to risk-weighted assets for a minimum ratio of at least 4%. The Tier 1 leverage ratio compares Tier 1 capital to adjusted total assets for a minimum ratio of at least 4%. The total risk-based capital ratio compares total capital, which consists of Tier 1 capital, the portion of our outstanding trust preferred securities not receiving Tier 1 capital treatment, and a portion of the allowance for loan losses, to risk-weighted assets for a minimum ratio of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

Both we and Omni National Bank met all capital adequacy requirements to which we are subject as of June 30, 2006 and December 31, 2005. Omni National Bank is also considered “well capitalized” as of the same dates (the “well capitalized” category does not apply to holding companies). The following table provides a comparison of our risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated.

	June 30, 2006
	Actual		Adequately Capitalized		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 leverage ratio
Omni National Bank	$41,872	7.77%	$21,564	4.00%	$27,335	5.00%
Company	$42,694	7.69%	$22,196	4.00%	NA	NA
Tier 1 risk-based capital ratio
Omni National Bank	$41,872	9.35%	$17,915	4.00%	$26,873	6.00%
Company	$42,694	9.59%	$17,809	4.00%	NA	NA
Total risk-based capital ratio
Omni National Bank	$49,416	11.03%	$35,832	8.00%	$44,789	10.00%
Company	$55,782	12.53%	$35,617	8.00%	NA	NA

	December 31, 2005
	Actual		Adequately Capitalized		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 leverage ratio
Omni National Bank	$34,337	7.46%	$18,420	4.00%	$23,025	5.00%
Company	$34,566	7.49%	$18,456	4.00%	NA	NA
Tier 1 risk-based capital ratio
Omni National Bank	$34,337	9.78%	$14,038	4.00%	$21,057	6.00%
Company	$34,566	9.83%	$14,058	4.00%	NA	NA
Total risk-based capital ratio
Omni National Bank	$40,729	11.61%	$28,077	8.00%	$35,096	10.00%
Company	$48,868	13.90%	$28,116	8.00%	NA	NA

Junior Subordinated Debentures

In order to manage our capital position more efficiently, we have relied on trust preferred securities issued by our wholly-owned subsidiaries, Omni Statutory Trust II, Omni Statutory Trust III and Omni Statutory Trust IV.

In 2003, 2004 and 2005 we issued, through these subsidiaries, trust preferred securities representing a preferred beneficial interest in our unsecured junior subordinated debentures. The trust preferred securities qualify as Tier 1 capital under Federal Reserve Board guidelines within certain limitations. In each case, the proceeds from the issuance of the trust preferred securities and the common securities of the trust were used by the trust to purchase our junior subordinated debentures, which carry a floating rate of interest adjusted every three months to the three-month LIBOR. The junior subordinated debentures mature on the 30-year anniversary of their issuance and cannot generally be called prior to the five-year anniversary of the date of issuance. The following table sets forth the principal terms of the junior subordinated debentures as of the date indicated.

Trust Name	Issuance Date	Principal Amount of Debenture	Spread to 3-Month LIBOR	Interest Rate
Omni Statutory Trust II	March 26, 2003	$5.2 million	+3.15%	12/31/04: 12/31/05: 6/30/06:	5.70 7.69 8.55	% % %

Omni Statutory Trust III	June 17, 2004	$5.2 million	+2.70%	12/31/04: 12/31/05: 6/30/06:	5.30 7.20 8.10	% % %

Omni Statutory Trust IV	March 17, 2005	$10.3 million	+1.90%	12/31/04: 12/31/05: 6/30/06:	— 6.40 7.30	% %

In accordance with FASB Interpretation No. 46, Omni Statutory Trust II, Omni Statutory Trust III and Omni Statutory Trust IV are not consolidated with us. Accordingly, we do not report the securities issued by the trusts as liabilities, and instead report as liabilities the junior subordinated debentures issued by us and held by the trusts. The trust preferred securities are recorded as junior subordinated debentures on the balance sheets, but subject to certain limitations, the trust preferred securities qualify for Tier 1 capital for regulatory capital purposes.

Contractual Obligations and Off-Balance Sheet Arrangements

We routinely enter into contracts for services in the conduct of ordinary business operations which may require payment for services to be provided in the future and may contain penalty clauses for early termination of the contracts. To meet the financing needs of our customers, we are also parties to financial instruments with off-balance sheet risk including commitments to extend credit and standby letters of credit.

Our commitments associated with outstanding letters of credit and commitments to extend credit as of December 31, 2005 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	December 31, 2005
	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(In thousands)
Commitments to extend credit	$46,650	$40,515	$2,408	$1,247	$2,480
Standby letters of credit	35	35	—	—	—

Total	$46,685	$40,550	$2,408	$1,247	$2,480

We have also committed to irrevocably and unconditionally guarantee the following payments or distributions with respect to the holders of preferred securities to the extent that Omni Statutory Trust II, Omni

Statutory Trust III and Omni Statutory Trust IV have not made such payments or distributions: (1) accrued and unpaid distributions, (2) the redemption price, and (3) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution.

We do not believe that these off-balance sheet arrangements have or are reasonably likely to have a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. However, there can be no assurance that such arrangements will not have a future effect.

Long-Term Borrowed Funds. We have entered into long-term contractual obligations consisting of FHLB borrowings. These borrowings are secured with securities and a blanket lien on certain loan pools. As of December 31, 2005, these long-term FHLB borrowings totaled $27.5 million, with $2.5 million maturing on February 25, 2008 and $25.0 million maturing on March 12, 2012 unless such advance is converted into a daily rate credit at the March 12, 2007 early conversion option date. Interest payments are made monthly. The weighted average rate of the long-term FHLB borrowings as of December 31, 2005 was 4.0%.

The following table sets forth our significant long-term contractual obligations as of December 31, 2005.

	December 31, 2005
	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(In thousands)
Long-term FHLB borrowings	$27,500	$—	$2,500	$—	$25,000
Junior subordinated debentures issued to affiliated trusts	20,620	—	—	—	20,620
Operating lease obligations	4,867	917	888	2,347	715

Total	$52,987	$917	$3,388	$2,347	$46,335

Short-Term Borrowed Funds. Short-term borrowed funds are used to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand and for other short-term purposes. We also use short-term borrowed funds to help manage interest rate risk by funding variable rate loans. The majority of our short-term borrowed funds consist of FHLB borrowings. Our borrowing capacity at the FHLB is capped at $156.7 million as of June 30, 2006, but is further restricted by available collateral of $99.7 million. Our collateral consists of pledged securities and a blanket lien on certain loan pools.

From time to time, we also have borrowings from other sources pledged by securities, including securities sold under agreements to repurchase, which are reflected as the amount of cash received in connection with the transaction, and may require additional collateral based on the fair value of the underlying securities. As of June 30, 2006, total short-term borrowed funds were $39.5 million with a weighted average interest rate at period end of 5.57% compared to total short-term borrowed funds of $42.0 million as of December 31, 2005 with a weighted average interest rate at year end of 4.24%.

We also had overnight borrowing lines available at correspondent banks totaling $31.0 million as of June 30, 2006, of which $1.8 million was outstanding.

The following table sets forth certain information regarding short-term FHLB borrowings and repurchase agreements at the dates or for the periods indicated.

	At or for the Six Months Ended June 30, 2006	At or for the Years Ended December 31,
		2005	2004	2003
	(Dollars in thousands)
Short-term FHLB borrowings
Maximum month-end balance	$47,500	$47,500	$42,300	$4,800
Balance at end of period	39,500	42,000	42,300	1,800
Average balance	31,878	39,343	22,907	2,010
Weighted average interest rate at end of period	5.57%	4.24%	2.40%	1.93%
Weighted average interest rate during period/year	4.82%	4.11%	2.40%	1.93%

Since growth in core deposits may be at intervals different from loan demand, we may follow a pattern of funding irregular growth in assets with short-term borrowings, which are then replaced with core deposits. However, we may also choose to use short-term borrowings to help manage interest rate risk by funding variable rate loans.

Liquidity

Liquidity represents the availability of funding to meet the needs of depositors, borrowers and creditors at a reasonable cost, on a timely basis, and without adverse consequences. Our primary sources of liquidity are certificates of deposit, FHLB borrowings and cash derived from payments and maturities of both the investment and loan portfolios. Our certificate of deposit base includes both core deposits and brokered CDs. We gain additional liquidity through the sale of investments, the sale of loans and loan participations and through correspondent banking relationships with various financial institutions.

As of June 30, 2006, we had overnight borrowing lines available at correspondent banks totaling $31.0 million, of which $1.8 million was outstanding. We also had a $156.7 million credit line available at the FHLB, which was restricted to $99.7 million based on pledged collateral. At June 30, 2006, $92.0 million of this line was outstanding. We also had further liquidity available through $66.4 million in unpledged securities that could either be sold or pledged to the FHLB to secure additional borrowings.

Historically, we have funded our loan growth with a combination of deposits and FHLB borrowings. Total deposits have increased from $234.2 million at December 31, 2004 to $428.5 million at June 30, 2006. Brokered CDs, which are part of deposits, increased from $99.5 million to $198.0 million over the same time period. Likewise, FHLB borrowings increased from $45.3 million to $92.0 million.

Our liquidity position is monitored daily by management to maintain a level of liquidity conducive to efficient operations and is continuously evaluated as part of our asset/liability management process. We believe that our liquidity sources, including the net proceeds of this offering, will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in our lending, investing and deposit taking activities. To that end, management actively monitors and manages our interest rate risk exposure. We do not have any market risk sensitive instruments entered into for trading purposes. While we typically manage our interest rate sensitivity by attempting to match the re-pricing opportunities on our earning assets to those on our funding liabilities, from time to time we do take positions to take advantage of predicted interest rate movements.

Management uses various asset/liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. We actively manage our securities portfolio and the terms and pricing of loans and deposits to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.

Interest rate risk is addressed by our Asset Liability Management Committee, or ALCO, which is comprised of senior management and our board of directors. The ALCO and our board of directors monitor interest rate risk by analyzing the potential impact on the net economic value of equity and net interest income from potential changes in interest rates, and consider the impact of alternative strategies or changes in balance sheet structure. We manage our balance sheet in part to maintain the potential impact on economic value of equity and net interest income within acceptable ranges despite changes in interest rates.

Our exposure to interest rate risk is reviewed on at least a quarterly basis by the ALCO and our board of directors. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in economic value of equity in the event of hypothetical changes in interest rates. If potential changes to net economic value of equity and net interest income resulting from hypothetical interest rate changes are not within the limits established by our board of directors, the board of directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.

Economic Value of Equity. We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as economic value of equity, using a simulation model. This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates.

At June 30, 2006, our economic value of equity exposure related to these hypothetical changes in market interest rates was within the current guidelines we have established. The following table sets forth our projected change in economic value of equity as a result of certain immediate increases or decreases in interest rates at June 30, 2006.

Interest Rate Scenario	Economic Value	Percentage Change from Base	Percentage of Total Assets
	(Dollars in millions)
Up 200 basis points	$42,266	(14.2)%	7.5%
Up 100 basis points	46,501	(5.6)	8.1
Base	49,281	—	8.5
Down 100 basis points	50,592	2.7	8.6
Down 200 basis points	50,163	1.8	8.4

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above in the event that market conditions vary from the underlying assumptions.

Net Interest Income Simulation. In order to measure interest rate risk at June 30, 2006, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and net interest income using a base market interest rate. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and proportional to the change in market rates, depending on their contracted index. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.

This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet remains static and that its structure does not change over the course of the year. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.

Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.

For the rising and falling interest rate scenarios, the base market interest rate forecast was increased and decreased over twelve months by 200 and 100 basis points, respectively. At June 30, 2006, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines we have established. The results of our analysis are set forth below:

Interest Rate Scenario	Adjusted Net Interest Income	Percentage Change from Base
	(Dollars in millions)
Up 200 basis points	$24,375	1.59%
Up 100 basis points	24,199	0.86
Base	23,993	—
Down 100 basis points	23,769	(0.93)
Down 200 basis points	23,505	(2.03)

Recent Accounting Pronouncements

FAS No. 123(R), Shared-Based Payment, Revised December 2004

In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment, or FAS 123(R). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.

The statement was effective at the beginning of the first quarter of 2006. As of the effective date, we applied the statement using a modified version of prospective application. Under that transition method, compensation cost is recognized for all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date. The impact of this statement on us in 2006 and beyond depends on various factors, including our future compensation strategy.

Recently Issued Accounting Standards

In July 2006, the FASB released Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This Interpretation revises the recognition tests for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities. The amount of such a tax benefit to record is the largest amount that is more likely than not to be allowed. Any reduction in deferred tax assets or increase in tax liabilities upon adoption will correspondingly reduce retained earnings. We have not yet determined the effect of adopting this Interpretation, which is effective for us on January 1, 2007.

BUSINESS

General

We are a bank holding company headquartered in Atlanta, Georgia. Our operations are principally conducted through our wholly owned subsidiary, Omni National Bank, a national bank headquartered in Atlanta, Georgia. We have one full-service banking location in Atlanta, Georgia, one in Dalton, Georgia, four in North Carolina, one in Chicago, Illinois and one in Tampa, Florida. In addition, we have loan production offices in Charlotte, North Carolina, Dalton, Georgia and Birmingham, Alabama. On a consolidated basis, as of June 30, 2006, we had approximately $585.7 million in assets, $416.0 million in net loans, $428.5 million in deposits and $35.9 million in shareholders’ equity.

We provide a broad array of financial products and services, including specialized services such as community redevelopment lending, small business lending and equipment leasing, residential construction lending, consumer lending, warehouse lending and asset-based lending. We seek to expand our financial products and services and geographic markets to meet the needs of our customers, diversify our revenue stream and mitigate our exposure to regional economic downturns. For the first six months of 2006, no single product or service line generated more than 25% of our gross revenue, and approximately 38% of our gross revenue was generated outside of the metropolitan Atlanta market.

Our Business Plan: Execute on Opportunities

We commenced operations in 1992 as a private redevelopment lender in Atlanta, Georgia. Between 1992 and 2000, we developed and implemented a proprietary community redevelopment lending model, which includes both loan production and credit administration. Our redevelopment lending model, combined with our proven ability to identify and integrate business opportunities and key personnel, has facilitated our expansion into a full-service financial services organization. In the last few years, we have executed on the following opportunities:

•	In March 2000, we acquired United National Bank, a 25-year-old troubled minority-owned financial institution headquartered in Fayetteville, North Carolina with approximately $30 million in assets. This acquisition allowed us to engage in the banking business and helped to lower our cost of funds. During the first year following the acquisition, our management injected new capital, implemented new management systems and operating procedures, created new products and services, updated technology systems and applied intense problem loan workout strategies. After one year, the banking regulators lifted all previously imposed regulatory restrictions, and we changed the bank’s name to Omni National Bank.

•	In March 2001, we formed Omni Community Development Corporation to redevelop a failing condominium project. This opportunity arose from a prior lending relationship. Omni Community Development Corporation owns, operates, rehabilitates and makes loans to low- and moderate-income individuals, families and neighborhoods. This subsidiary also engages in mezzanine finance activities, which involve the issuance of subordinated debt and equity, with the lender ranking junior to senior creditors and senior to common stock or other equity. This enables us to engage in financing activities that cannot be conducted directly by the bank.

•	In December 2002, we established Omni Capital, our small business lending and commercial leasing division, to accommodate an experienced team of small business lending and leasing professionals who joined our organization from a national commercial finance company. This initiative enhanced our management team and further diversified our lending activities.

•	In June 2004, we acquired a Florida banking charter with no assets, allowing us to open a de novo branch in Tampa that initially focused on redevelopment lending activities. Our Florida presence provides us with geographic diversification and serves as a base for future growth in the attractive Florida markets.

•	In December 2004, we opened a loan production office in Chicago, Illinois after one of our senior redevelopment lenders expressed interest in returning to the market where she began her career. We subsequently relocated one of our most experienced commercial lenders to Chicago and recruited local lenders to form a full-service bank branch in June 2005.

•	In July 2005, we acquired Georgia Community Bank, a three-year-old troubled financial institution headquartered in Dalton, Georgia with approximately $40 million in assets. This acquisition permitted us to relocate our North Carolina charter to Georgia, open a branch office in Atlanta and begin conducting full-service banking operations in Georgia. Drawing upon our experience with United National Bank, we have applied new operating procedures and intense problem loan workout strategies to this institution in order to limit potential charge-offs.

We stand ready to execute upon new opportunities as we identify them.

As a result of our successful execution on opportunities and our unique business model, we have achieved significant growth. Specifically:

•	From December 31, 2001 to June 30, 2006, we:

•	increased total assets from $105.0 million to $585.7 million, representing compound annual growth of 46.5%; and

•	increased net loans from $68.4 million to $416.0 million, representing compound annual growth of 49.4%.

•	For the five years ended December 31, 2005, we:

•	increased diluted earnings per share from $0.10 to $0.51 on a pro forma tax equivalent basis, representing compound annual growth of 50.3%; and

•	limited net charge-offs to an average of 0.16% of average loans outstanding.

•	For the three years ended December 31, 2005, we:

•	achieved an annual weighted average net interest margin of 5.26%;

•	realized an annual weighted average gross yield on loans of 9.22%; and

•	achieved an average return on equity of 14.06% on a pro forma tax equivalent basis.

Our Core Competencies

We have focused our lending activities primarily on commercial real estate and real estate construction loans, which comprised 73.7% of our total loan and lease portfolio at June 30, 2006. In addition to traditional lending and deposit gathering capabilities, we also provide a broad array of financial products and services aimed at satisfying the needs of small to mid-sized businesses, professional corporations and their proprietors, and individual real estate investors.

We attribute our success to the following core competencies:

•	Entrepreneurial Focus. We pride ourselves on our alacrity when presented with strategic and lending opportunities. By bringing an entrepreneurial focus to traditional banking, we are able to structure unique transactions and respond quickly to our customers’ needs. Our broad range of experience also allows us to execute specialized types of lending not normally offered by institutions of our size. We believe the local community banks that compete in our markets do not offer the same breadth of products and services required to meet our customers’ growing needs. At the same time, we believe the large national banks lack the flexibility, rapid response time and personalized service that our customers expect in their banking relationships. By offering our customers flexibility and responsiveness and providing a full range of financial products and services, we believe we are well positioned to serve our markets.

•	Our Unique Culture. We have instilled a culture of partnership, creating a shared sense of commitment throughout our organization. Under the leadership of our senior executive team, we have created a positive work environment for our employees and fostered a productive, entrepreneurial culture. Our directors and employees are invested directly in our success, as evidenced by their collective ownership of approximately 88% of our common stock at June 30, 2006. Through their purchases of our common stock, directors and employees have contributed approximately 72.1% of the capital raised through the sale of stock since 2001. As of June 30, 2006, approximately 19% of our employees and all of our directors were shareholders of our company. We plan to continue to motivate our employees by providing sound leadership and competitive compensation and benefits.

•	Employee and Customer Diversity. Since our inception, we have focused on serving the needs of the communities in which we operate, and in particular, minority communities. We believe the diversity of our employees and directors enables us to establish and maintain customer relationships through shared understandings and experiences. Approximately 40% of our associates are minorities with ethnic backgrounds that include African-American, Hispanic, Asian, Pacific Islander, Pakistani and Persian. Our employees speak over ten different languages and approximately 60% of our associates are female. Our culture of diversity is the essence of our character; we experience it in our customers and it is embraced by our board of directors, executive officers and employees.

•	Stringent Credit Administration and Problem Loan Workouts. We consider credit administration to be of primary importance. We emphasize early and frequent communication with our borrowers, with follow-up on late payments generally commencing when a loan is five days past due and foreclosure proceedings typically beginning when it is 30 days past due. We also tailor our credit approval and administration processes to each borrower’s risk profile and to the specific type of loan. For instance, in our community redevelopment lending area, our lenders monitor construction progress on site for each of our loans on a weekly basis. We have implemented an automated process for communication with borrowers whose loans are not paid on time. Once a loan is 30 days past due, we typically begin foreclosing proceedings. Our disciplined approach to credit administration is evidenced by our charge-off ratio (net charge-offs to average loans) of 0.23%, 0.10% and 0.18% for 2005, 2004 and 2003, respectively. We have also aggressively and successfully pursued payment on nonperforming assets acquired in the acquisitions of United National Bank and Georgia Community Bank, both of which were troubled institutions at the time of acquisition.

Our Markets

We currently operate in several attractive markets with diverse economies. While general population growth is an important factor in our evaluation of desirable geographic markets, the diverse needs of our customers require us to evaluate a variety of other demographic and economic metrics. For instance, because our business model focuses on community redevelopment lending as a catalyst for expansion, we consider market information regarding fluctuations in home values (which represent potential collateral value), the number of housing starts and the median year of construction for housing structures. We view housing start and median age statistics as important because redevelopment lending tends to be most successful in economically disadvantaged metropolitan neighborhoods with 40-50 year old homes, but can also be profitable wherever there is a supply of deteriorated urban properties undergoing restoration and upgrading. We also look for ethnically diverse markets with a substantial number of minority-owned and women-owned businesses.

We compete principally in the Atlanta, Georgia, Chicago, Illinois, Tampa, Florida and Fayetteville, North Carolina markets. Summary information regarding our principal markets is provided below. Unless otherwise indicated, population, employment and demographic data is taken from the 2000 United States Census, the 2002 Economic Census and the Annual Estimates of the Population of Metropolitan and Micropolitan Statistical Areas from April 1, 2000 to July 1, 2004 provided by the United States Census; housing value data is taken from the 2004 American Community Survey; and housing start and year of construction data is taken from the 2004 and 2000 American Housing Surveys issued by the United States Department of Housing and Urban Development.

Atlanta. Atlanta’s population grew 40.0% in the 1990s from 3.0 million in 1990 to 4.2 million in 2000, and 10.8% from 4.2 million in April 2000 to 4.7 million in July 2004. In addition to this population growth, employment in Atlanta increased 22.4% during the 1990s. According to a February 2006 report issued by Georgia State University, Atlanta is projected to create approximately 117,000 new jobs in 2006 through 2008. The median home value in Atlanta was $217,329 in 2004. The number of Atlanta’s total housing starts, as reported by the aforementioned Georgia State University report, decreased by 3.1% in 2005 and is projected to continue to decrease by 9.9% in 2006 and by 6.1% in 2007. The median year of construction is 1956 for housing structures in the Atlanta “central city,” 1987 for owned housing units and 1980 for rented housing units in the Atlanta Metropolitan Statistical Area (MSA). We believe the decrease in housing starts and the median age of Atlanta housing units provide us with an opportunity to benefit from a strong redevelopment market. Atlanta is also a diverse economy. In 2002, 32.4% of its firms were minority-owned and 39.4% of its firms were women-owned.

Chicago. Chicago’s population grew 22.9% in the 1990s from 7.4 million in 1990 to 9.1 million in 2000, and 3.2% from 9.1 million in April 2000 to 9.4 million in July 2004. Although the United States Department of Labor reports that employment in Chicago increased by only 2.3% from 1996 to 2005, the Illinois Department of Employment Security reports an expected 11% increase from 2002 to 2012. The median home value in Chicago was $225,247 as of 2004. According to Crain’s Chicago Business Journal, housing starts in the Chicago MSA increased slightly in 2005 and are expected to remain stable in 2006. The median year of construction for housing units is 1964 in the Chicago MSA and 1947 in the Chicago “central city.” Analogous to the Atlanta market, Chicago is a diverse economy, with 24.9% of its firms minority-owned and 34.3% of its firms women-owned in 2002.

Tampa. Tampa’s population grew 14.3% in the 1990s, from 2.1 million in 1990 to 2.4 million in 2000, and 8.0% from 2.4 million in April 2000 to 2.6 million in July 2004. Similar to Atlanta, employment increased in Tampa by 26.7% during the 1990s, and continues to increase with the creation of 32,400 new jobs in 2005. According to the Bureau of Labor Statistics, the creation of new jobs in Tampa is projected to increase by an additional 23.3% through 2015. The median home value in Tampa was $135,670 in 2004, housing starts in Tampa decreased by approximately 13% from 1999 to 2003 and the median year of construction for housing units is 1973. Tampa is also a diverse economy, with 19.8% of its firms minority-owned and 35.4% of its firms women-owned in 2002. Our Tampa presence also provides us with the ability to expand into other markets in Florida.

Fayetteville. Fayetteville’s population grew 13.1% in the 1990s from 297,569 in 1990 to 336,609 in 2000, and 2.8% from 336,609 in April 2000 to 346,136 in July 2004. Employment increased by 17.4% during the 1990s and by 4.8% between 2000 and 2005. The median value of owner-occupied housing units was $89,300 in 2000 and the median year of construction for housing units is 1972. Fayetteville is a diverse economy, with 37.9% of its firms minority-owned and 47.3% of its firms women-owned in 2002.

Our Growth Opportunities

We have experienced significant growth since our inception and believe our core competencies and opportunistic business model position us well for continued growth. To execute our growth strategy, we intend to:

•

Emphasize Our Community Redevelopment Lending Program as a Catalyst for Expansion. Over the past 15 years, we have established a successful community redevelopment lending program. Our success is largely a result of our proprietary model for loan production and credit administration. Although our model requires additional overhead and fixed costs, our redevelopment lending portfolio has generated a weighted average gross yield of 14.15% on an average portfolio of $45.1 million for the three years ended December 31, 2005, with net charge-offs of 0.27%, 0.27% and 0.19% of average loans in this portfolio, respectively, for the years ended December 31, 2005, 2004 and 2003. We intend to use this program as a catalyst for full-service branch growth in new and existing markets. Our structured redevelopment lending training program further develops the skills of our experienced lenders, allowing them to expand our community redevelopment lending activities in existing and new markets. As a result, our model is readily exportable, providing significant opportunities for growth. Our services have historically been concentrated in the Atlanta metropolitan area, but we have recently expanded our redevelopment lending activities into Tampa, Florida, Chicago, Illinois, Charlotte, North Carolina and Birmingham, Alabama.

•	Identify and Expand Growth Opportunities in New and Existing Markets and Lines of Business. As we identify banks and bankers that fit our corporate culture and model, we may expand to other geographic areas and product lines. For example, we recently expanded our product lines to include small business financing and asset-based lending after retaining a group of experienced lenders in those areas. We anticipate similar expansions of our business to other types of lending. As we continue to execute on opportunities, we plan to identify and enter additional new markets with favorable conditions. We plan to open a loan production office in Philadelphia, Pennsylvania in November 2006 and are also considering other markets, including Dallas, Texas; Baltimore, Maryland; Washington, D.C.; Nashville and Memphis, Tennessee; Providence, Rhode Island and Boston, Massachusetts. We also believe that our penetration of the markets we currently serve, particularly in Chicago and Tampa, will provide significant opportunities for further growth of our bank.

•	Increase Retail Deposit Generation Capabilities. To date, we have expanded our franchise through the use of wholesale funding, including Federal Home Loan Bank borrowings and brokered CDs. We intend to develop a more significant retail deposit presence in the future. If we generate core deposits at lower rates than are available to us currently, we will reduce our funding costs, which should increase our net interest margin.

Lending Activities

We make loans primarily to small and medium-sized commercial businesses, professional corporations and their proprietors, and individual real estate investors. A small portion of our commercial loans are government-guaranteed loans to small businesses under the United States Small Business Administration (“SBA”) program. We also make consumer loans, but these loans also comprise a relatively small portion of our loan portfolio.

Our loan portfolio at June 30, 2006 was comprised as follows:

Type	Dollar Amount	Percentage of Portfolio
	(In thousands)
Real Estate – Construction	$150,403	35.6%
Commercial Real Estate	160,998	38.1
Residential Real Estate	21,456	5.1
Commercial and Industrial	86,982	20.6
Consumer	2,756	0.6

Total	$422,595	100.0%

In addition, we have entered into contractual obligations, through lines of credit and standby letters of credit, to extend approximately $57.1 million in credit as of June 30, 2006. We use the same credit policies in making these commitments as we do for our other loans. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Commitments and Contractual Obligations.”

Real Estate – Construction. Construction loans generally are secured by first liens on real estate and have floating interest rates. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, upon the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

Community redevelopment lending represented 63.8% of our construction loan portfolio and 22.7% of our total loan portfolio as of June 30, 2006. As of that date, we had $95.9 million in loans outstanding in our community redevelopment loan portfolio. We have engaged in community redevelopment lending since 1992, when we began lending in the inner-city of Atlanta, Georgia, predominately in low- to moderate-income neighborhoods. Opportunities to make community redevelopment loans have expanded in Atlanta and in our other markets as the gentrification of American cities has escalated. Gentrification is the process of higher-income households moving into low-income neighborhoods, which helps to increase the value of the area’s properties.

Generally, our customers are general contractors specializing in the acquisition of dilapidated, inner-city, scattered lot properties consisting primarily of one- to four-family residences. At the time they are acquired, these properties are often vacant, which further contributes to the blight of the neighborhood. Because of the poor condition of the property, the acquisition price is usually significantly lower than that of previously restored and occupied property. Once the property is restored to its original condition or further rehabilitated, the property is sold, refinanced or leased.

A general contractor, upon identifying a piece of property, typically executes a purchase agreement, prepares a list of proposed improvements and related costs and submits these documents, together with personal and business financial information, to one of our redevelopment loan officers. Each property is then personally inspected by an experienced loan officer who evaluates the potential success of the project. If the borrower meets the credit underwriting criteria under our proprietary model, we grant the loan and the project proceeds. We finance both the acquisition of and improvements to the property. Generally, the advance rate (the maximum amount we will lend on any project) approximates 70% of the after-repair value, with most projects being financed at a rate of 65% to 70% of the after-repair value.

The average life of a community redevelopment loan, which varies based on geographic location and other factors, is slightly more than eight months. Generally, the contractor completes the project within three to five months and sells or refinances it thereafter. The contractor may then apply to us for a new loan on a new project. Although we grant successful contractors additional credit to enable them to rehabilitate multiple properties at one time, no single contractor represented more than 1% of our outstanding portfolio of redevelopment loans at June 30, 2006.

Our redevelopment lending portfolio is characterized by a larger number of loans with relatively small balances. As of June 30, 2006, our redevelopment lending portfolio consisted of over 920 loans outstanding with an average balance of approximately $104,000. As of June 30, 2006, interest rates on these loans ranged from 5% to 16.0%, with an average interest rate of 12.43%. Although we require significant additional overhead to achieve safety and soundness in this portion of our portfolio, our significant experience, proprietary credit scoring model and ongoing credit administration have enabled us to achieve net charge-offs of 0.27%, 0.27% and 0.19% of average loans in this portfolio, respectively, for the years ended December 31, 2005, 2004 and 2003. See “— Our Growth Opportunities — Emphasize Our Community Redevelopment Lending Program as a Catalyst for Expansion.”

To our knowledge, few insured depository institutions provide a comparable product. Our competition consists principally of private lenders, individuals and companies experienced in this line of business. We believe the lower cost of funds available to us as a bank, which enables us to lend at lower interest rates than our non-bank competitors, provides us with a competitive advantage that has enabled us to experience significant growth in this area.

We currently engage in community redevelopment lending in Atlanta, Georgia; Chicago, Illinois; Tampa, Florida; Birmingham, Alabama and Charlotte, North Carolina, and plan to enter the Philadelphia, Pennsylvania market in November 2006. We are evaluating other cities for redevelopment and other lending opportunities, including Dallas, Texas; Baltimore, Maryland; Washington, D.C.; Nashville and Memphis, Tennessee; Providence, Rhode Island and Boston, Massachusetts and anticipate expanding into one or more of these cities in the future.

Commercial Real Estate. We make both non-owner occupied and owner occupied commercial mortgage loans to finance the purchase of real property. Non-owner occupied commercial mortgage lending typically involves higher loan principal amounts, and the repayment of loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. As a general practice, we require our non-owner occupied commercial mortgage loans to be collateralized by well-managed income-producing property with adequate margins and to be guaranteed by responsible parties. We look for opportunities where cash flows from the collateral provide adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project we are financing.

Owner occupied commercial mortgages are typically extended to commercial enterprises to finance their operating facilities. The primary source of repayment is the operating income of the business enterprise. As such, payment depends on the owner’s successful operation of the business. Our commercial mortgage loans are generally collateralized by first liens on real estate, have fixed or floating interest rates and generally amortize over a 10 to 25-year period with balloon payments due at the end of three to five years. Because payment on commercial mortgage loans often depends on the successful operation or management of the property, repayment may be subject to adverse conditions in the real estate market.

In underwriting commercial mortgage loans, we seek to minimize our risks in a variety of ways, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports and a review of the financial condition of the borrower. We attempt to limit our risk by analyzing our borrowers’ cash flow and collateral value on an ongoing basis.

Residential Real Estate. This portion of our portfolio consists of home equity lines of credit and residential mortgage loans that we originate and hold. These loans are generally made on the basis of the borrower’s ability to repay the loan from his or her employment and other income and are secured by residential real estate, the value of which is reasonably ascertainable. While there is a risk that the value of the real estate securing these loans could decrease during an economic recession, we believe that a recession is not likely to affect the value of residential real estate as significantly as it could affect the value of commercial real estate.

Commercial and Industrial. The commercial and industrial portion of our portfolio consists of commercial loans to business ventures, credit lines for working capital and short-term seasonal or inventory financing and letters of credit. Commercial borrowers typically secure their loans with assets of their businesses, personal guaranties of their principals and occasionally mortgages on the principals’ personal residences. Our commercial loans are primarily made within our market areas and are underwritten on the basis of the commercial borrower’s ability to service the debt from income. The risk in commercial loans is generally due to the type of assets collateralizing these loans. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees. Commercial loans generally will be serviced from the operations of the business, and those operations may not be successful.

Consumer. We make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. Consumer loans entail greater risk than other loans, particularly in the case of consumer loans that are unsecured or secured by depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by job loss, divorce, illness or personal hardships.

We also provide the following specialized lending services to our customers in our market areas:

Warehouse Lending. These loans are classified as “loans held for sale” and consist of commitments to residential mortgage lenders to temporarily fund residential mortgages that they have originated pending purchase of the mortgages by secondary market mortgage investors. These commitments are funded on an individual mortgage loan basis and are structured as a 100% participation in the underlying mortgage. The loans are secured by an assignment of the underlying mortgage obligation and related collateral. The commitments also carry a corporate guarantee by the originating mortgage lender and personal guarantees by the principals of the mortgage lender.

Small Business Lease Finance. This portion of our portfolio, which constitutes a small portion of our commercial and industrial portfolio, consists primarily of loans to finance operating equipment and machinery principally for commercial manufacturers, transportation companies and commercial contractors. The loans are secured by the equipment financed and in most cases are guaranteed personally by the principals of the borrower. These loans are typically structured with amortizations of three to seven years with a fixed rate of interest. A minimal portion of this portfolio consists of financing commitments structured as true operating or capital leases.

Lending Policies. Our board of directors has established and periodically reviews our bank’s lending policies and procedures. We have established common documentation and standards for our market areas. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. National banking regulations provide that no loan relationship may exceed 15% of a bank’s Tier 1 capital. At June 30, 2006, the bank’s legal lending limit was approximately $7.5 million. Any loan over $3.0 million or any loan to a borrower or group of borrowers with total commitments exceeding $3.0 million is evaluated by our loan committee, which is authorized to approve loans in amounts up to our legal lending limit. We occasionally sell participation interests in loans to other lenders, primarily when a loan exceeds our legal lending limit.

Credit Administration and Loan Review. We consider credit administration to be of primary importance. We emphasize early and frequent communication with our borrowers, with follow-up on late payments generally commencing when a loan is five days past due and foreclosure proceedings typically beginning when it is 30 days past due. We also tailor our credit approval and administration processes to each borrower’s risk profile and to the specific type of loan. Each of our loan officers is responsible for each loan he or she originates, and this responsibility continues until the loan is repaid or assigned officially to another officer. Our loan officers monitor our past due and overdraft lists on a daily basis, review upcoming maturities on a weekly to monthly basis and prepare status reports on adversely rated loans on a quarterly basis. They also review the periodic financial statements of commercial borrowers in order to analyze financial trends and potential credit quality issues. In addition to these initial underwriting and loan servicing procedures, we employ a full-time loan review officer and retain an independent third party to review our loans on an annual basis.

Concentrations. Our loan portfolio has a concentration of loans in real estate related loans and includes significant credit exposure to the commercial real estate industry. As of June 30, 2006, real estate related loans comprised 78.8% of our portfolio. Substantially all of these loans are secured by first liens with an initial loan to value ratio generally ranging from 70% to 85%. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Loans — Concentrations” for additional information.

Allowance for Loan Losses. There are certain risks in making all loans. A principal economic risk in making loans is the creditworthiness of the borrower. Other risks in making loans include the period of time over which loans may be repaid, changes in economic and industry conditions, circumstances unique to individual borrowers and uncertainties about the future value of any collateral. We maintain an allowance for loan losses based on, among other things, an evaluation of economic conditions and other lending risks and our regular reviews of delinquencies and loan portfolio quality. Our allowance for loan losses was $5.5 million at June 30, 2006, representing 1.32% of gross loans. The determination of the allowance is subjective and is based on management’s judgment regarding factors affecting loan quality, assumptions about the economy and other factors. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Allowance for Loan Losses.”

Deposit Services

Historically, we have not been a retail-focused financial institution. We have instead focused on growing our assets, funded through commercial means such as brokered deposits. While we are currently developing our retail deposit operations in our existing market areas, featuring checking and savings accounts, direct deposit accounts and certificates of deposit, we are still funded principally by wholesale deposits. We do not expect to increase our retail generated deposits materially in 2006. Approximately 46.2% of our deposits at June 30, 2006 were obtained through the efforts of third party brokers. We tailor our transaction accounts and time certificates to pay rates that are competitive with those offered in the area. All deposits are insured by the FDIC up to the maximum amount of $100,000 per deposit account.

Competition

We conduct business principally through branches in our market areas, which include Atlanta and Dalton, Georgia; Fayetteville, High Point, and Parkton, North Carolina; Tampa, Florida; and Chicago, Illinois. In each of our market areas, we compete generally with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete with offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. While our rates are not significantly lower, and in some cases are higher, than those of our competitors, we believe our entrepreneurial focus, unique culture and employee diversity provide us with a competitive advantage in attracting customers.

Our principal competitors with respect to our community redevelopment lending program are private non-bank lenders. We believe we compete in this area based principally on our ability to offer interest rates that are lower than those of our competitors, as a result of the lower cost of funds available to us at the bank. We also compete effectively based on our significant experience in community redevelopment lending and the breadth and depth of services we provide to our customers.

Many of our competitors have offices in our market areas. These institutions, as well as other competitors, have greater resources, broader geographic markets and higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on the factors described above.

Employees

On June 30, 2006, we had 156 full-time equivalent employees. We expect that our staff will increase as a result of our continued growth. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Properties

The following table provides information about our properties:

Location	Owned/ Leased	Lease Expiration	Square Footage
Birmingham, Alabama
2 North 20th Street, Suite 900	Lease	8/3/2009	1,944

Tampa, Florida
4010 Boy Scout Boulevard, Suite 155	Lease	11/30/2009	1,798

Atlanta, Georgia
5 Concourse Parkway, Suite 100	Lease	12/31/2011	3,006
6 Concourse Parkway, Suite 2300	Lease	12/31/2011	45,043
Commercial Lot Barfield & Mt. Vernon	Own		1.0 Acres

Dalton, Georgia
111 N. Pentz Street	Lease	3/31/2008	5,500
2217 Chattanooga Road	Lease	3/31/2007	1,500

Oak Park, Illinois
137 North Oak Park Avenue, Suite 310	Lease	12/31/2007	1,353

Charlotte, North Carolina
6101 Carnegie Boulevard, Suite 103	Lease	2/28/2009	2,075

Fayetteville, North Carolina
320 Green Street	Own		17,898
929 S. McPherson Church Road	Own		2,076
Commercial Lot Ramsey Street(1)	Own		1.0 Acre

HighPoint, North Carolina
200 Greensboro Road	Own		3,000

Parkton, North Carolina
88 North Fayetteville Street	Lease	12/31/2008	1,100

(1)	In May 2006, the board authorized management to begin the construction of a new branch at this location. We anticipate the construction costs will be approximately $1.0 million. We have obtained the required regulatory approval from the Office of the Comptroller of the Currency and anticipate construction will be complete in the fourth quarter of 2006.

Legal Proceedings

Georgia Community Bank. We were named as a defendant in litigation involving Georgia Community Bank, which we acquired in 2005. While the plaintiffs have dismissed us from the litigation, it is possible that they will reassert their claims against either Omni National Bank or us in the future or that other claims will be asserted against us in connection with the litigation.

On October 24, 2005, two shareholders of Georgia Community Bancshares, Inc., the former parent of Georgia Community Bank, filed a proposed class action against, among others, Georgia Community Bancshares, Georgia Community Bank and ourselves for fraud under the Georgia Securities Act of 1973, as amended and the Georgia Racketeer Influenced and Corrupt Organizations Act, common law fraud, negligence and breach of fiduciary duty. The action is entitled Gage, et al. v. Georgia Community Bank, Inc., et al., Civil Action No. 2005CV107863, Superior Court of Fulton County, State of Georgia. The complaint alleged that, prior to our acquisition of Georgia Community Bank, defendants committed fraud in the sale of Georgia Community

Bancshares stock. It also alleged that prior to the acquisition, Georgia Community Bank made and acquired loans, including loans to insiders, that were of poor quality and resulted in loss. The complaint further alleged that in the acquisition we assumed the liability of Georgia Community Bank for these claims. The complaint sought compensatory damages, punitive damages, treble damages under RICO and attorneys’ fees. In addition, a number of the other defendants have asserted that we have an obligation under the Georgia Business Corporation Code to indemnify those defendants and advance their costs of defense incurred in the action. There is also a possibility of claims for contribution by other named defendants in the future.

The complaint alleged, incorrectly, that we merged with Georgia Community Bank and assumed all of its liabilities, including liability for the claims alleged in the complaint. In fact, we purchased all of Georgia Community Bank’s stock from Georgia Community Bancshares, caused Georgia Community Bank to be converted into a national bank and merged it into our subsidiary bank, Omni National Bank. We do not believe there is a good faith basis for contending that we assumed Georgia Community Bank’s liabilities.

After the action was filed, we were not initially served with process. In discussions with plaintiffs’ counsel, we asserted that neither we nor Omni National Bank has any liability for the claims alleged in the complaint, that Omni National Bank owns any claims against Georgia Community Bank’s officers and directors for any breach of their fiduciary duties to Georgia Community Bank and that we will assert ownership of those claims, if the plaintiffs proceed with the litigation against us.

Our counsel accepted service of the complaint on our behalf on April 3, 2006. On April 18, 2006, our counsel served the plaintiffs and their counsel with written notice of our intent to file claims for abusive litigation pursuant to O.C.G.A. § 51-7-80 et seq. and for frivolous litigation pursuant to O.C.G.A. § 9-15-14 against the plaintiffs, their counsel and each counsel’s firm if they failed to withdraw, abandon, discontinue or dismiss the complaint against us within 30 days of our notice. Subsequently, on May 3, 2006, plaintiffs voluntarily dismissed the action and all claims therein as to us without prejudice. The action is still pending against the remaining defendants.

Plaintiffs may still attempt to reassert claims against us or against Omni National Bank. We strongly dispute that either we or Omni National Bank has any liability for the claims asserted in the complaint or for any obligation to indemnify or pay contribution to any of the other defendants. We intend to vigorously defend against these claims, if they are pursued.

Our subsidiary bank through its merger with Georgia Community Bank, which was a federally-chartered savings bank, may have assumed obligations under 12 C.F.R. § 545.121 to indemnify those defendants who were officers and directors of Georgia Community Bank for their costs of defense if they prevail on the merits as to the claims against them in that capacity. However, if they do not prevail on the merits, any indemnification for judgments, settlements or defense costs would require affirmative action by the board of directors of Omni National Bank and would require a finding by the board that those former Georgia Community Bank officers and directors were acting for a purpose that they could have reasonably believed was in the best interest of Georgia Community Bank or its shareholders. Based on our knowledge of the allegations of the complaint, and Georgia Community Bank’s history, its financial circumstances at the time of our acquisition, and their causes, there does not appear to be a substantial likelihood that the board of Omni National Bank would be able to reach such a finding.

Georgia Community Bancshares maintained director and officer liability insurance with Federal Insurance Company, with aggregate policy limits of $1,000,000. Omni National Bank may have succeeded to Georgia Community Bank’s rights under the policy and may be entitled to coverage either in its own right or if it were required to indemnify former Georgia Community Bank officers and directors for the defense costs they incur in the action. Since the coverage limits are low, it is possible that the policy will be depleted and there may not be any coverage remaining under the policy to reimburse Omni National Bank for any defense costs it incurs or indemnification payments it makes. If the director and officer defendants reach a settlement with the plaintiffs, it is likely that the insurance company and the officers and directors will ask us to participate. We will consider cooperating in the settlement, but do not intend to contribute to it financially.

Fraud Loss. In December 2005, we identified a $1.0 million loss in our warehouse lending program as a result of a defalcation. In late 2005, we wired $1.0 million to a closing agent identified by one of our loan participation partners for the purchase of three loans, with such funds to be held in escrow pending closing of the acquisition. To date, we have not received the related loan documents nor have we recovered the funds. The closing agent has refused to provide us with any useful information regarding the status of these funds. We believe that our loan participation partner may have fraudulently obtained the loans and that the closing agent may have participated in that fraud and/or fraudulently disbursed the funds without proper authority. In connection with this fraud, we took a charge of $1.0 million against earnings in 2005. We are pursuing multiple actions to recover our funds, and an FBI criminal investigation is currently underway. While we may ultimately recover a portion of these funds, we may not be able to do so.

Other. We are involved in no other material legal proceedings, other than ordinary routine litigation incidental to our business. Our management does not believe that such legal proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations, cash flows or financial condition.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of August 31, 2006, the number of shares of our common stock beneficially owned by (1) each of our directors; (2) each of our executive officers named in the summary compensation table set forth in “Management”; (3) each beneficial owner of more than 5% of our outstanding common stock; and (4) all of our executive officers and directors as a group. The address for each of our directors, executive officers and other 5% shareholders is in care of Omni Financial Services, Inc., Six Concourse Parkway, Suite 2300, Atlanta, Georgia 30328. Unless otherwise indicated under “Amount and Nature of Beneficial Ownership,” each person is the record owner of and has sole voting and investment power with respect to his or her shares.

	Before Offering			After Offering
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Shares Beneficially Owned(2)	Amount and Nature of Beneficial Ownership(1)		Percent of Shares Beneficially Owned(3)
Directors:
Eliot M. Arnovitz	372,370	(4)	5.0%	372,370	(4)	3.4%
Irwin M. Berman	317,391	(4)	4.2%	357,391	(4)	3.3%
L. Lynnette Fuller-Andrews	11,729	(4)	*	11,729	(4)	*
Peter Goodstein	39,765	(4)	*	39,765	(4)	*
Barbara Babbit Kaufman	76,972	(4)	1.0%	76,972	(4)	*
Stephen M. Klein	3,305,000		44.2%	3,340,000	(4)	30.8%
Jeffrey L. Levine	1,256,187		16.8%	1,281,187	(4)	11.8%
Ulysses Taylor	25,944	(4)	*	25,944	(4)	*

Named Executive Officers (Non-Directors):
Charles M. Barnwell	228,444	(4)	3.1%	252,194	(4)	2.3%
Michael J. McCarthy	14,000	(4)	*	26,500	(4)	*

All Current Directors and Executive Officers as a Group (11 persons)	5,685,552	(4)	75.3%	5,830,552	(4)	52.8%
Other 5% Shareholders:
Chaz Y. Lazarian, Senior Vice President	664,000	(4)	8.9%	676,500	(4)	6.2%

*	Represents less than one percent of the outstanding shares
(1)	Information relating to beneficial ownership of common stock by directors is based upon information furnished by each person and upon “beneficial ownership” concepts set forth in rules under the Securities Exchange Act of 1934. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. More than one person may be deemed to be the beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial ownership. Accordingly, nominees are named as beneficial owners of shares as to which they may disclaim any beneficial interest.

(2)	Based on 7,476,366 shares outstanding as of August 31, 2006 and assumes the exercise by the indicated shareholder or group of all options to purchase our common stock held by such shareholder or group that are exercisable on or before October 30, 2006.

(3)	The percentage of our common stock beneficially owned was calculated based on 7,476,366 shares of common stock issued and outstanding as of August 31, 2006 and assumes the issuance of 3,350,000 shares of common stock in connection with this offering, the exercise by the indicated shareholder or group of all options to purchase our common stock held by such shareholder or group and no purchases of additional common stock in this offering by the indicated person or group. Although we understand that certain of these shareholders intend to purchase shares in the offering, the specific purchasers and numbers of shares to be purchased have not yet been determined.

(4)	Includes the following shares subject to options received under our stock option plan. Prior to the offering, the shares reflected are subject to options exercisable on or before October 30, 2006. After the offering, the shares reflected are subject to all of the options held by the indicated person, as all outstanding options will vest in accordance with their terms upon the closing of this offering.

Name	Prior to Offering	After the Offering
Mr. Arnovitz	14,500	14,500
Mr. Berman	21,000	61,000
Ms. Fuller-Andrews	7,000	7,000
Mr. Goodstein	9,500	9,500
Ms. Babbit Kaufman	750	750
Mr. Klein	0	35,000
Mr. Levine	0	25,000
Mr. Taylor	4,500	4,500
Mr. Barnwell	14,000	37,750
Mr. McCarthy	0	12,500
All Current Directors and Executive Officers as a Group	71,250	216,250
Mr. Lazarian	14,000	26,500

MANAGEMENT

Directors

The following table sets forth certain information about our directors as of the date of this prospectus. Each director is also a director of Omni National Bank.

Name	Age	Year First Elected	Year Term Expires	Position
Eliot M. Arnovitz	58	2000	2007	Director
Irwin M. Berman	46	2000	2007	President, Chief Operating Officer and Director
L. Lynnette Fuller-Andrews	38	2003	2007	Director
Peter Goodstein	62	2000	2007	Director
Barbara Babbit Kaufman	51	2003	2007	Director
Stephen M. Klein	52	1992	2007	Chief Executive Officer and Chairman of the Board
Jeffrey L. Levine	65	1992	2007	Executive Vice President, Community Redevelopment Lending and Director
Ulysses Taylor	47	2003	2007	Director

Eliot M. Arnovitz has been a director of Omni since 2000, when Omni acquired United National Bank, and is currently the chair of the bank’s loan committee and a member of its executive committee and personnel, nominating, compensation and governance committee. He has been the president of M&P Shopping Centers, a real estate management company, since 1981. He is active in many civic organizations including the Jewish Federation of Greater Atlanta, the Greenfield Hebrew Academy, the American Cancer Society, the Georgia Center for Children and the American Jewish Joint Distribution Committee. Mr. Arnovitz earned his B.A. in Sociology from Tulane University.

Irwin M. Berman has served as Omni’s president and chief operating officer since 2005 and as a director since 2000. Mr. Berman served as Omni’s executive vice president from 2000 to 2005 and as its chief credit officer from 2000 to 2003. Mr. Berman is a member of the asset and liability management committee and the loan committee. He also served on the board and is past chairman of the Atlanta Chapter of Robert Morris Associates. Mr. Berman received his B.S. in Commerce and Business Administration from the University of Alabama.

L. Lynnette Fuller-Andrews has served on Omni’s board of directors since 2003 and on the bank’s board since Omni’s acquisition of United National Bank in 2000. She is the former chairperson of United National Bank and currently serves on the personnel, nominating, compensation and governance committee, the audit committee and the executive committee. Ms. Fuller-Andrews has been corporate counsel at Sara Lee Corporation, a consumer products manufacturer, since 2001. Prior to joining Sara Lee Corporation, she was an associate professor of public law and government at the University of North Carolina’s Institute of Government. Ms. Fuller-Andrews is active in many civic and professional organizations including Legal Services of North Carolina, Inc., where she is a director, the Women’s Forum of North Carolina, Inc., and the North Carolina Association of Black Lawyers. Ms. Fuller-Andrews earned her J.D. and B.A. in Economics and Industrial Relations from the University of North Carolina at Chapel Hill.

Peter Goodstein has been a director of Omni since 2000 and is a member of the executive committee, the personnel, nominating, compensation and governance committee and the loan committee. Since 1970, Mr. Goodstein has been a practicing attorney in Flint, Michigan, where he represents governmental bodies. He also serves on the board of directors of Laro Coal & Iron Co., a family-owned holding company. In addition to his legal background, Mr. Goodstein has international experience in the trading of various commodities.

Barbara Babbit Kaufman has been a director of Omni since 2003 and serves on the audit committee and on the personnel, nominating, compensation and governance committee. She is currently CEO of BBK Enterprises, a consulting firm with a focus on motivational speaking. From 1990 to 2002, Ms. Kaufman was CEO and co-founder of Chapter 11* The Discount Bookstore, a retail chain of discount bookstores in Georgia. Ms. Kaufman also serves on the boards of directors of The Metropolitan Atlanta Rapid Transit Authority, also known as MARTA, the Carter Center and Georgia State University. Ms. Kaufman received her B.B.A. in Accounting from Georgia State University.

Stephen M. Klein has served as chairman of the board of directors and CEO of Omni since co-founding the company in 1992. He currently serves on the loan committee and the asset and liability management committee. Before he co-founded Omni, Mr. Klein was chairman and CEO of Diversified Insurance and managing partner of MKM Investment Company, a diversified real estate company. Mr. Klein is also involved in many professional and civic organizations and is a member of the board of the Jewish Federation of Greater Atlanta and the Chairman of the Southeastern Chapter of Israel Bonds. Mr. Klein attended Northwood University and received his J.D. from John Marshall Law School.

Jeffrey L. Levine has served on the board of directors and as executive vice president of Omni and president of Omni Community Development Corporation since co-founding Omni in 1992. Mr. Levine is active in many professional and civic organizations, including AID Atlanta. Before he co-founded Omni, Mr. Levine was an attorney and maintained a real estate and development practice in Georgia. Mr. Levine received his J.D. from the Woodrow Wilson College of Law and attended the University of Pittsburgh.

Ulysses Taylor has served on Omni’s board of directors since 2003 and on the bank’s board since Omni’s acquisition of United National Bank in 2000. He is the chairman of the audit committee and is a member of the executive committee, the personnel, nomination, compensation and governance committee and the loan committee. Mr. Taylor has been the chair of the accounting department at Fayetteville State University since 2001. He is also an associate professor of business law, tax and accounting. Mr. Taylor received his J.D. from North Carolina Central University School of Law, his M.B.A. from East Carolina University and his B.S. in accounting from Fayetteville State University.

Committees of the Board of Directors

Audit Committee. Our board of directors has an audit committee consisting of Ulysses Taylor, who serves as Chairman, L. Lynnette Fuller-Andrews, Barbara Babbit Kaufman and Constance Perrine, ex-officio. The audit committee’s functions include (1) engaging, overseeing, retaining and compensating the independent auditors in determining the scope of their services; (2) monitoring the independence and qualifications of the independent auditors; (3) pre-approving all audit and allowable non-audit services to be provided by the independent auditors; (4) determining that we have adequate administrative, operating and internal accounting controls and that we are operating in accordance with prescribed procedures; and (5) supervising the company’s compliance with laws, regulations and codes of conduct.

The board of directors has determined that each audit committee member is independent in accordance with Nasdaq Global Market and SEC regulations. None of the members of the audit committee has participated in the preparation of the financial statements of Omni or any current subsidiary of Omni at any time during the past three years. The board has also determined that Ulysses Taylor meets the criteria specified under applicable SEC regulations for an “audit committee financial expert” and that all of the committee members are financially sophisticated in accordance with Nasdaq Global Market standards.

Personnel, Nominating, Compensation and Governance Committee. The personnel, nominating, compensation and governance committee consists of L. Lynnette Fuller-Andrews (chairperson), Eliot Arnovitz, Peter Goodstein, Ulysses Taylor and Barbara Babbit Kaufman. Each of the members of this committee is independent under Nasdaq Global Market listing standards. In addition to nominating directors and addressing governance issues, this committee also examines and approves the individual elements of the total compensation for the chief executive officer and senior officers of Omni. This committee assists the board by evaluating management’s recommendation of individuals qualified to become board members and identifies qualified candidates to recommend to the board of directors as director nominees for the forthcoming annual meeting of shareholders.

Director Compensation

Each non-employee director receives Omni common stock valued at $10,000 as an annual retainer to serve as a director of both Omni Financial Services, Inc. and Omni National Bank. He or she also receives cash payments of $1,000 per board meeting attended and $250 per day of attendance at committee meetings that are not held in conjunction with Omni’s regular quarterly board meetings. The stock issued as a retainer is valued by the board at its meeting in conjunction with the annual meeting of shareholders. In addition, upon his or her annual election to the board, each non-employee director receives an option to purchase 2,000 shares of common stock at an exercise price representing the fair market value of the stock on the date of election. Finally, each director received a gift valued at $3,400 in 2005.

Mr. Taylor, who is the chairman of the audit committee, receives an additional $5,000 per year for his services. Ms. Kaufman, who was the chairperson of the personnel, nominating, compensation and governance committee in 2005, received an additional $3,500 per year for her services in that capacity during that year, while Ms. Fuller-Andrews will receive that amount for her services in that capacity in 2006. The chairperson of the bank’s loan committee receives $3,500 per year in compensation for such services.

The following table sets forth the cash and equity received by our non-employee directors in 2005.

Name	Cash Fees	Shares of Stock	Director Gift
Mr. Arnovitz	$12,975	1,223	$3,400
Ms. Fuller-Andrews	$4,850	1,223	$3,400
Mr. Goodstein	$10,650	1,223	$3,400
Ms. Kaufman	$7,725	1,223	$3,400
Mr. Taylor	$17,600	1,223	$3,400

Executive Officers

The following table sets forth certain information about our executive officers as of the date of this prospectus.

Name	Age	Position
Stephen M. Klein(1)	52	Chairman of the Board and Chief Executive Officer
Charles M. Barnwell	48	Executive Vice President and Chief Lending Officer
Irwin Berman(1)	46	President and Chief Operating Officer
Eugene F. Lawson III	56	Executive Vice President and Chief Credit Officer
Jeffrey L. Levine(1)	65	Executive Vice President and Chief Redevelopment Lending Officer
Constance Perrine	44	Executive Vice President and Chief Financial Officer

(1)	See “Management-Directors” for biographical information.

Charles M. Barnwell has served as our executive vice president and chief lending officer since 2002 and as senior vice president of lending from 2000 to 2002. Mr. Barnwell received his B.B.A. in Finance from the University of Georgia.

Eugene F. Lawson III has served as our executive vice president and chief credit officer since 2003. Mr. Lawson served as vice president and credit officer at Wachovia Bank from 1987 to 2003. He received his B.S. in Management from the Georgia Institute of Technology.

Constance Perrine has served as our executive vice president and chief financial officer since May 2006 and previously served as our executive vice president and chief accounting officer from March 2006 to May 2006. From 1994 to March 2006, Ms. Perrine was the controller at UPS Capital, where she held accounting and finance roles. She received her B.S. in Accounting from the University of Connecticut.

Executive Compensation

The following table sets forth the compensation we paid during the year ended December 31, 2005 to Omni’s Chief Executive Officer and each of the other executive officers of Omni who earned more than $100,000 in combined salary and bonus during the year ended December 31, 2005.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
							Awards		Payouts
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)		Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts	All Other Compensation
Stephen M. Klein	2005	$300,000	$153,400	(2)	$41,651	(3)	$0	35,000	$0	$21,229	(4)
Chief Executive Officer
Irwin M. Berman	2005	$184,665	$90,400	(2)	—		$0	22,500	$0	$15,348	(4)
President and Chief Operating Officer
Jeffrey L. Levine	2005	$275,000	$78,400	(5)	—		$0	25,000	$0	$19,037	(4)
Executive Vice President
Charles M. Barnwell	2005	$156,104	$50,000		—		$0	12,500	$0	$13,555
Executive Vice President
Michael J. McCarthy	2005	$144,665	$50,000		—		$0	5,000	$0	$12,931	(4)
Chief Financial Officer (2001 – May 2006)

(1)	Except in the case of Mr. Klein as described in note (3) below, we have omitted information on “perks” and other personal benefits because the aggregate value of these items does not meet the minimum amount required for disclosure under Securities and Exchange Commission regulations.
(2)	Includes a gift to directors valued at $3,400.
(3)	Includes perks consisting of $17,224 for reimbursement of club dues, $3,227 for personal use of a company vehicle and $21,200 for the incremental value of his personal use of our corporate aircraft.
(4)	Includes the following amounts for the following individuals:

	401(k) Company Match	Medicare, Disability And Group Term Life Insurance
Mr. Klein	$8,625	$12,604
Mr. Berman	5,540	9,808
Mr. Levine	7,906	11,131
Mr. Barnwell	4,683	8,872
Mr. McCarthy	4,134	8,797
(5)	Includes a gift to directors valued at $3,400 and $75,000 of compensation in connection with entering into a non-solicitation, non-competition, non-disclosure, and confidentiality agreement, which is described below.

Equity Compensation Plan Information

Our only equity compensation plan is our 2001 Stock Incentive Plan. The plan allows us to grant equity-based compensation to our directors, employees, consultants, advisors and independent contractors as a means of more closely aligning their interests with those of our company. We have reserved 935,000 shares of common stock for issuance (subject to adjustment as provided in the plan) pursuant to awards made under the plan. The personnel, nominating, governance and compensation committee of our board of directors determines the recipients, types and terms of all awards under the plan. Awards authorized under the plan consist of incentive and non-qualified stock options, stock appreciation rights, bonus stock, restricted stock awards, performance shares and performance units. During any given 12-month period, no participant may be granted awards for more than 125,000 shares of common stock or awards payable in cash having an aggregate dollar value in excess of $300,000 (subject to adjustment as provided in the plan).

To date, we have only granted stock options under the plan. The options typically vest over a three- to five-year period, although vesting may be accelerated under certain conditions as described in the plan. For example, all outstanding unexercisable options will vest upon the closing of an underwritten public offering of our common stock. As of June 30, 2006, we had 270,228 unexercisable options outstanding under the plan.

As of June 30, 2006, 407,353 options to purchase common stock were outstanding, representing approximately 5.5% of the number of issued and outstanding shares of common stock as of that date. We intend to maintain a ratio of outstanding options (or other incentives providing for the issuance of common stock) to outstanding common stock of approximately 7% for the foreseeable future.

The following table provides additional information as of December 31, 2005 regarding our 2001 Stock Incentive Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	416,853	$5.40	8,147
Equity compensation plans not approved by security holders	—	—	—

Total	416,853	$5.40	8,147

We also plan to award stock bonuses to some of our employees upon completion of this offering. Although we have not yet identified the recipients of these bonuses or established the number of shares to be awarded, either individually or in the aggregate, we do not plan to issue more than a total of 10,000 shares of common stock under this program. The personnel, nominating and governance committee will determine the number of shares to be issued, establish criteria for the awards and identify recipients based upon those criteria and upon recommendations from management.

Stock Option Grants and Related Information

The following table sets forth information with respect to the executive officers listed in the summary compensation table set forth above concerning options granted in 2005. All of the indicated options vest in full on the five-year anniversary of the date of grant; however, upon completion of an underwritten public offering of our common stock, all of the indicated options will vest in full. We have not granted any stock appreciation rights to date.

Option Grants in Last Fiscal Year

Individual Grants					Potential Realizable
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
					5%	10%
Stephen M. Klein	35,000	16.0	$7.38	12/31/14	$162,443	$411,664
Irwin M. Berman	22,500	10.3	6.70	12/31/14	94,806	240,257
Jeffrey L. Levine	25,000	11.4	7.38	12/31/14	116,031	294,045
Charles M. Barnwell	12,500	5.7	6.70	12/31/14	52,670	133,476
Michael J. McCarthy	5,000	2.3	6.70	12/31/14	21,068	53,390

Option Exercises and Holdings

The following table sets forth information with respect to the executive officers listed in the summary compensation table set forth above concerning options exercised and unexercised options held as of the end of 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year

and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at 2005 Year End(1) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 2005 Year End(1)(2) Exercisable/Unexercisable
Stephen M. Klein	0	$0	0/35,000	$0/74,200
Irwin M. Berman	0	0	21,000/40,000	128,100/146,150
Jeffrey L. Levine	0	0	0/25,000	0/53,000
Charles M. Barnwell	0	0	14,000/23,750	85,400/87,500
Michael J. McCarthy	0	0	14,000/12,500	85,400/49,000

(1)	Under the 2001 Stock Incentive Plan, all stock options granted will vest in full upon completion of an underwritten public offering of our common stock.
(2)	Calculated based on the positive spread between the exercise price of the applicable option and the initial public offering price of $9.50 per share.

Executive Agreement with Jeffrey L. Levine

Effective February 16, 2005, we entered into a non-solicitation, non-competition, non-disclosure and confidentiality agreement with Jeffrey Levine. The agreement provides that during his employment and for one year immediately following the cessation of his employment, Mr. Levine will not solicit any of our customers or employees with whom he had material contact (as defined in the agreement) during his employment. Additionally, during his employment and for two years immediately following the cessation of his employment,

Mr. Levine has agreed not to engage in any business in which he provides services that are the same or substantially similar to those he performs for us and not to disclose any of our trade secrets or confidential information without our prior consent. In consideration of the foregoing agreements, we made a lump-sum payment of $75,000 to Mr. Levine in 2005.

Compensation Committee Interlocks and Insider Participation

Our personnel, nominating, compensation and governance committee consists of Peter Goodstein, Eliot Arnovitz, Ulysses Taylor, Barbara Babbit Kaufman and L. Lynnette Fuller-Andrews, who serves as chairperson. No member of this committee has served as an executive officer of Omni, and no executive officer of Omni has served as a director or member of the compensation committee of any other entity of which a member of our personnel, nominating, compensation and governance committee has served as an executive officer.

Related Party Transactions

Our directors, executive officers, principal shareholders and their affiliates have been customers of Omni National Bank from time to time in the ordinary course of business, and additional transactions may take place in the future. It is the policy of Omni National Bank not to grant credit to any executive officer or director. Consequently, no loans to such individuals have been outstanding since 2000.

SUPERVISION AND REGULATION

Both Omni Financial Services and Omni National Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

Omni Financial Services

Because we own all of the capital stock of Omni National Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the Bank Holding Company Act). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve. As a bank holding company located in Georgia, the Georgia Department of Banking and Finance also regulates and monitors all significant aspects of our operations.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if we are adequately capitalized and adequately managed, we may purchase a bank located outside of Georgia. However, the laws of the other state may impose restrictions on the acquisition of a bank that has only been in existence for a limited amount of time or that would result in specified concentrations of deposits. For example, Georgia law prohibits a bank holding company from acquiring control of a bank until the target bank has been incorporated for three years. Because the bank has been chartered for more than three years, this restriction would not limit our ability to sell.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Following the completion of this offering, our common stock will be registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act, to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act, revised and expanded the provisions of the Bank Holding Company Act by permitting a bank holding company to qualify and elect to become a financial holding company. A financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Under the regulations implementing the Gramm-Leach-Bliley Act, the following activities are considered financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•	providing financial, investment or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

To qualify to become a financial holding company, the bank and any other depository institution subsidiary of Omni is required to be well capitalized and well managed and have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we would be required to file an election with the Federal Reserve to become a financial holding company and provide the Federal Reserve with 30 days’ written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of Subsidiary Institution. Under Federal Reserve policy, we are expected to act as a source of financial strength for Omni National Bank and to commit resources to support Omni National Bank. This support may be required at times when, without this Federal Reserve policy, we might not be inclined to provide it. In addition, any capital loans made by us to Omni National Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of Omni National Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Omni National Bank

Because Omni National Bank is chartered as a national bank, it is primarily subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. The OCC regularly examines the bank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Because the bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations. The bank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching. National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which their main office is located. Under Georgia law, the bank may open branch offices throughout Georgia with the prior approval of the OCC. In addition, with prior regulatory approval, the bank may acquire branches of existing banks located in Georgia. Omni National Bank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the target states’ laws. Georgia law, with limited exceptions, currently permits branching across state lines through interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, Georgia has not opted-in to this provision. Therefore, interstate merger is the only method through which a bank located outside of Georgia may branch into Georgia. This provides a limited barrier of entry into the Georgia banking market, which protects us from an important segment of potential competition. However, because Georgia has elected not to opt-in, our ability to establish a new start-up branch in another state is limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in. Consequently, until Georgia changes its election, the only way we will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) into which all institutions are placed. The federal banking agencies have specified by regulation the relevant capital level for each category. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal regulator. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.26 cents per $100 of deposits for the third quarter of 2006.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. For example, under the Service members Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation of a borrower who is on active duty with the United States military.

The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The bank’s deposit operations are also subject to federal laws applicable to deposit transactions, such as the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Capital Adequacy

Omni and the bank are required to comply with the capital adequacy standards established by the Federal Reserve, in the case of Omni, and the OCC, in the case of the bank. The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The bank is subject to risk-based and leverage capital requirements adopted by the OCC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8.0%. Total capital consists of two components, Tier I Capital and Tier II Capital. Tier I Capital generally consists of common stock, minority interests in the equity accounts of consolidated depository institution subsidiaries, noncumulative perpetual preferred stock in consolidated non-depository subsidiaries and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier I Capital must equal at least 4.0% of risk-weighted assets. Tier II Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier II Capital is limited to 100% of Tier I Capital. At June 30, 2006 our ratio of total capital to risk-weighted assets was 12.5% and our ratio of Tier I Capital to risk-weighted assets was 9.6%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier I Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4.0%. At June 30, 2006, our leverage ratio was 7.7%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Payment of Dividends

We are a legal entity separate and distinct from the bank. The principal sources of our cash flows, including cash flows to pay dividends to our shareholders, are dividends that the bank pays to us, as we are the sole shareholder of the bank. Statutory and regulatory limitations apply to the bank’s payment of dividends to us as well as to our payment of dividends to our shareholders.

The bank is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by the bank’s board of directors in any year will exceed (1) the total of the bank’s net profits for that year, plus (2) the bank’s retained net profits for the preceding two years, less any required transfers to surplus. The payment of dividends by Omni and the bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

In addition, the OCC may require, after notice and a hearing, that the bank stop or refrain from engaging any practice it considers unsafe or unsound. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Restrictions on Transactions with Affiliates

Omni and the bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The bank must also comply with other provisions designed to avoid the taking of low-quality assets.

Omni and the bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The bank is also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. The Right to Financial Privacy Act imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records.

Anti-Terrorism and Money Laundering Legislation

Omni National Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act), the Bank Secrecy Act and the rules and regulations of the Office of Foreign Assets Control (the OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. The bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

Federal Deposit Insurance Reform

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (FDIRA). The FDIC must adopt rules implementing the various provisions of FDIRA by November 5, 2006.

Among other things, FDIRA changes the Federal deposit insurance system by:

•	raising the coverage level for retirement accounts to $250,000;

•	indexing deposit insurance coverage levels for inflation beginning in 2012;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the DIF); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comment and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging potential changes to the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve has, and is likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The Federal Reserve affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock summarizes certain provisions of our Amended and Restated Articles of Incorporation and Bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of the Georgia Business Corporation Code and our Amended and Restated Articles of Incorporation and Bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

General. Our Amended and Restated Articles of Incorporation authorize our board of directors to issue a maximum of 25,000,000 shares of common stock, $1.00 par value per share. As of September 28, 2006, 7,476,366 shares of common stock were issued and outstanding, and approximately 407,353 shares of common stock were subject to outstanding stock options and reserved for future issuance.

All outstanding shares of our common stock are fully paid and non-assessable. Subject to the prior rights of the holders of our preferred stock, the holders of our common stock are entitled to receive dividends at such time and in such amounts as our board of directors may determine. The shares of our common stock are not convertible and holders of the common stock have no preemptive or subscription rights to purchase any of our securities nor will holders be entitled to the benefits of any redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata all of our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of our preferred stock which is then outstanding. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “OFSI.”

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock. Our board of directors has authority, without shareholder approval, to issue shares of preferred stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of any series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock.

Anti-Takeover Provisions

The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of the holders of common stock and the likelihood that those holders will receive payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company. We have no present plans to issue any preferred stock.

In addition, our bylaws provide that directors may only be removed from office without cause by a vote of the holders of at least two-thirds of the issued and outstanding shares of our common stock. This requirement makes it more difficult to gain control of our board by removing directors without cause and electing new directors to fill the resulting vacancies.

UNDERWRITING

We and Sandler O’Neill & Partners, L.P., as representative of the underwriters for the offering, have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Name of Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.	2,345,000
Keefe, Bruyette & Woods, Inc.	1,005,000

Total	3,350,000

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option to purchase up to 502,500 additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days. We will be obligated to sell additional shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered by this prospectus, if any.

Commissions and Expenses

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without Over-Allotment	With Over-Allotment
Per Share	$0.665	$0.665
Total	$2,227,750	$2,561,913

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $750,000. We have agreed to reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel, up to a maximum of $187,500. The underwriters have agreed to reimburse us for 50% of the reasonable fees and disbursements of Crowe Chizek and Company LLC incurred in connection with such firm’s audit of our financial statements for 2003, 2004, and 2005, up to a maximum of $100,000.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $0.30 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

The shares of common stock are being offering by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

Sales to Our Directors and Employees

At our request, the underwriters have reserved up to 7% of the shares of our common stock offered by this prospectus for sale to our directors and employees at the public offering price set forth on the cover page of this prospectus. These persons must commit to purchase from an underwriter or selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to a lock-up agreement as described below. We are not making loans to these employees or directors to purchase such shares.

Lock-up Agreements

We, and our executive officers and directors have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the representative. These restrictions are expressly agreed to preclude us, and our executive officers and directors from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 180-day period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Determination of Offering Price

Prior to this offering, there has been no established public trading market for the shares of our common stock. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors that were considered in determining the initial public offering price are:

•	prevailing market and general economic conditions;

•	our results of operations, including, but not limited to, our recent financial performance;

•	our current financial position, including, but not limited to, our shareholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management; and

•	the present state of our business.

The factors described above were not assigned any particular weight. Rather, these factors, along with market valuations and the financial performance of other publicly traded bank holding companies, were considered as a totality in our negotiation with the underwriters over our initial public offering price.

Listing on Nasdaq Global Market

Our common stock has been approved for listing on the Nasdaq Global Market under the trading symbol “OFSI.” In order to meet one of the requirements for listing the common stock on the Nasdaq Global Market, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial holders as required by the Nasdaq Global Market.

Stabilization

In connection with this underwriting, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Indemnity

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

From time to time, the underwriters have provided and may continue to provide financial advisory and investment banking services to us.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

We will have 10,826,366 shares of common stock outstanding after completion of this offering (plus any shares issued upon exercise of the underwriters’ over-allotment option) and 407,353 shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in this offering (30.9% of the shares to be issued and outstanding) plus any shares which may be issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), which shares will be subject to the resale limitations of Rule 144. “Restricted securities” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements entered into by each of our executive officers and directors, and assuming Sandler O’Neill & Partners, L.P. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, the 3,350,000 shares of common stock sold in this offering (but excluding any shares purchased under the directed share program) and 1,180,059 shares of common stock not subject to lock-up agreements or held by affiliates will be immediately available for sale in the public market;

•	beginning 90 days after the date of this prospectus, approximately an additional 100,000 shares held by non-affiliates and not subject to the lock-up agreements will be eligible for sale pursuant to Rule 144, including the volume restrictions described below; and

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately 5,286,575 shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below.

For a description of the lock-up agreements that we and each of our executive officers and directors have entered into, see “Underwriting — Lock-up Agreements.”

Rule 144

In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Benefit Plan Shares

We have filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock to be issued under our stock option plan. As of June 30, 2006, 407,353 of our shares of common stock were subject to outstanding options. Shares covered by a Form S-8 registration statement will be freely tradable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Powell Goldstein LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements at December 31, 2005 and 2004 and for the three years ended December 31, 2005, included in this prospectus and registration statement have been audited by Crowe, Chizek and Company LLC, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On March 21, 2006, we dismissed Porter Keadle Moore, LLP as our independent public accounting firm and engaged Crowe Chizek and Company LLC as our independent registered public accounting firm. Since their dismissal, Porter Keadle Moore, LLP has rendered consulting and other non-audit services to us, and we anticipate they will continue to do so in the future.

Prior to the dismissal, we did not consult with Crowe Chizek and Company LLC regarding the application of accounting principles to a specific completed or contemplated transaction or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with Crowe Chizek and Company LLC regarding the type of audit opinion that might be rendered on our consolidated financial statements.

The reports of Porter Keadle Moore, LLP on our consolidated financial statements for the fiscal years ended December 31, 2004, 2003 and 2002 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits for the fiscal years ended December 31, 2004 and 2003 and during the subsequent periods preceding our dismissal of Porter Keadle Moore, LLP, there have been no disagreements with Porter Keadle Moore, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Porter Keadle Moore, LLP, would have caused such firm to make reference to the subject matter of the disagreement(s) in connection with its reports.

Our audit committee participated in and approved the decision to change our independent accountants.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC through its Electronic Data Gathering and Retrieval System, or EDGAR, a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements or documents. Reference is made to each such exhibit for a more complete description of the matters involved. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. You may obtain additional information regarding the operation of the Public Reference Room by calling the SEC at (202) 942-8090. The registration statement and other information filed by us with the SEC via EDGAR are also available at the web site maintained by the SEC on the World Wide Web at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our shareholders written annual reports containing financial statements audited by our independent auditors, and make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Omni Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of Omni Financial Services, Inc. and subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of earnings, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omni Financial Services, Inc. and subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the three years ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Chizek and Company LLC

Brentwood, Tennessee

June 6, 2006

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Cash and due from banks, including required cash reserves of $467,000 and $316,000	$8,170,222	3,047,907
Interest-bearing deposits in other financial institutions	426,833	1,080,769
Federal funds sold	1,818,000	—

Total cash and cash equivalents	10,415,055	4,128,676
Investment securities available-for-sale	105,824,602	66,818,207
Other investments	4,569,700	2,791,850
Loans, net of allowance for loan losses of $4,791,221 and $3,463,107	322,843,745	222,602,923
Loans held-for-sale	8,204,717	4,435,162
Other real estate investments	—	231,795
Premises and equipment, net	11,202,981	6,663,425
Other real estate owned	1,178,658	659,824
Goodwill	4,753,887	1,608,293
Cash surrender value of life insurance policies	1,155,573	1,112,080
Accrued interest receivable and other assets	6,856,439	6,690,889

	$477,005,357	317,743,124

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$26,687,081	17,269,475
Savings and money market	9,439,087	10,330,326
Time	183,051,530	152,246,867
Time over $100,000	131,467,912	54,384,908

Total deposits	350,645,610	234,231,576
Federal funds purchased	—	3,970,000
Federal Home Loan Bank borrowings	69,500,000	45,300,000
Junior subordinated debentures	20,620,000	10,310,000
Escrow accounts, accrued interest payable and other liabilities	7,158,009	2,911,659

Total liabilities	447,923,619	296,723,235

Shareholders’ equity:
Common stock, par value $1.00; 7,250,000 shares authorized; 7,242,612 and 6,546,864 shares issued	7,242,612	6,546,864
Additional paid-in capital	13,724,927	7,474,316
Retained earnings	9,421,731	6,671,443
Accumulated other comprehensive (loss) income	(1,207,532)	427,266
Treasury stock, at cost; 16,612 shares in 2005 and 2004	(100,000)	(100,000)

Total shareholders’ equity	29,081,738	21,019,889

	$477,005,357	317,743,124

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Interest and dividend income:
Interest and fees on loans	$27,163,617	17,036,415	12,763,849
Interest on investment securities:
Taxable	2,528,450	1,312,676	576,754
Tax exempt	1,263,443	922,622	668,806
Other interest and dividend income	27,659	12,845	29,926

Total interest and dividend income	30,983,169	19,284,558	14,039,335

Interest expense:
Deposits	9,616,621	5,367,086	4,236,794
Federal funds purchased and other short-term borrowings	104,234	108,248	41,315
Federal Home Loan Bank and other borrowings, long-term	2,162,156	447,680	45,513
Junior subordinated debentures	975,762	344,740	163,718

Total interest expense	12,858,773	6,267,754	4,487,340

Net interest income	18,124,396	13,016,804	9,551,995
Provision for loan losses	1,264,000	1,451,000	704,739

Net interest income after provision for loan losses	16,860,396	11,565,804	8,847,256

Noninterest income:
Service charges on deposit accounts	309,921	386,652	393,619
Management fee paid by affiliated companies	6,000	39,673	40,704
Gain on sale of real estate units	36,050	225,523	353,198
Gain from sale of trading securities	—	—	169,638
Investment securities (losses) gains, net	(12,331)	65,208	23,499
Gain on sale of loans	1,257,569	902,389	734,963
Other income	1,012,287	863,939	694,727

Total noninterest income	2,609,496	2,483,384	2,410,348

Noninterest expense:
Salaries and employee benefits	6,579,800	5,282,426	4,879,402
Occupancy and equipment	2,197,583	1,693,371	1,500,847
Loss from warehouse lending fraud	1,039,524	—	—
Other operating expense	4,791,714	3,481,694	2,794,787

Total noninterest expense	14,608,621	10,457,491	9,175,036

Net earnings	$4,861,271	3,591,697	2,082,568

Basic earnings per share	$0.74	0.55	0.33

Diluted earnings per share	$0.73	0.54	0.32

Pro forma data (unaudited): (See Note 19)
Net earnings:
As reported	$4,861,271	$3,591,697	$2,082,568
Adjustment for income tax expense	1,476,306	297,165	583,085

Adjusted net income:	$3,384,965	$3,294,552	$1,499,483

Basic earnings per share	$0.52	$0.50	$0.23

Diluted earnings per share	$0.51	$0.50	$0.23

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Net earnings	$4,861,271	3,591,697	2,082,568

Other comprehensive (loss) income:
Unrealized holding gains (losses) on investment securities available-for-sale arising during the period	(1,647,129)	344,312	307,897
Reclassification adjustment for (gains) losses realized on sales of investment securities	12,331	(65,208)	(193,137)

Other comprehensive (loss) income	(1,634,798)	279,104	114,760

Total comprehensive income	$3,226,473	3,870,801	2,197,328

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance, December 31, 2002	6,330,198	$6,330,198	6,725,483	1,764,922	—	33,402	14,854,005
Net earnings	—	—	—	2,082,568	—	—	2,082,568
Issuance of common stock	214,935	214,935	739,026	—	—	—	953,961
Cash distributions to shareholders ($.029 per common share)	—	—	—	(232,069)	—	—	(232,069)
Change in net unrealized gain on investment securities available-for-sale	—	—	—	—	—	114,760	114,760

Balance, December 31, 2003	6,545,133	6,545,133	7,464,509	3,615,421	—	148,162	17,773,225
Net earnings	—	—	—	3,591,697	—	—	3,591,697
Issuance of common stock	1,731	1,731	9,807	—	—	—	11,538
Purchase of treasury stock, at cost (16,612 shares)	—	—	—	—	(100,000)	—	(100,000)
Cash distributions to shareholders ($.082 per common share)	—	—	—	(535,675)	—	—	(535,675)
Change in net unrealized gain on investment securities available-for-sale	—	—	—	—	—	279,104	279,104

Balance, December 31, 2004	6,546,864	6,546,864	7,474,316	6,671,443	(100,000)	427,266	21,019,889
Net earnings	—	—	—	4,861,271	—	—	4,861,271
Issuance of common stock	695,748	695,748	6,250,611	—	—	—	6,946,359
Cash distributions to shareholders ($.321 per common share)				(2,110,983)			(2,110,983)
Change in net unrealized gain on investment securities available-for-sale	—	—	—	—	—	(1,634,798)	(1,634,798)

Balance, December 31, 2005	7,242,612	$7,242,612	13,724,927	9,421,731	(100,000)	(1,207,532)	29,081,738

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Cash flows from operating activities:
Net earnings	$4,861,271	3,591,697	2,082,568
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	830,494	322,532	483,134
Provision for loan losses	1,264,000	1,451,000	704,739
Loss (gain) on sale of other real estate	102,329	(70,392)	22,284
Loss (gain) on sale of premises and equipment	42,544	32,743	(1,924)
Gain on sale of loans	(1,257,569)	(902,389)	(734,963)
Originations of warehouse loans held for sale	(237,134,012)	(36,124,188)	—
Sales of warehouse loans	233,364,457	31,689,026	—
Purchase of trading securities	—	—	(24,776,601)
Proceeds from the sale of trading securities	—	—	24,946,239
Gain on sale of real estate units	(36,050)	(225,523)	(353,198)
Investment securities losses (gains), net	12,331	(65,208)	(23,499)
Gain on sale on trading securities	—	—	(169,638)
Change in:
Accrued interest receivable and other assets	215,406	681,097	(1,319,256)
Escrow accounts, accrued interest payable and other liabilities	3,882,399	(742,710)	744,529

Net cash provided by (used in) operating activities	6,147,600	(362,315)	1,604,414

Cash flows from investing activities (net of effect of acquisitions):
Proceeds from sale of investments securities available for sale	247,500	5,054,622	525,538
Proceeds from maturities, calls, and paydowns of investment securities available-for-sale	8,349,098	7,573,203	6,145,353
Purchases of investment securities available-for-sale	(45,880,826)	(40,985,003)	(21,739,104)
Purchases of other investments	(4,456,650)	(2,501,100)	(121,100)
Proceeds from sales of other investments	2,769,000	300,000	—
Net change in loans	(72,474,473)	(70,362,769)	(48,978,293)
Purchase of assets subject to operating leases	—	—	(2,930,148)
Proceeds from sale of other real estate	1,281,200	743,850	632,149
Purchase of other real estate investments	(10,165)	(111,001)	—
Improvements to other real estate investments	—	—	(1,097,659)
Proceeds from sale of real estate investments	284,430	3,586,041	1,538,927
Proceeds from sale of premises and equipment	37,380	54,326	127,203
Purchase of premises and equipment	(5,254,840)	(3,289,439)	(648,831)
Net cash received in acquisition of GCB	4,264,301	—	—
Cash paid in business acquisition	—	(849,735)	—

Net cash used in investing activities	(110,844,045)	(100,787,005)	(66,545,965)

Cash flows from financing activities (net of effect of acquisitions):
Net change in deposits	75,607,448	54,862,192	57,665,055
Proceeds from Federal Home Loan Bank borrowings	66,500,000	45,300,000	—
Repayments of Federal Home Loan Bank borrowings	(42,300,000)	(1,800,000)	—
Proceeds from other borrowings	—	—	417,238
Repayment of other borrowings	—	(1,677,048)	—
Proceeds from issuance of junior subordinated debentures	10,310,000	5,155,000	5,155,000
Net change in federal funds purchased	(3,970,000)	1,215,000	917,000
Proceeds from sale of stock	6,946,359	11,538	953,961
Payments to former United National Bank shareholders	—	—	(27,285)
Cash dividends to shareholders	(2,110,983)	(535,675)	(232,069)
Purchase of treasury stock	—	(100,000)	—

Net cash provided by financing activities	110,982,824	102,431,007	64,848,900

Net change in cash and cash equivalents	$6,286,379	1,281,687	(92,651)
Cash and cash equivalents at beginning of period	4,128,676	2,846,989	2,939,640

Cash and cash equivalents at end of period	$10,415,055	4,128,676	2,846,989

Supplemental cash flow information and noncash disclosures:
Cash paid during the year for interest	$11,574,567	5,793,346	4,318,087
Loans transferred to other real estate	$6,276,417	3,716,019	2,047,469
Sales of other real estate owned financed by Bank	$4,892,694	2,756,017	2,897,270

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Organization

Omni Financial Services, Inc. (the “Company”) is incorporated in the state of Georgia as a bank holding company. The Company provides a full range of banking services to commercial and consumer customers through its wholly owned subsidiary, Omni National Bank (the “Bank”) which is chartered in Atlanta, Georgia. The Bank has operations in metropolitan Atlanta and Dalton, Georgia; Fayetteville, High Point and Parkton, North Carolina; Tampa, Florida and Chicago, Illinois, with its corporate headquarters in Atlanta, Georgia. The Bank also has loan production offices in Atlanta and Dalton, Georgia; Charlotte, North Carolina and Birmingham, Alabama. The Bank is chartered and regulated by the Office of the Comptroller of Currency (“OCC”).

During 2003, the Bank commenced real estate appraisal services through its wholly owned subsidiary, Omni Appraisal Services, Inc. (“OAS”). OAS operations consist primarily of appraisal income and expenses related to salaries and benefits. Also, during 2003, the Bank commenced aircraft and automobile leasing services through its wholly owned subsidiary, Omni Leasing Corporation (“OLC”). OLC operations consist primarily of rental income from leasing of equipment and interest expense related to the funds borrowed to acquire the equipment. OLC was established as a separate entity primarily to own the Company aircraft. As such, substantially all of OLC operations are eliminated in consolidation. The operations to date have been minimal.

During 2002, the Bank’s Community Development Company (“CDC”) subsidiary, whose operations consist primarily of real estate development and sale of condominium units, purchased a fifty-one percent interest in Sugar Hill Development, LLC and Nexus Homes, LLC. The companies were established for the purpose of acquiring a tract of unimproved land and developing a town home complex. During 2004, the town home development was sold and the CDC divested its fifty-one percent interest in Sugar Hill Development, LLC and Nexus Homes, LLC.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank, as well as the consolidated subsidiaries of the Bank. All intercompany accounts and transactions have been eliminated in consolidation. The accounting principles followed by the Company and its subsidiary, and the method of applying these principles, conform with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing the consolidated financial statements, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash and Cash Equivalents

For purposes of presentation in the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits in banks and Federal Funds sold. Generally, Federal Funds are purchased and sold for one-day periods.

Investment Securities

The Company classifies its securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. As of December 31, 2005 and 2004, all investments were classified as available-for-sale.

Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Trading and available-for-sale securities are recorded at fair value. The fair values of securities are generally based on quoted market prices. If quoted market prices are not available, pricing is determined using pricing models, discounted cash flow analysis, or quoted prices of similar instruments. The State of Israel Bonds are redeemable at par value and therefore recorded at cost, which is par value. The fair value of trust preferred securities does not differ substantially from cost and is obtained from a broker. Unrealized holding gains and losses on trading securities are reported in earnings. Unrealized holding gains and losses on securities available-for-sale are excluded from earnings and are reported in other comprehensive income as a separate component of shareholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held-to-maturity to available-for- sale are recorded as a separate component of shareholders’ equity.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security. In estimating other-than-temporary losses, management considers: the length of time and extent that the fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Premiums and discounts are amortized or accreted over the life of the related securities as adjustments to the yield. Realized gains and losses for securities are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include Federal Reserve Bank and Federal Home Loan Bank stock which have no readily determined market value and are carried at cost, as restricted equity securities. Dividends on these are reported as income.

Loans and Allowance for Loan Losses

Loans are stated at principal amount outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Loan origination fees collected on loans, net of certain direct loan origination costs, are deferred and recognized in interest income using a method that approximates level yield without anticipating prepayments. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Accrual of interest is generally discontinued on loans that become past due 90 days or more. The Company reverses any accrued interest income at that date.

The Company accounts for impaired loans under the provisions of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. Management, considering current information and events regarding a borrowers’ ability to repay its obligations, considers a loan to be impaired if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price, or at the fair value of the collateral of the loan if the loan is collateral dependent. Specific guidance from bank regulators is also considered. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans. The accounting for impaired loans described

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

above applies to all loans, except for large pools of smaller-balance, homogeneous loans that are collectively evaluated for impairment and loans that are measured at fair value (loans held for sale). Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to reduce the principal amount of such loans until all contractual principal payments have been brought current.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management’s judgment, will be adequate to absorb probable incurred credit losses.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality and review of specific problem loans.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize adjustments to the allowance based on judgments different than those of management.

From time to time, the Company will sell certain types of loans. With the exception of SBA loans, the company does not retain any servicing on these loans and gains on sales of these loans are recognized at the time of sale as determined by the difference between the net sales proceeds and the net book value of the loans sold. From time to time, the Company does sell the guaranteed portion of SBA loans and retains servicing of the sold loan. The gain on sale is determined based on the allocation of carrying value relative to the fair value of the loan sold and the loan retained. The servicing asset arising from these sales was $138,000 at December 31, 2005.

Loans Held-for-Sale

Loans held-for-sale are carried at the lower of aggregate cost or estimated market value. Gains and losses on the sale of loans held-for-sale are included in the determination of income for the period in which sales occur. At December 31, 2005 and 2004, no impairment was recognized on the portfolio.

Other Real Estate Investments

During 2001, the CDC purchased a 72 unit apartment complex named Emerald Lakes which it converted to a condominium project. The complex had an original cost of $2,628,036 and the CDC invested $1,991,072 to renovate and improve the units in order to make them available-for-sale. The aggregate cost of the project was allocated to the individual units based on the square footage of the units and the units’ condition.

The last units of the development were sold in 2005. Gains recognized on the sales of these units in 2005, 2004 and 2003 were $36,000, $226,000 and $353,000, respectively.

Other Real Estate Owned

Other real estate owned consists of properties obtained through foreclosure proceedings. Other real estate owned is reported on an individual asset basis at the lower of cost (carrying value at date of foreclosure) or fair value less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. Subsequent write-downs are charged to operations. Gains recognized on the disposition of the properties are recorded in other income. In certain instances, the Company will finance the sale of the property. The resulting gain on disposition is deferred in accordance with SFAS No. 66, “Accounting for Sales of Real Estate.”

Costs of improvements to other real estate owned are capitalized, not to exceed the fair value less expected disposal costs of the property, while costs associated with holding other real estate are charged to operations.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful lives of the assets are expensed. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. Leasehold improvements are amortized straight-line over the shorter of the life of the asset or the lease term. The Company’s aircraft are depreciated over a 20 year estimated life (representing the Company’s assessment of useful life) on a straight line basis to estimated residual value, which equals 50% of cost. The residual value was determined by reference to aircraft industry valuation materials. Industry reference material addressing values of similar aircraft is used to monitor potential impairment.

The Bank leases certain office facilities and equipment under non cancellable operating leases, Rental expenses, including escalations, is accounted for on a straight-line basis over the term of the lease, including rent holidays.

Depreciation expense is computed using the straight-line method over the following useful lives:

Buildings	28 - 39 years
Furniture and equipment	3 - 7 years

Goodwill and Other Intangible Assets

The assets (including identifiable intangible assets) and liabilities acquired in a business combination are recorded at fair value at the date of acquisition. Goodwill is recognized for the excess of the acquisition cost over the fair values of the net assets acquired and is not subsequently amortized.

Other intangible assets consist of core deposit intangibles and other intangibles arising from acquisitions. They are initially valued at fair value. Core deposit intangibles are initially measured at fair value and are subsequently amortized on an accelerated basis over their estimated lives. Management assesses the recoverability of goodwill at least on an annual basis and all intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If carrying amount exceeds fair value an impairment charge is recorded to income.

Bank Owned Life Insurance

Bank owned life insurance (“BOLI”) represents life insurance on the chief executive officer who has consented to allow the Bank to be the beneficiary of the policy. BOLI is recorded as an asset at cash surrender value. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in other noninterest income and are not subject to income tax.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term Assets

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Segments

Internal financial reporting is primarily reported and aggregated in four lines of business: banking, appraisal services, community development and leasing. Banking accounts for 98.9% of revenues for 2005 and similar amounts of the Company’s profit and assets. The Company therefore has only one reportable segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Income Taxes

The Company, with the consent of its shareholders, elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company’s taxable income. The shareholders generally receive distributions from the Company to assist in satisfying their income tax obligations. Accordingly, the Company recorded no provision for income taxes for the years ended December 31, 2005, 2004 and 2003.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Compensation Plans

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Under Opinion No. 25, stock options issued under the Company’s stock option plan have no intrinsic value at the grant date and, as such, no compensation cost is recognized. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as such, has provided proforma disclosures of net earnings and earnings per share and other disclosures, as if the fair value method of accounting had been applied. Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company’s net earnings would have been reduced to the proforma amounts indicated below:

	Year Ended December 31,
	2005	2004	2003
Net earnings as reported	$4,861,271	3,591,697	2,082,568
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards	42,989	44,387	25,141

Pro forma net earnings	$4,818,282	3,547,310	2,057,427

Basic earnings per share:
As reported	$0.74	0.55	0.33

Pro forma	$0.73	0.54	0.32

Diluted earnings per share:
As reported	$0.73	0.54	0.32

Pro forma	$0.73	0.54	0.32

The weighted average fair value of options granted was $1.70, $1.00 and $0.86 for the years ended December 31, 2005, 2004 and 2003, respectively, based on estimates as of the date of grant using the minimum value pricing model. The following weighted average assumptions were used for grants in 2005, 2004 and 2003, respectively: dividend yield of 2.0%, 1.7% and 0.31%, respectively, a risk free interest rate of 4.2%, from 4.1% to 4.7% and from 3.4% to 3.7%, respectively, and an expected life of seven years. Options have a weighted average remaining contractual life of approximately nine years. For disclosure purposes, this expense was based on a ratable distribution of the fair values of options over the vesting periods.

Net Earnings Per Common Share

Omni is required to report earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the face of the statements of earnings. Basic earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Additionally, Omni must reconcile the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share.” Anti-dilutive stock options and

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warrants have not been included in the diluted earnings per share calculations. Anti-dilutive shares at December 31, 2005, 2004 and 2003 were 60,000, 29,250 and 41,000, respectively. Earnings per common share amounts for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Net Earnings (Numerator)	Common Share (Denominator)	Per Share Amount
For the Year Ended December 31, 2005
Basic earnings per share	$4,861,271	6,550,502	$0.74
Effect of dilutive securities – stock options and warrants	—	107,486	(0.01)

Diluted earnings per share	$4,861,271	6,657,988	$0.73

For the Year Ended December 31, 2004
Basic earnings per share	$3,591,697	6,545,321	$0.55
Effect of dilutive securities – stock options and warrants	—	76,298	(0.01)

Diluted earnings per share	$3,591,697	6,621,619	$0.54

For the Year Ended December 31, 2003
Basic earnings per share	$2,082,568	6,387,878	$0.33
Effect of dilutive securities – stock options and warrants	—	24,400	(0.01)

Diluted earnings per share	$2,082,568	6,412,278	$0.32

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statements No. 3. SFAS No. 154 changes the requirements for accounting for and reporting a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle and all changes required by an accounting pronouncement when the new pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effects of the change. SFAS No. 154 is effective for periods beginning after December 31, 2005. This standard is not expected to have a material effect on the Company’s financial position, results of operations, or disclosures.

In December 2004, the FASB issued SFAS No. 153 Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29. SFAS No. 153 clarifies that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged, with a general exception for exchanges that have no commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this standard did not have a material impact on the consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123 (“SFAS No. 123 (R)”). SFAS No. 123 (R), Share-Based Payment, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS No. 123 (R) is effective for periods beginning after December 15, 2005. The Company will adopt the provisions of SFAS No. 123 (R) beginning January 1, 2006. The financial statement impact is not expected to be materially different from that shown in the existing pro forma disclosure required under the original SFAS No. 123.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) Business Combinations

Acquisitions

On July 1, 2005, the Company acquired 100 percent of the outstanding common shares of Georgia Community Bank (“GCB”), a community bank headquartered in Dalton, Georgia. GCB’s results of operations are included in the consolidated financial results from the acquisition date. GCB was the subsidiary bank of Georgia Community Bancshares, Inc., a community bank holding company with offices serving the Dalton market (northwest Georgia along the Interstate 75 corridor). The primary purpose of the acquisition was to obtain a Georgia banking charter. Georgia opted out of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Therefore, a Georgia charter was required for the Company to have the ability to offer full-service banking in Georgia. Unlike some other states, Georgia does not permit an institution to acquire a charter without its other assets or liabilities, and as a result, the Company acquired GCB as an entity as described above. The purchase of GCB provided the Company with a Georgia banking charter, thereby allowing it to expand its presence in Georgia by offering full-service banking to current and prospective Georgia customers. The acquisition also allowed the Company to move its headquarters to, and establish a full service banking office in, Atlanta, which management believes makes the banking franchise more valuable. The aggregate purchase price was $2,525,000, including cash of $2,025,000 and forgiveness of debt of $500,000. The Company also incurred approximately $576,000 of merger related expenses. The Company determined the fair value of the assets and liabilities as indicated below.

The following table summarizes the estimated fair values and liabilities assumed on July 1, 2005:

Assets acquired:
Cash and cash equivalents	$7,365,853
Investment securities	3,566,523
Loans, net	29,034,121
Premises and equipment	196,089
Goodwill	3,145,594
Core deposit intangibles	230,400
Other assets	571,449

Total assets acquired	44,110,029

Liabilities assumed:
Core deposits	3,588,180
Time deposits	37,218,408
Other liabilities	201,889

Total liabilities assumed	41,008,477

Net assets acquired	$3,101,552

As a stock acquisition, the goodwill is not amortizable for tax purposes and therefore is not deductible for future periods. The core deposit intangible is recorded in other assets and will be amortized over 15 years using the sum of the year’s digits method. Management did not ascribe a value to customer relationships or other intangibles relating to the loans because it did not expect to derive an ongoing benefit from them.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited condensed income statements disclose the pro forma results of Omni as though the Georgia Community Bank acquisition had occurred at the beginning of the respective periods.

	Twelve months ended December 31, 2005
	Omni Financial Services [1]	Georgia Community Bank [2]	Pro Forma Combined
	(unaudited)
Net interest income	$18,124,396	678,268	18,802,664
Provision for loan losses	1,264,000	680,151	1,944,151

Net interest income after provision for loan losses	16,860,396	(1,883)	16,858,513
Noninterest income	2,609,496	235,206	2,844,702
Noninterest expense	14,608,621	1,089,424	15,698,045

Net earnings	$4,861,271	(856,101)	4,005,170

Basic earnings per share	$0.74	(0.13)	0.61

Diluted earnings per share	$0.73	(0.13)	0.60

[1]	The reported results of Omni Financial Services, Inc. for the year ended December 31, 2005 includes the results of Georgia Community Bank from the July 1, 2005 acquisition date.
[2]	Represents Georgia Community Bank results from January 1, 2005 through July 1, 2005.

	Twelve months ended December 31, 2004
	Omni Financial Services [1]	Georgia Community Bank [2]	Pro Forma Combined
	(unaudited)
Net interest income	$13,016,804	1,649,916	14,666,720
Provision for loan losses	1,451,000	2,302,293	3,753,293

Net interest income after provision for loan losses	11,565,804	(652,377)	10,913,427
Noninterest income	2,483,384	103,562	2,586,946
Noninterest expense	10,457,491	2,183,035	12,640,526

Net earnings	$3,591,697	(2,731,850)	859,847

Basic earnings per share	$0.55	(0.42)	0.13

Diluted earnings per share	$0.54	(0.41)	0.13

[1]	Represents results of Omni Financial Services, Inc. for the year ended December 31, 2004.
[2]	Represents results of Georgia Community Bank for the year ended December 31, 2004.

During the first quarter of 2004, the Company acquired a Florida banking charter, which enabled the Bank to solicit and accept FDIC-insured deposits, distribute advances and accept repayments on loans, establish additional branches and otherwise offer a full range of banking services within the state of Florida. The Company currently operates a full-service banking office in Tampa, Florida by virtue of the acquisition of this charter. The charter was required because Florida had opted out of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which would have otherwise enabled the Bank to branch directly into Florida. To obtain the full rights and privileges associated with the charter, the prior approval of the Florida Department of Financial Regulation, the Office of the Comptroller of the Currency and the Federal Reserve Bank of Atlanta was required and obtained. No further regulatory approvals are required.

The purchase price was $825,000 in cash, plus acquisition related costs, which resulted in an intangible asset of $849,734. The Company determined the purchase price by reference to the prices paid by three unaffiliated banks

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for three other charters sold simultaneously by the same bank holding company. The life of the bank charter is not limited by legal, regulatory or other factors and is therefore deemed to have an indefinite life and, as such, is not subject to amortization. As an asset acquisition, the intangible asset is amortizable for tax purposes over a 15 year life resulting in a tax benefit of approximately $22,000 per year. As of December 31, 2005, the recorded basis in the asset was $849,734 and there was no impairment of the asset noted. Impairment testing was conducted by comparing the carrying value of the charter to the fair value of charters recently sold in Florida.

(3) Investment Securities Available-for-Sale

Investment securities available-for-sale at December 31, 2005 and 2004 are as follows:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasuries	$6,927,143	—	(142,963)	6,784,180
U.S. Government agencies	35,537,193	11,462	(640,589)	34,908,066
Trust preferred securities	500,000	—	—	500,000
State of Israel bonds	1,200,000	—	—	1,200,000
Mortgage-backed securities	27,957,635	2,845	(542,620)	27,417,860
Municipal securities	34,910,163	466,776	(362,443)	35,014,496

Total	$107,032,134	481,083	(1,688,615)	105,824,602

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasuries	$3,934,527	13,595	(9,606)	3,938,516
U.S. Government agencies	22,097,949	34,010	(142,197)	21,989,762
Trust preferred securities	500,000	—	—	500,000
State of Israel bonds	1,200,000	—	—	1,200,000
Mortgage-backed securities	9,821,988	4,697	(52,818)	9,773,867
Municipal securities	28,836,477	692,636	(113,051)	29,416,062

Total	$66,390,941	744,938	(317,672)	66,818,207

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2005 and 2004 are summarized as follows:

	2005
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries	$3,912,891	$47,305	$2,871,289	$95,659	$6,784,180	$142,964
U.S. Government agencies	19,658,194	281,881	12,280,966	358,707	31,939,160	640,588
Mortgage-backed securities	19,126,088	318,773	7,634,648	223,847	26,760,736	542,620
Municipal securities	14,618,113	261,198	2,518,463	101,245	17,136,576	362,443

	$57,315,286	909,157	25,305,366	779,458	82,620,652	1,688,615

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries	$1,959,844	$9,606	$—	$—	$1,959,844	$9,606
U.S. Government agencies	10,329,285	85,712	1,936,562	56,485	12,265,847	142,197
Mortgage-backed securities	6,500,838	52,818	—	—	6,500,838	52,818
Municipal securities	5,892,764	85,536	1,662,210	27,515	7,554,974	113,051

	$24,682,731	233,672	3,598,772	84,000	28,281,503	317,672

At December 31, 2005, unrealized losses in the investment portfolio related to debt securities. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades. Fair values are expected to recover as the securities approach maturity and management has the intent and ability to hold the securities for the foreseeable future. At December 31, 2005, 56 out of 122 securities issued by state and political subdivisions contained unrealized losses while 94 out of 103 securities issued by U.S. Treasury, Government agencies and Government sponsored corporations, including mortgage-backed securities, contained unrealized losses.

At December 31, 2004, unrealized losses in the investment portfolio related to debt securities. The unrealized losses on the debt securities arose due to changing interest rates and market conditions and are considered to be temporary because of acceptable investment grades. Fair values are expected to recover as the securities approach maturity and management has the intent and ability to hold the securities for the foreseeable future. At December 31, 2004, 24 out of 101 securities issued by state and political subdivisions contained unrealized losses while 31 out of 57 securities issued by U.S. Treasury, Government agencies and Government sponsored corporations, including mortgage-backed securities, contained unrealized losses.

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Amortized Cost	Estimated Fair Value
Within 1 year	$1,533,253	1,530,505
1 to 5 years	18,134,870	17,892,587
5 to 10 years	22,742,252	22,512,986
Over 10 years	36,664,124	36,470,664
Mortgage-backed	28,023,282	27,417,860

Total	$107,097,781	105,824,602

For the years ended December 31, 2005, 2004 and 2003, proceeds from the sale of investment securities available-for-sale were approximately $247,500, $5,054,632 and $525,538, respectively. During 2005, 2004 and 2003, the Company recognized gains on the sale of investment securities available-for-sale of $0, $75,521 and $33,796, respectively, and losses of $12, $3,786 and $0, respectively. During 2005, 2004 and 2003, the Company recognized gains on the principal paydown of mortgage-backed securities of $3,712, $474 and $0, respectively, and losses of $21,131, $8,001 and $17,297, respectively. During 2005, 2004 and 2003, the Company also recognized gains on the calls of available-for-sale securities of $5,100, $1,000 and $7,000, respectively.

At December 31, 2005 and 2004, securities with a carrying value of approximately $10,780,000 and $13,044,000, respectively, were pledged to secure public fund deposits. Additionally, at December 31, 2005 and

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004, securities with an approximate carrying value of $28,972,000 and $14,581,000, respectively, were pledged to secure borrowings with the Federal Home Loan Bank (“FHLB”) of Atlanta. At year end 2005 and 2004 there were no holdings of securities of any issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

(4) Loans

Major classifications of loans at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Real estate – construction	$110,331,954	71,853,397
Commercial real estate	128,307,052	101,641,318
Residential real estate	21,805,305	12,292,157
Commercial and industrial	63,555,018	38,860,694
Consumer	4,273,765	1,731,981

Total loans	328,273,094	226,379,547
Less: Allowance for loan losses	4,791,221	3,463,107
Deferred loan fees, net	638,128	313,517

Total net loans	$322,843,745	222,602,923

The Bank grants loans and extensions of credit to individuals and entities principally in its general trade area of metropolitan Atlanta and Dalton, Georgia; Birmingham, Alabama; Chicago, Illinois; Tampa, Florida; and Fayetteville, High Point, Charlotte, and Greensboro, North Carolina. A substantial portion of the Bank’s loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

Loans secured by first mortgages on 1-4 family residences, multifamily residences and commercial real estate totaling approximately $85,763,000 and $98,268,000 were pledged as collateral for outstanding FHLB advances as of December 31, 2005 and 2004, respectively.

Changes in the allowance for loan losses are summarized as follows:

	2005	2004	2003
Balance at beginning of period	$3,463,107	2,204,228	1,737,068
Provision for loan losses	1,264,000	1,451,000	704,739
Credits charged off	(699,591)	(238,318)	(252,543)
Recoveries on credits charged-off	45,676	46,197	14,964
Allowance for loan losses acquired in business combination	718,029	—	—

Balance at end of period	$4,791,221	3,463,107	2,204,228

Information about impaired loans and non accrual loans as of and for the years ended December 31, is as follows:

	2005	2004
Impaired loans	$3,299,000	$373,000
Allocated allowance	$476,000	$56,000
Non accrual loans	$4,832,266	$1,795,000

	2005	2004	2003
Average balance of impaired loans	$2,164,000	$558,000	$782,000
Interest income recognized on impaired loans	$12,000	$—	$—

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Acquired Loans Subject to SOP 03-3

As a result of the GCB acquisition, the Company has acquired loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The determination as to collectibility of contractual payments was determined by evaluating the future cash flow and collateral position of each loan. The carrying value of those loans is as follows:

	Contractually Required Payments at Acquisition	Non Accretable Discount Recognized	Basis in Acquired Loans at Acquisition
Commercial	$1,592,184	857,184	735,000
Consumer	3,697,252	2,216,252	1,481,000

Outstanding balance	$5,289,436	3,073,436	2,216,000

Basis at acquisition	$2,216,000
Cash received	(466,704)
Amounts charged off	(104,850)

Carrying value at 12/31/05	$1,644,446

For those acquired loans, the Company increased the allowance for loan losses by $56,000. There was no reduction to the allowance for loan losses recognized for these loans. During 2005, $223,000 of cash received on these loans was recognized as interest income. The carrying value at December 31, 2005, net of allowance of $56,000, was $1,588,446.

No accretable yield was calculated for these loans, since the timing of the cash flows could not be reasonably estimated. Over the life of the loans, the Company will continue to estimate expected cash flows, and evaluate whether the present value of the loans determined using the effective interest rates has decreased and if so, will recognize a loss. The present value of any subsequent increase in the expected cash flows of the loans will be recognized as an accretable yield.

(5) Premises and Equipment

Major classifications of premises and equipment at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Land	$4,986,310	1,603,077
Building	1,298,807	1,235,301
Furniture and equipment	4,204,173	2,569,688
Aircraft	2,605,000	2,605,000
Leasehold improvements	291,248	234,531

	13,385,538	8,247,597
Less: Accumulated depreciation and amortization	2,182,557	1,584,172

	$11,202,981	6,663,425

Depreciation expense approximated $791,000, $605,000 and $514,000 for the periods ended December 31, 2005, 2004 and 2003, respectively.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Beginning of year	$1,608,293	1,608,293
Goodwill acquired during the year	3,145,594	—

End of year	$4,753,887	1,608,293

The 2004 beginning balance of goodwill of $1,608,293 relates to the acquisition of United National Bank during 2000. SFAS 142, Goodwill and Other Intangible Assets, eliminated amortization of goodwill and intangible assets that have indefinite lives and requires annual tests of those assets. The Company does not consider its goodwill to be impaired at December 31, 2005.

Acquired core deposit and other intangibles are as follows at December 31, 2005 and 2004:

	2005	2004
Beginning of year	$849,734	$849,734
Core deposit intangible acquired	230,400	—
Amortization	14,400	—

End of year	$1,065,734	$849,734

The core deposit intangible relates to the 2005 GCB acquisition. This asset has an estimated useful life of fifteen years.

The beginning of the year balance represents the intangible asset recorded as a result of the 2004 acquisition of the Premier bank charter. The charter is deemed to have an indefinite life and, as such, is not subject to amortization. As of December 31, 2005, there was no impairment of the asset noted.

(7) Deposits

Scheduled maturities of time deposits at December 31, 2005 are as follows:

Maturing in:
2006	$211,289,677
2007	53,763,109
2008	30,121,358
2009	16,379,351
2010	2,934,877
Thereafter	31,070

$314,519,442

At December 31, 2005 and 2004, the Bank held approximately $133,384,977 and $99,508,000, respectively, in certificates of deposits obtained through the efforts of third party brokers. The weighted average cost of these deposits at December 31, 2005 and 2004 was 4.08% and 3.38%, respectively. The weighted average remaining maturity of these deposits at December 31, 2005 and 2004 was 16.49 months and 22.98 months, respectively.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8) Federal Home Loan Bank Borrowings and Lines of Credit

At December 31, 2005 the Bank had approximately $88,400,000 of borrowing capacity, subject to available collateral, under a $142,900,000 secured line of credit with the FHLB of Atlanta. The following advances were outstanding at December 31, 2005 and 2004:

December 31, 2005
Advance	Interest Basis	Interest Payment Frequency	Rate	Maturity	Early Conversion Option Date
$ 3,000,000	Fixed	Monthly	2.79%	April 27, 2006	—
$ 2,500,000	Fixed	Monthly	4.22%	February 25, 2008	—
$ 15,000,000	Fixed	Monthly	4.30%	January 4, 2006	—
$ 25,000,000	Convertible	Quarterly	3.98%	March 12, 2012	March 12, 2007
$ 20,000,000	Variable	Monthly	4.37%	January 23, 2006	—
$ 4,000,000	Variable	Monthly	4.49%	April 10, 2006	—

$ 69,500,000

December 31, 2004
Advance	Interest Basis	Interest Payment Frequency	Rate	Maturity
$ 37,300,000	Variable	Monthly	2.44%	April 7, 2005
$ 5,000,000	Fixed	Monthly	2.11%	January 31, 2005
$ 3,000,000	Fixed	Monthly	2.79%	April 27, 2006

$ 45,300,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. Assets are appropriately pledged under a blanket lien at the time the advance is granted. The Bank had additional lines of credit available for overnight borrowings of $26,700,000 and $16,730,000 at December 31, 2005 and 2004, respectively.

(9) Junior Subordinated Debentures

During 2005, the Company issued through a wholly owned statutory business trust, Omni Statutory Trust IV (“Trust IV”), $10,000,000 of preferred beneficial interest in the Company’s unsecured junior subordinated debentures (trust preferred securities) that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of Trust IV. The proceeds from the issuance of the common securities and the trust preferred securities were used by Trust IV to purchase $10,310,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the 3-Month LIBOR plus 190 basis points. At December 31, 2005, the 3-Month LIBOR rate was 4.5363%. The securities cannot be redeemed for a period of five years from the date of issuance and have a final maturity of 30 years from the date of issuance. The debentures and related accrued interest represent the sole assets of Trust IV. The Company has fully and unconditionally guaranteed the trust’s obligations under the trust’s capital securities to the extent set forth in the guarantee.

During 2004, the Company issued through a wholly owned statutory business trust, Omni Statutory Trust III (“Trust III”), $5,000,000 of preferred beneficial interest in the Company’s unsecured junior subordinated debentures (trust preferred securities) that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of Trust III. The proceeds from the issuance

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the common securities and the trust preferred securities were used by Trust III to purchase $5,155,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the 3-Month LIBOR plus 270 basis points. At December 31, 2005 and 2004, the 3-Month LIBOR rate was 4.5363% and 2.5644%, respectively. The securities cannot be redeemed for a period of five years from the date of issuance and have a final maturity of 30 years from the date of issuance. The debentures and related accrued interest represent the sole assets of Trust III. The Company has fully and unconditionally guaranteed the trust’s obligations under the trust’s capital securities to the extent set forth in the guarantee.

During 2003, the Company issued through a wholly owned statutory business trust, Omni Statutory Trust II (“Trust II”), $5,000,000 of preferred beneficial interest in the Company’s unsecured junior subordinated debentures (trust preferred securities) that qualify as Tier I capital under Federal Reserve Board guidelines within certain limitations. The Company owns all of the common securities of Trust II. The proceeds from the issuance of the common securities and the trust preferred securities were used by Trust II to purchase $5,155,000 of junior subordinated debentures of the Company, which carry a floating rate of interest adjusted every three months to the 3-Month LIBOR plus 315 basis points. At December 31, 2005 and 2004, the 3-Month LIBOR was 4.5363% and 2.5644%, respectively. The securities cannot be redeemed for a period of five years from the date of issuance and have a final maturity of 30 years from the date of issuance. The debentures and related accrued interest represent the sole assets of Trust II. The Company has fully and unconditionally guaranteed the trust’s obligations under the trust’s capital securities to the extent set forth in the guarantee.

In accordance with FASB Interpretation No. 46, Omni Statutory Trust II, Omni Statutory Trust III and Omni Statutory Trust IV (the “Trusts”) are not consolidated with the Company. Accordingly, the Company does not report the securities issued by the Trusts as liabilities, and instead reports as liabilities the junior subordinated debentures issued by the Company and held by the Trusts. The Trust Preferred Securities are recorded as junior subordinated debentures on the balance sheets, but are subject to certain limitations to qualify for Tier 1 capital for regulatory capital purposes.

(10) Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss, in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments, although material losses are not anticipated. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral to support financial instruments with credit risk. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2005 and 2004, the Bank had commitments to extend credit of approximately $46,113,000 at variable rates and $537,000 at fixed rates and $23,587,000 at variable rates and $1,076,000 at fixed rates, respectively. At December 31, 2005 and 2004, the Bank had standby letters of credit outstanding of approximately $35,000 and $369,000, respectively.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank leases certain office facilities and equipment under noncancellable operating leases. Rental expense for the period ended December 31, 2005, 2004 and 2003 was $906,096, $689,544 and $614,748, respectively. Future minimum lease payments under the operating leases are as follows at December 31, 2005:

2006	$916,903
2007	888,004
2008	828,788
2009	803,054
2010	715,328
Thereafter	715,328

$4,867,405

Included in the future minimum lease payments above is approximately $3,944,000 related to the Company’s lease of its corporate headquarters in Atlanta, Georgia. The lease expires December 31, 2011.

(11) Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company and its subsidiary.

(12) Fair Values of Financial Instruments

SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments and other recorded assets and liabilities without attempting to estimate the fair value of anticipated future business. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments and certain other assets and liabilities:

Cash and Cash Equivalents - The carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values for investment securities are based on quoted market prices.

Other Investments and Loans Held for Sale - The carrying amount is considered a reasonable estimate of fair value.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated based upon a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits - Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on deposits of similar terms of maturity. The carrying amounts of all other deposits, due to their short-term nature, approximate their fair values.

Interest Bearing Deposits and Federal Funds Purchased - The associated accounts have short-term maturities and the carrying amount is a reasonable estimate of the fair value.

Federal Home Loan Bank Borrowings - The fair value of the FHLB fixed rate borrowings is estimated using discounted cash flows, based on the current incremental borrowing rates for similar types of borrowing arrangements. The variable rate borrowing bears interest on a floating basis and, as such, the carrying amount approximates fair value.

Junior Subordinated Debentures - Junior subordinated debentures bear interest on a floating basis, and as such, the carrying amount approximates fair value.

Accrued interest receivable and accrued interest payable - The carrying amount is a reasonable estimate of fair value.

Commitments to Extend Credit, Standby Letters of Credit - Off-balance sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

Limitations - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amount and estimated fair value of the Company’s financial instruments as of December 31, 2005 and 2004 are as follows:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents	$10,415	10,415	4,129	4,129
Investment securities available-for-sale	105,825	105,825	66,818	66,818
Other investments	4,570	4,570	2,792	2,792
Loans, net	322,844	322,229	222,603	231,389
Loans held-for-sale	8,204	8,204	4,435	4,435
Accrued interest receivable	2,842	2,842	1,112	1,112
Liabilities:
Deposits	350,646	348,564	234,232	232,908
Federal funds purchased	—	—	3,970	3,970
Federal Home Loan Bank borrowings	69,500	69,439	45,300	45,275
Junior subordinated debentures	20,620	20,620	10,310	10,310
Accrued interest payable	2,747	2,747	1,464	1,464

(13) Shareholders’ Equity

Dividends payable by the Company are generally unrestricted although the ability to pay dividends may from time to time be dependent upon the dividends paid to it by the Bank. A national bank must obtain the approval of the OCC if the total of all dividends declared in any calendar year exceeds the bank’s net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years. At December 31, 2005, the Bank could pay approximately $2,796,000 plus current year earnings in dividends without obtaining prior regulatory approval.

(14) Other Operating Expenses

Components of other operating expenses which are greater than 1% of interest income and other operating income for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Legal, professional and director fees	$361,769	411,729	255,018
Travel	$513,526	380,899	311,509
Data processing	$351,950	299,819	253,840
Telecommunications	$439,961	306,561	254,550
Advertising, marketing, business development	$404,954	197,132	179,117
Loan related and other real estate owned expense	$549,205	378,941	412,791

(15) Significant Event

In December 2005 the Bank incurred a loss of $1,039,524 after its warehouse lending division discovered a defalcation by a mortgage company headquartered in Florida (the “FMC”). At the time the defalcation was discovered, the Bank purchased interests in 19 loans totaling approximately $3,300,000 in which the FMC was involved. The Bank learned that wire proceeds on three loans, totaling $1,026,000, were diverted from a title insurance agency to the FMC and, therefore, never used to close the three loans. Immediately precedent to the discovery of the defalcation, the FMC ceased its operations, and thereupon the Bank took possession of the other 16 files and is currently receiving payments on these loans. The Bank is pursuing legal action in this matter.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(16) Employee and Director Benefit Plans

Defined Contribution Plan

The Bank has a 401(k) plan whereby substantially all employees are eligible to participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Bank will make matching contributions equal to 100% of the first three percent of an employee’s compensation contributed to the Plan. Matching contributions vest to the employee ratably over a five-year period. Expenses attributable to the Plan amounted to approximately $147,000, $132,000 and $96,000 for 2005, 2004 and 2003, respectively.

Stock Option Plan

During 2001, the Company approved a stock option plan (the “Option Plan”) whereby 425,000 authorized shares were reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. On March 31, 2006, the Option Plan was amended to increase the authorized shares reserved for issuance to 935,000. Options constitute both incentive stock options and non-qualified stock options. Options awarded to directors vest 100% immediately and options awarded to officers and employees cliff vest on either the third or fifth year anniversary of the date of grant. Any shares subject to an award which expire or are terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless terminated earlier. The exercise price per share for nonqualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

Stock option activity is as follows:

	2005	2004	2003
Options outstanding at beginning of period	201,045	169,125	132,125
Options granted	219,350	39,420	49,250
Options cancelled	(3,542)	(7,500)	(12,250)

Options outstanding at end of period	416,853	201,045	169,125

Options exercisable at end of period	128,875	47,750	39,500
Weighted-average option prices per share:
Options granted during the period	$6.89	4.70	4.12

Options cancelled during the period	$3.04	4.14	3.46

Options outstanding at end of the period	$5.40	3.74	3.48

A summary of options and warrants outstanding as of December 31, 2005 is presented below:

Options Outstanding	Range of Exercise Price per Share	Weighted Average Exercise Price Per Share	Weighted Average Years Remaining	Options Currently Exercisable	Weighted Average Exercise Price Per Share
5,378	$.006	$.006	9.0	—	$—
121,875	2.40 – 3.60	3.22	6.7	116,125	3.20
70,250	4.24 – 6.02	4.96	8.4	12,750	5.18
219,350	6.70 – 7.38	6.88	10.0	—	—

416,853	$0.006 – 7.38	$5.40	8.8	128,875	$3.40

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17) Related Party Transactions

The Bank conducts transactions with directors and officers, including companies in which they have a beneficial interest, in the normal course of business. As of December 31, 2005 and 2004, there were no loans with directors and executive officers and their related interests. At December 31, 2005 and 2004, deposits from directors, executive officers and their related interests aggregated approximately $1,011,000, and $155,000, respectively. These deposits were taken in the normal course of business at market rates of interest.

During part of 2004, the Chief Executive Officer (CEO) of the Bank owned an airplane, which was used occasionally for Bank business. During 2004, the CEO sold his personal aircraft to the Bank for $2,605,000, which approximated fair market value. During 2005 and 2004, the CEO reimbursed the Bank $8,475 and $5,925 for the personal use of the aircraft. The Bank reimbursed the CEO $111,525 for the use of his plane during 2004.

(18) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005 and December 21, 2004, the most recent notifications from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The actual capital amounts and ratios are also presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
As of December 31, 2005
Tier 1 Capital to average assets
Bank	$34,337	7.46%	$18,420	4.00%	$23,025	5.00%
Consolidated	$34,566	7.49%	$18,456	4.00%	N/A	N/A
Tier 1 Capital to risk weighted assets
Bank	$34,337	9.78%	$14,038	4.00%	$21,057	6.00%
Consolidated	$34,566	9.83%	$14,058	4.00%	N/A	N/A
Total Capital to risk weighted assets
Bank	$40,729	11.61%	$28,077	8.00%	$35,096	10.00%
Consolidated	$48,868	13.90%	$28,116	8.00%	N/A	N/A
As of December 31, 2004
Tier 1 Capital to average assets
Bank	$20,878	6.80%	$12,257	4.00%	$15,322	5.00%
Consolidated	$24,999	8.12%	$12,311	4.00%	N/A	N/A
Tier 1 Capital to risk weighted assets
Bank	$20,878	8.80%	$9,538	4.00%	$14,307	6.00%
Consolidated	$24,999	10.44%	$9,579	4.00%	N/A	N/A
Total Capital to risk weighted assets
Bank	$25,865	10.90%	$19,086	8.00%	$23,845	10.00%
Consolidated	$31,122	13.00%	$19,158	8.00%	N/A	N/A

(19) Subsequent Event – Change in Tax Status

For the years ended December 31, 2005, 2004 and 2003, and prior years, the Company, with the consent of its shareholders, elected to be taxed under the Internal Revenue Code as an S Corporation which provides that, in lieu of corporation income taxes, the shareholders separately account for their pro rata shares of the Company’s income, deductions, losses and credits. On March 15, 2006, the Company’s shareholders agreed to the Company’s plan to revoke this election effective with the year beginning on January 1, 2006.

As a result, on January 1, 2006, the Company recorded a net deferred tax asset by a credit to income tax expense of $3,691,407 principally due to temporary differences between the financial reporting and the income tax basis assets and liabilities.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pro forma tax expense, net income and earnings per share have been presented to reflect a combined federal and state tax rate of 38% applied to estimated taxable income had the Company been subject to corporate taxes.

	For the years Ended December 31,
	2005	2004	2003
Income tax reconciliation:
Book income tax at 38% combined rate	1,847,283	1,364,845	791,376
Tax exempt interest	(407,089)	(308,762)	(222,057)
Benefit of contributed capital gain property	—	(659,695)	—
Other items	36,112	(99,223)	13,766

Pro forma income tax expense	1,476,306	297,165	583,085

(20) Subsequent Event – Reverse Stock Split

On April 18, 2006, the Company’s Board of Directors approved a one-for-two reverse stock split of the Company’s common stock to shareholders of record on May 1, 2006. The result is a proportional decrease in the number of the Company’s shares outstanding from 14.49 million to 7.24 million. All share and per share information has been retroactively adjusted to reflect the reverse stock split.

(21) Subsequent Event

On January 17, 2006, the Company’s Board of Directors authorized the filing of a registration statement relating to a public offering of up to $50,000,000. Additionally, the Board authorized a proposal to amend the Company’s Certificate of Incorporation to authorize 25,000,000 shares of common stock.

(22) Condensed Financial Statements of Omni Financial Services, Inc. (Parent Company Only)

CONDENSED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Cash and interest bearing deposits	$9,319,870	3,868,759
Investment in Omni National Bank	38,948,982	23,761,863
Notes receivable	2,235,000	3,168,750
Other assets	877,400	530,517

Total assets	$51,381,252	31,329,889

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other liabilities	$1,679,514	—
Junior subordinated debentures	20,620,000	10,310,000
Shareholders’ equity	29,081,738	21,019,889

Total liabilities and shareholders’ equity	$51,381,252	31,329,889

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Income:
Interest income	$378,811	232,530	114,343
Interest expense	1,089,603	355,945	170,962

Net interest expense	(710,792)	(123,415)	(56,619)

Other expenses	(76,611)	(82,984)	(83,106)

Loss before equity in undistributed earnings of subsidiaries	(787,403)	(206,399)	(139,725)
Equity in undistributed earnings of subsidiaries	5,648,674	3,798,096	2,222,293

Net earnings	$4,861,271	3,591,697	2,082,568

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Cash flows from operating activities:
Net earnings	$4,861,271	3,591,697	2,082,568
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Equity in undistributed earnings of subsidiaries	(5,648,674)	(3,798,096)	(2,222,293)
Change in other assets and liabilities, net	1,332,630	(213,085)	(289,102)

Net cash provided by (used in) operating activities	545,227	(419,484)	(428,827)

Cash flows from investing activities:
Change in notes receivable	933,750	(1,168,750)	(2,000,000)
Capital injections into Bank subsidiary	(11,173,242)	(3,848,381)	(1,000,000)

Net cash used in investing activities	(10,239,492)	(5,017,131)	(3,000,000)

Cash flows from financing activities:
Proceeds from issuance of junior subordinated debentures	10,310,000	5,155,000	5,155,000
Purchase of treasury stock	—	(100,000)	—
Proceeds from sale of common stock	6,946,359	11,538	953,961
Distributions to shareholders	(2,110,983)	(535,675)	(232,069)

Net cash provided by financing activities	15,145,376	4,530,863	5,876,892

Net increase in cash	5,451,111	(905,752)	2,448,065
Cash and cash equivalents at beginning of year	3,868,759	4,774,511	2,326,446

Cash and cash equivalents at end of year	9,319,870	3,868,759	4,774,511

Supplemental cash flow information:
Cash paid during the year for interest	$1,048,750	363,734	170,962

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(23) Quarterly Financial Data (Unaudited)

	Years Ended December 31,
	2005				2004
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$9,540,509	$8,402,167	$7,003,858	$6,036,635	$5,633,270	$5,155,680	$4,551,382	$3,944,226
Interest expense	4,113,327	3,654,976	2,882,838	2,207,632	1,961,213	1,648,460	1,418,347	1,239,734

Net interest income	5,427,182	4,747,191	4,121,020	3,829,003	3,672,057	3,507,220	3,133,035	2,704,492
Provision for loan losses	424,000	160,000	350,000	330,000	391,000	355,000	375,000	330,000
Net interest income, after provision for loan losses	5,003,182	4,587,191	3,771,020	3,499,003	3,281,057	3,152,220	2,758,035	2,374,492

Noninterest income	610,574	913,825	683,244	401,853	702,177	724,576	557,508	499,123
Noninterest expenses	4,293,902	4,365,049	3,155,074	2,794,596	2,959,983	2,728,201	2,420,387	2,348,920

Net income	1,319,854	1,135,967	1,299,190	1,106,260	1,023,251	1,148,595	895,156	524,695

Earnings per share:
Basic	$0.20	$0.17	$0.20	$0.17	$0.16	$0.18	$0.14	$0.08
Diluted	$0.20	$0.17	$0.19	$0.17	$0.16	$0.17	$0.14	$0.08

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2006 AND DECEMBER 31, 2005

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS
Cash and due from banks, including required cash reserves of $25,000 and $25,000	$6,752,908	$8,170,222
Interest-bearing deposits in other financial institutions	1,906,400	426,833
Federal funds sold	—	1,818,000

Total cash and cash equivalents	8,659,308	10,415,055

Investment securities available-for-sale	118,685,155	105,824,602
Other investments	6,388,600	4,569,700
Loans, net of allowance for loan losses of $5,544,038 and $4,791,221	415,993,947	322,843,745
Loans held-for-sale	3,728,157	8,204,717
Premises and equipment, net	11,912,047	11,202,981
Other real estate owned	1,786,917	1,178,658
Goodwill	4,753,887	4,753,887
Cash surrender value of life insurance policies	1,177,489	1,155,573
Accrued interest receivable and other assets	12,598,640	6,856,439

	$585,684,147	$477,005,357

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$41,219,506	$26,687,081
Savings and money market	13,842,909	9,439,087
Time	183,657,546	183,051,530
Time over $100,000	189,801,000	131,467,912

Total deposits	428,520,961	350,645,610

Escrow accounts, accrued interest payable and other liabilities	6,798,145	7,158,009
Federal funds purchased & other short term borrowings	1,842,000	—
Federal Home Loan Bank borrowings	92,000,000	69,500,000
Junior subordinated debentures	20,620,000	20,620,000

Total liabilities	549,781,106	447,923,619

Shareholders’ equity:
Common stock, par value $1.00; 25,000,000 shares authorized; 7,492,978 and 7,242,612 shares issued	7,492,978	7,242,612
Additional paid-in capital	25,276,224	13,724,927
Retained earnings	5,158,561	9,421,731
Accumulated other comprehensive loss	(1,924,722)	(1,207,532)
Treasury stock, at cost; 16,612 shares in 2006 and 2005	(100,000)	(100,000)

Total shareholders’ equity	35,903,041	29,081,738

	$585,684,147	$477,005,357

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (UNAUDITED)

	2006	2005
Interest income:
Interest and fees on loans	$19,284,935	$11,484,936
Interest on investment securities	2,797,772	1,646,485
Other interest income	32,370	9,839

Total interest income	22,115,077	13,141,260

Interest expense:
Interest on deposits	7,326,849	3,753,861
Federal funds purchased and other borrowings, short-term	154,416	59,117
Federal Home Loan Bank and other borrowings, long-term	1,795,450	929,797
Junior subordinated debentures	729,503	347,696

Total interest expense	10,006,218	5,090,471

Net interest income	12,108,859	8,050,789
Provision for loan losses	950,000	680,000

Net interest income after provision for loan losses	11,158,859	7,370,789

Noninterest income:
Service charges on deposit accounts	341,645	255,915
Gain on sale of real estate units	—	30,329
Investment securities (losses) gains, net	(2,258)	(6,358)
Gain on sale of loans	588,643	337,085
Other income	470,566	367,358

Total noninterest income	1,398,596	984,329

Noninterest expenses:
Salaries and employee benefits	4,160,320	3,090,942
Occupancy and equipment	1,365,287	940,612
Other operating expense	2,978,583	1,918,115

Total noninterest expenses	8,504,190	5,949,669

Income before income taxes	4,053,265	2,405,449

Income tax benefit	(2,362,873)	—
Net income	$6,416,138	$2,405,449

Basic earnings per share	$0.87	$0.37

Diluted earnings per share	$0.85	$0.36

Pro Forma data:
Net earnings:
As reported	$6,416,138	$2,405,449
Adjustment for income tax expense	—	(728,070)
Adjustment for change in tax status – conversion to C corporation	(3,691,408)	—

Adjusted net income:	$2,724,730	$1,677,379

Basic earnings per share	$0.37	$0.26

Diluted earnings per share	$0.36	$0.25

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (UNAUDITED)

Net earnings for the six months ended June 30, 2005	$2,405,449
Other comprehensive loss:
Unrealized holding losses on investment securities available-for-sale arising during the period	(135,880)
Reclassification adjustment for losses realized on sales of investment securities	6,358

Other comprehensive loss	(129,522)

Total comprehensive income	$2,275,927

Net income for the six months ended June 30, 2006	$6,416,138
Other comprehensive loss:
Unrealized holding losses on investment securities available-for-sale arising during the period, net of taxes of $479,056 and reclassification adjustments	(718,590)
Reclassification adjustment for losses realized on sales of investment securities, net of taxes of $858	1,400

Other comprehensive loss	(717,190)

Total comprehensive income	$5,698,948

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (UNAUDITED)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance, December 31, 2004	6,546,864	$6,546,864	7,474,316	6,671,443	(100,000)	427,266	$21,019,889

Net earnings				2,405,449			2,405,449
							—
Cash dividends to shareholders ($.215 per common share)				(1,410,205)			(1,410,205)
							—
Change in net unrealized loss on investment securities available-for-sale						(129,522)	(129,522)

Balance, June 30, 2005	6,546,864	$6,546,864	7,474,316	7,666,687	(100,000)	297,744	21,885,611

Balance, December 31, 2005	7,242,612	$7,242,612	13,724,927	9,421,731	(100,000)	(1,207,532)	$29,081,738

Reclassification of retained earnings upon change in tax status			9,421,731	(9,421,731)			—
Net earnings				6,416,138			6,416,138
Issuance of common stock	250,366	250,366	2,129,566				2,379,932
Cash dividends to shareholders ($.172 per common share)				(1,257,577)			(1,257,577)
Change in net unrealized loss on investment securities available-for-sale						(717,190)	(717,190)

Balance, June 30, 2006	7,492,978	$7,492,978	25,276,224	5,158,561	(100,000)	(1,924,722)	35,903,041

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005 (UNAUDITED)

	2006	2005
Cash flows from operating activities:
Net income	$6,416,138	$2,405,449
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	(657,602)	307,540
Provision for loan losses	950,000	680,000
Loss (gain) on sale of other real estate	(46,466)	(75,701)
Loss (gain) on sale of premises and equipment	(50,880)	6,513
Gain on sale of loans	(588,643)	(337,085)
Warehouse loans originated for sale	(104,219,002)	(86,757,148)
Proceeds from sale of warehouse loans	108,695,562	76,780,466
Investment securities losses, net	2,258	6,358
Deferred income tax benefit	(3,691,407)	—
Change in:
Accrued interest receivable and other assets	(1,633,898)	569,051
Escrow accounts, accrued interest payable and other liabilities	(335,233)	1,406,692

Net cash provided by operating activities	4,840,827	(5,007,865)

Cash flows from investing activities:
Proceeds from maturities, calls, and paydowns of investment securities available-for-sale	14,117,965	4,451,154
Purchases of investment securities available-for-sale	(28,136,401)	(21,789,354)
Purchases of other investments	(2,988,900)	(1,935,650)
Proceeds from sales of other investments	1,170,000	621,000
Net change in loans	(93,201,080)	(39,481,748)
Proceeds from sale of other real estate	171,091	370,683
Improvements to other real estate investments	(1,725)	(5,021)
Proceeds from sale of premises and equipment	100,075	—
Purchase of premises and equipment	(1,167,302)	(3,642,900)

Net cash used in investing activities	(109,936,277)	(61,411,836)

Cash flows from financing activities:
Net change in deposits	77,875,348	43,027,550
Proceeds from Federal Home Loan Bank advances	48,500,000	64,500,000
Repayment of Federal Home Loan Bank advances	(26,000,000)	(42,800,000)
Proceeds from issuance of junior subordinated debentures	—	10,310,000
Net change in federal funds purchased	1,842,000	(3,970,000)
Proceeds from sale of stock and issuance of stock under option plan	2,379,932	—
Cash dividends to shareholders	(1,257,577)	(1,410,205)

Net cash provided by financing activities	103,339,703	69,657,345

Net change in cash and cash equivalents	$(1,755,747)	3,237,644
Cash and cash equivalents at beginning of period	10,415,055	4,128,676

Cash and cash equivalents at end of period	$8,659,308	7,366,320

Supplemental cash flow information and noncash disclosures:
Cash paid during the year for interest	$9,386,906	5,749,188
Loans transferred to other real estate	$3,889,928	2,476,758
Other real estate owned sales financed by Bank	$3,158,773	1,754,111

See accompanying notes to consolidated financial statements.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1) Summary of Significant Accounting Policies

Organization

Omni Financial Services, Inc. (the “Company”) is incorporated in the state of Georgia as a bank holding company whose business is conducted by its wholly owned subsidiary, Omni National Bank (the “Bank”) which is chartered in Atlanta, Georgia. The Bank has operations in metropolitan Atlanta and Dalton, Georgia; Fayetteville, High Point and Parkton, North Carolina; Tampa, Florida and Chicago, Illinois, with its corporate headquarters in Atlanta, Georgia. The Bank also has loan production offices in Atlanta and Dalton, Georgia; Charlotte, North Carolina and Birmingham, Alabama. The Bank is chartered and regulated by the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation.

During 2003, the Bank commenced real estate appraisal services through its wholly owned subsidiary, Omni Appraisal Services, Inc. (“OAS”). OAS operations consist primarily of appraisal income and expenses related to salaries and benefits. Also, during 2003, the Bank commenced aircraft and automobile leasing services through its wholly owned subsidiary, Omni Leasing Corporation (“OLC”). OLC operations consist primarily of rental income from leasing of equipment and interest expense related to the funds borrowed to acquire the equipment. OLC was established as a separate entity primarily to own the Company aircraft. As such, substantially all of OLC operations are eliminated in consolidation.

During 2002, the Bank’s Community Development Company (“CDC”) subsidiary, whose operations consist primarily of real estate development and sale of condominium units, purchased a fifty-one percent interest in Sugar Hill Development, LLC and Nexus Homes, LLC. The companies were established for the purpose of acquiring a tract of unimproved land and developing a town home complex. During 2004, the town home development was sold and the CDC divested its fifty-one percent interest in Sugar Hill Development, LLC and Nexus Homes, LLC.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank, as well as the consolidated subsidiaries of the Bank. All intercompany accounts and transactions have been eliminated in consolidation. The accounting principles followed by the Company and its subsidiary, and the method of applying these principles, conform with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing the consolidated financial statements, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Interim Financial Information

The accompanying unaudited consolidated financial statements as of June 30, 2006 and 2005 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operations in the interim statements are not necessarily indicative

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

of the results that may be expected for any other period of for the full year. The interim financial information should be read in conjunction with the Company’s audited financial statements.

Stock Compensation Plan

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company adopted this Standard on January 1, 2006 under the prospective transition method. Under that method, the Company recognizes compensation costs for any new grants of share-based awards made after the effective date or if existing awards are modified after the effective date. Prior to adoption of this Standard the Company employee stock options were valued using the minimum value method and accounted for its stock compensation plan using the intrinsic method, as allowed prior to the revision to Statement No. 123.

Net Earnings Per Common Share

The Company is required to report earnings per common share with and without the dilutive effects of potential common stock issuances from instruments such as options, convertible securities and warrants on the face of the statements of operations. Basic earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. Additionally, Omni must reconcile the amounts used in the computation of both “basic earnings per share” and “diluted earnings per share.” Anti-dilutive stock options and warrants have not been included in the diluted earnings per share calculations. Anti-dilutive shares at June 30, 2006 and 2005 were 0 and 120,000, respectively. Earnings per common share amounts for the six months ended June 30, 2006 and 2005 are as follows:

For the six months ended June 30, 2006

	Net Earnings (Numerator)	Common Shares (Denominator)	Per Share Amount
Basic earnings per share	$6,416,138	7,353,258	$0.87
Effect of dilutive securities – stock options	—	162,517	(0.02)

Diluted earnings per share	$6,416,138	7,517,775	$0.85

For the six months ended June 30, 2005

	Net Earnings (Numerator)	Common Shares (Denominator)	Per Share Amount
Basic earnings per share	$2,405,449	6,530,252	$0.37
Effect of dilutive securities – stock options	—	86,643	(0.01)

Diluted earnings per share	$2,405,449	6,616,895	$0.36

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Income Taxes

The Company terminated its election to be taxed as an S Corporation effective January 1, 2006. In connection with that election, a deferred tax asset was established, which resulted in an income tax benefit of $3,691,407 on the consolidated statement of earnings. See Note 5.

Reverse Stock Split

On April 18, 2006, the Company’s Board of Directors approved a one-for-two reverse stock split of the Company’s common stock to shareholders of record on May 1, 2006. The result is a proportional decrease in the number of the Company’s shares outstanding from 14.49 million to 7.24 million as of December 31, 2005. All share and per share information has been adjusted to reflect the reverse stock split.

Recently Issued Accounting Standards

In July 2006, the FASB released Interpretation No. 48, “Accounting for Uncertainty In Income Taxes.” This Interpretation revises the recognition tests for tax positions taken in tax returns such that a tax benefit is recorded only when it is more likely than not that the tax position will be allowed upon examination by taxing authorities. The amount of such a tax benefit to record is the largest amount that is more likely than not to be allowed. Any reduction in deferred tax assets or increase in tax liabilities upon adoption will correspondingly reduce retained earnings. The Company has not yet determined the effect of adopting this Interpretation, which is effective for it on January 1, 2007.

(2) Loans

Major classifications of loans at June 30, 2006 and December 31, 2005 are summarized as follows:

	June 30, 2006	December 31, 2005
Real estate – construction	$150,402,981	$110,331,954
Commercial real estate	160,998,401	128,307,052
Residential real estate	21,455,477	21,805,305
Commercial and industrial	86,982,366	63,555,018
Consumer	2,755,364	4,273,765

Total loans and leases	422,594,589	328,273,094
Less: Allowance for loan losses	5,544,038	4,791,221
Net deferred loan fees	1,056,604	638,128

	$415,993,947	$322,843,745

The Bank grants loans and extensions of credit to individuals and entities principally in its general trade area of metropolitan Atlanta and Dalton, Georgia; Birmingham, Alabama; Chicago, Illinois; Tampa, Florida; and Fayetteville, High Point, Charlotte, and Greensboro, North Carolina. A substantial portion of the Bank’s loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Changes in the allowance for loan losses are summarized as follows:

	June 30,
	2006	2005
Balance at beginning of period	$4,791,221	$3,463,107
Provision for loan and lease losses	950,000	680,000
Credits charged off	(237,271)	(164,746)
Recoveries on credits charged-off	40,088	30,009

Balance at end of period	$5,544,038	$4,008,370

(3) Stock Option Plan

During 2001, the Company approved a stock option plan (the “Option Plan”) whereby 425,000 authorized shares were reserved for issuance by the Company upon exercise of stock options granted to officers, directors, and employees of the Company from time to time. On March 31, 2006, the Option Plan was amended to increase the authorized shares reserved for issuance to 935,000. Options constitute both incentive stock options and non-qualified stock options. Options awarded to directors vest 100% immediately. Options awarded to officers and employees cliff vest on either the third or fifth year anniversary of the date of grant or vest ratably over five years. Any shares subject to an award which expire or are terminated unexercised will again be available for issuance. The Option Plan has a term of ten years, unless terminated earlier. The exercise price per share for nonqualified and incentive stock options shall be the price as determined by an option committee, but not less than the fair market value of the common stock on the date of grant.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”, which requires the Company to compute the fair value of options at the date of grant and to recognize such costs as compensation expense ratably over the vesting period of the options. The Company elected to utilize the prospective transition method; therefore prior period results were not restated. Prior to January 1, 2006, the Company used the minimum value method to determine fair values for pro forma disclosures. Under the prospective transition method, since the Company previously used the minimum value method for determining the fair value of options granted for disclosure purposes, the Company is only required to apply the provisions for estimating the fair value of options under SFAS No. 123(R) prospectively to new options awarded or existing options modified subsequent to the Company’s adoption of this standard.

A summary of the Company’s stock option activity and related information is as follows:

	For the Six Month Period Ended June 30, 2006
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	416,853	$5.40
Exercised	(21,500)	3.08
Forfeited	(6,750)	5.63
Issued	18,750	10.00

Outstanding at June 30, 2006	407,353	$5.74	7.66	$1,735,324

Exercisable at June 30, 2006	137,125	$3.62	5.98	$874,858

The weighted-average grant date fair value of options granted during the period ended June 30, 2006 was $4.19. The total intrinsic value of options exercised during the period ended June 30, 2005 was $148,780. Cash received from options exercised in the period was $66,220.

For any new awards granted, the Company uses the Black-Scholes model for determining the fair values of those options and recognizes compensation expense ratably over the vesting periods. The assumptions used in this

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

model to determine the fair values of options issued take into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate for the expected term of the option. The risk-free interest rate used is the rate currently available on zero-coupon U.S. government issues with a remaining term equal to the expected life of the options. The expected volatility is based on the volatilities of similar publicly traded companies.

The assumptions used are as follows:

June 30, 2006
Expected dividends	1.60%
Expected term (in years)	7 years
Risk-free rate	4.88%
Weighted average volatility	40%

Based on the aforementioned requirements under SFAS 123(R) applicable to our Company, there was no unrecognized compensation expense for nonvested options granted prior to adoption of SFAS 123(R) to be reported. During the six month period ended June 30, 2006, 18,750 options were granted by the Company. As a result, the Company recorded $4,626 of stock option compensation expense to salaries and employee benefits. Since the options are incentive stock options, no tax benefit was recognized.

As of June 30, 2006, there was $74,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 4.7 years. None of these options vested during the period ended June 30, 2006.

Unrecognized stock-based compensation expense related to stock options for the remainder of 2006 and beyond is estimated as follows:

April 2006 to December 2006	$9,253
2007	$18,506
2008	$18,506
2009	$13,268
2010 and thereafter	$14,403

For the options granted prior to the adoption of SFAS 123(R), had compensation cost been determined based upon the fair value of the options at the grant dates consistent with the method recommended by SFAS No. 123, on a pro forma basis, the Company’s net income and income per share, on a pro forma basis, for the six months ended June 30, 2006 and 2005 is indicated in the following table.

	For the six months ended June 30,
	2006	2005
Net income as reported	$6,416,138	$2,405,449
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards	47,243	10,747

Pro forma net earnings	$6,368,895	$2,394,702

Basic earnings per share:
As reported	$0.87	$0.37

Pro forma	$0.87	$0.37

Diluted earnings per share:
As reported	$0.85	$0.36

Pro forma	$0.85	$0.36

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

(4) Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank’s exposure to credit loss, in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Bank requires collateral to support financial instruments with credit risk. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At June 30, 2006 and December 31, 2005, the Bank had commitments to extend credit of approximately $57,098,000 and $46,650,000, respectively. At June 30, 2006 and December 31, 2005, the Bank had standby letters of credit outstanding of approximately $0 and $35,000, respectively.

(5) Income Taxes

Income tax expense (benefit) was as follows:

Six Months Ended June 30, 2006
Current expense
Federal	$1,126,764
State	201,770

1,328,534
Deferred expense
Federal	(3,107,693)
State	(583,714)

(3,691,407)
Total expense	$(2,362,873)

Effective tax rate differs from federal statutory rate of 34% applied to income before income taxes due to the following:

Six Months Ended June 30, 2006
Federal statutory rate times financial statement income	$1,378,110
Effect of:
Tax-exempt income	(242,197)
State taxes, net of federal benefit	133,168
Change in tax status – conversion to C Corporation	(3,691,407)
Other	$59,453

Total	(2,362,873)

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Deferred tax assets and liabilities were due to the following:

June 30, 2006
Deferred tax assets:
Allowance for loan losses	$1,749,774
Net operating loss carryover	1,899,562
Accrued expenses	251,359
Net unrealized loss on securities available for sale	936,222
Other	419,989

5,256,906

Deferred tax liabilities:
Leased asset depreciation	915,732
Other	171,924

1,087,656
Net deferred tax asset	$4,169,250

Net operating loss carryovers:

At June 30,2006, the Company had federal net operating loss carryovers of approximately $5.1 million which expire at various dates from 2017 to 2023, and state net operating loss carryovers of approximately $4.4 million which expire at various dates from 2006 to 2023.

(6) Omni Financial Services, Inc. (Parent Company Only) Financial Information

CONDENSED BALANCE SHEETS

JUNE 30, 2006 AND DECEMBER 31, 2005

	June 30, 2006	December 31, 2005
Cash and interest bearing deposits	$1,972,738	$9,319,870
Investment in Omni National Bank	47,996,671	38,948,982
Notes receivable	5,670,381	2,235,000
Other assets	954,057	877,400

Total assets	$56,593,847	$51,381,252

Other liabilities	$70,806	$1,679,514
Junior subordinated debentures	20,620,000	20,620,000
Shareholders’ equity	35,903,041	29,081,738

Total liabilities and shareholders’ equity	$56,593,847	$51,381,252

OMNI FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

CONDENSED STATEMENTS OF EARNINGS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	June 30,
	2006	2005
Income:
Interest income	$319,200	231,463
Interest expense	751,135	455,379

Net interest expense	(431,935)	(223,916)

Noninterest expenses	130,190	41,549

Loss before equity in undistributed earnings of subsidiaries	(562,125)	(265,465)

Equity in undistributed earnings of subsidiaries	6,764,880	2,670,914

Income before income taxes	6,202,755	2,405,449

Income tax benefit	(213,383)	—

Net income	$6,416,138	$2,405,449

(7) Omni Financial Services, Inc. (Parent Company Only) Financial Information

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

	June 30,
	2006	2005
Cash flows from operating activities:
Net earnings	6,416,138	2,405,449
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Equity in undistributed earnings of subsidiaries	(6,764,880)	(2,670,914)
Accretion of investment discount	(83,904)	—
Change in other assets and liabilities, net	(1,685,363)	(878,469)

Net cash used by operating activities	(2,118,009)	(1,143,934)

Cash flows from investing activities:
Change in notes receivable	(3,435,381)	(935,000)
Purchase of investment securities available for sale	(7,916,096)	—
Proceeds from maturities of investment securities available for sale	8,000,000	—
Capital injections into Bank subsidiary	(3,000,000)	(500,000)

Net cash used by investing activities	(6,351,477)	(1,435,000)

Cash flows from financing activities:	—
Proceeds from issuance of Trust Preferred Securities	—	10,310,000
Proceeds from sale of common stock	2,379,931	—
Distributions to shareholders	(1,257,577)	(1,410,205)

Net cash provided by financing activities	1,122,354	8,899,795

Net increase in cash	$(7,347,132)	6,320,861
Cash and cash equivalents at beginning of period	9,319,870	3,868,759

Cash and cash equivalents at end of period	$1,972,738	10,189,620

3,350,000 Shares

Common Stock

PROSPECTUS

September 28, 2006

Until October 23, 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.